Exhibit 99.10

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025-28

Fiscal Plan

Meeting the Challenge

2025-28

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Queen Elizabeth II Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780-427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2025: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN 978-1-4601-6204-0

ISSN 2369-0127

This publication is issued under the Open Government Licence – Alberta (http://open.alberta.ca/licence).

©2025 President of Treasury Board and Minister of Finance

BUDGET 2025

GOVERNMENT OF ALBERTA  |  2025–28

Fiscal Plan

2025-28

PRESENTED BY

NATE HORNER

PRESIDENT OF TREASURY BOARD

 AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

February 27, 2025

Accountability Statement

The government’s Fiscal Plan for the three years commencing April 1, 2025 was prepared under my direction in accordance with the Sustainable Fiscal Planning and Reporting Act and the government’s accounting policies. All of the government’s policy decisions as of February 15, 2025 with material economic or fiscal implications have been considered in preparing the three year Fiscal Plan.

Original signed by

Nate Horner

President of Treasury Board and Minister of Finance

February 13, 2025

2	Fiscal Plan 2025 – 28

Fiscal Plan 2025 – 28

Overview	5

Economic Outlook	19

Revenue	49

Expense	65

Capital Plan	93

Tax Plan	113

Debt and Savings	129

Fiscal Plan Tables	139

Response to the Auditor General	159

Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2025 – 28	3

BLANK PAGE

4

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Overview

5

Overview	7

Meeting the Challenge	7

Lower Tax Rate for All Albertans	8

Protecting Alberta’s Advantage	8

Investing in Education	8

Refocusing Health Care	9

Energy and Economic Assumptions	9

Revenue	10

Expense	11

Capital Plan	12

Net Financial Position	13

Fiscal Framework	14

Fiscal Summary	17

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2025 – 28

Overview

Meeting the Challenge

Alberta is facing headwinds from potential U.S. tariffs and retaliatory measures, volatile oil prices, and pressure on our public services as more people move here to make Alberta their home. Budget 2025 meets these challenges head on.

Budget 2025 delivers on government’s promise to implement a new eight per cent personal income tax bracket for income up to $60,000, with full implementation two years ahead of the schedule announced in Budget 2024. This will provide Albertans timely support to help meet the challenge of the higher cost of living and the potential impacts of cross-border trade issues.

While the province is facing increased economic uncertainty and revenue volatility, the government remains committed to making prudent spending decisions to keep operating expense growth below population growth plus inflation and to sustainably deliver important programs and services to Albertans and Alberta businesses.

Budget 2025 includes deficits of $5.2 billion, $2.4 billion and $2 billion over the next three years. The government’s fiscal framework was designed to manage economic and revenue volatility and includes allowable exceptions for when the government can run a deficit, including when there is a significant drop in revenue. The government has three years to return to balance after a deficit is reported at year-end.

Budget 2025 – Key Fiscal Metrics
(billions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue	74.7	73.5	80.7	74.1	77.4	80.0

Expense

Operating expense	58.1	60.1	62.1	64.3	64.8	66.5

Other expense	9.3	11.1	10.8	11.0	11.7	11.9

Total Expense (before contingency)	67.4	71.2	72.9	75.3	76.5	78.3

Contingency / disaster assistance	3.0	2.0	2.0	4.0	3.3	3.7

Surplus / (Deficit)	4.3	0.4	5.8	(5.2)	(2.4)	(2.0)

Other Key Metrics:

Capital / Other Non-financial assets	61.5	62.6	62.5	63.8	64.7	66.1

Heritage Fund Year-end Balances	20.9	23.8	23.4	24.4	25.7	27.1

Taxpayer Supported Debt	81.8	87.8	85.4	82.8	90.1	98.4

Net Financial Debt	41.4	42.1	36.6	43.0	46.5	49.9

Net Debt to GDP	9.4%	8.8%	7.6%	8.7%	9.0%	9.3%

Note: See table on page 17 for amounts in millions.

Overview | Fiscal Plan 2025 – 28	7

Lower Tax Rate for All Albertans

Alberta’s government is keeping its promise to lower income taxes for Albertans by introducing a new personal income tax bracket of eight per cent on the first $60,000 of income, effective January 1, 2025. The tax cut is being introduced ahead of the schedule announced in Budget 2024 to provide more timely support to Albertans. Most taxpayers will start to see the benefit of the tax cut on their paycheques after July 1, 2025, when payroll withholdings are adjusted.

This new tax bracket will save individuals up to $750 in 2025. Taxpayers earning less than $60,000 will see their personal income taxes fall by 20 per cent. Overall, the tax cut will save Albertans approximately $1.2 billion annually in 2025-26.

Albertans and Alberta businesses generally pay lower overall taxes than taxpayers in other provinces.	This new bracket will build on Alberta’s low tax environment. With low personal and corporate income taxes, low fuel tax and no sales tax, Albertans and Alberta businesses generally pay lower overall taxes than taxpayers in other provinces.

Protecting Alberta’s Advantage

The impacts of the expected U.S. tariffs will be far-reaching, and hindering potential economic growth for Alberta, Canada, the U.S., and the global economy. Strong fundamentals including low taxes, a favorable cost of living, and high wages, will help Alberta’s economy weather the storm.

To complement these strong fundamentals, Alberta’s government is taking measures to secure the Alberta-U.S. border. Budget 2025 includes funding for a new interdiction Patrol Team within Alberta Sheriffs to tackle drug smuggling, gun trafficking, apprehension of persons attempting to cross the border illegally, and other illegal activities along Alberta’s international land border.

Government will continue to promote Alberta as a reliable partner in supporting North America and global energy security to investors and will advocate locally, nationally, and internationally for the optimization of new and existing infrastructure to access new markets for Alberta’s energy and mineral resources.

Budget 2025 continues to support Alberta’s agriculture producers and value-added processors, addressing barriers to trade by cultivating export markets, and working to increase market access for Alberta products.

Investing in Education

Alberta’s government is working with parents, teachers, school leaders, and trustees to make Alberta’s schools the best places for our children to learn and develop. Budget 2025 includes funding for enrolment growth, adjusts the funding formula for school boards, provides support for students with specialized needs, and addresses classroom complexity.

8	Overview | Fiscal Plan 2025 – 28

Budget 2025 continues to support targeted expansion of seats in high-demand post-secondary programs aligned with priority economic sectors, including business, construction, health care, and technology.

Refocusing Health Care

In Budget 2025, the government is continuing to refocus the health care system with the establishment of four integrated provincial health agencies:

• Recovery Alberta (operational September 2024),

• Primary Care Alberta (operational February 2025),

• Acute Care Alberta (launched February 2025), and

• Assisted Living Alberta (launching April 1, 2025).

These agencies will align efforts through an Integration Council to deliver improved outcomes. An Indigenous Advisory Council, representing First Nations, Métis, and Inuit communities, will provide advice on health programs, services, and culturally safe care delivery as part of the health system refocus initiative.

Energy and Economic Assumptions

With uncertainty on the rise, Budget 2025 takes a cautious approach, reflecting the high risk of a Canada-U.S. trade conflict and broader economic uncertainty stemming from U.S. policy. While there is still significant uncertainty over the trajectory and duration of potential tariffs and retaliatory measures, the baseline outlook incorporates a moderate trade conflict for budgeting purposes. The outlook assumes that Canada will be facing on average 15 per cent tariffs on all goods, with the exception of energy products, which will face a 10 per cent tariff. In response, Canada is expected to retaliate with tariffs on a broad range of consumer goods. These measures are expected to dampen Alberta’s trajectory for growth. After expanding an estimated three per cent last year, Alberta’s real gross domestic product (GDP) growth is forecast to decelerate to 1.8 per cent in 2025 and 1.7 per cent in 2026.

Slower population growth will help gradually rebalance the labour market in the coming years. However, with job gains lagging behind the increases in the working-age population and labour force, the unemployment rate will stay elevated in the near term. It is forecast to average above seven per cent on an annual basis over the next two years, peaking at 7.4 per cent in 2025 before dipping slightly to 7.2 per cent in 2026.

Despite Alberta’s slowing growth over the next few years, the province is expected to fare better than other provinces due to our industry composition, with the energy sector constituting a relatively high share of GDP. As the economy adjusts to the tariffs over the medium term, growth is forecast to pick up to over two per cent by 2027. Investment intentions remain strong in the province, and Alberta’s higher incomes and ongoing population growth will boost spending.

Overview | Fiscal Plan 2025 – 28	9

Energy and Economic Assumptionsa

	2022-23 Actuals	2023-24 Actuals	2024-25 Estimate	2025-26 Forecast	2026-27 Forecast	2027-28 Forecast

WTI Oil (US$/bbl)[b]	89.69	77.83	74.00	68.00	71.00	71.50

Light-Heavy Differential (US$/bbl)[b]	20.77	17.29	13.20	17.10	16.50	15.60

WCS@Hardisty (Cdn$/bbl)[b]	90.62	81.67	84.70	73.10	75.80	75.80

Natural Gas (Cdn$/GJ)[b]	4.63	2.07	1.20	2.50	3.10	2.90

Conventional Crude Oil Production (000s barrels/day)	497	511	528	519	512	504

Raw Bitumen Production (000s barrels/day)	3,250	3,332	3,455	3,558	3,689	3,752

Exchange Rate (US¢/Cdn$)[b]	75.6	74.2	71.7	69.6	71.9	73.8

Interest Rate (10-year Canada bonds, %)	3.05	3.46	3.30	3.10	3.10	3.10

	2022 Actuals	2023 Actuals	2024 Estimate	2025 Forecast	2026 Forecast	2027 Forecast	2028 Forecast

Real GDP (% change)	6.0	2.3	3.0	1.8	1.7	2.1	2.2

Employment (% change)[c]	4.9	3.7	3.1	1.9	1.6	1.9	2.0

Unemployment Rate (%)[c]	5.8	5.9	7.0	7.4	7.2	6.9	6.6

Primary Household Income (% change)	10.4	5.7	7.1	4.8	4.2	4.3	4.3

Net Corporate Operating Surplus (% change)	75.2	(26.9)	0.0	(9.0)	1.2	3.0	3.5

Alberta Consumer Price Index (% change)[c]	6.4	3.3	2.9	2.6	2.4	2.2	2.2

Population (% change)[c]	1.8	3.9	4.4	2.5	1.4	1.4	1.6

[a]	Forecast was finalized on February 6, 2025
[b]	Forecasts have been rounded
[c]	Actual

Revenue

Total revenue is estimated at $74 billion in 2025-26, $6.6 billion lower than the 2024-25 third quarter forecast of $81 billion.

The evolving situation with Canada-U.S. trade relations is bringing more uncertainty to the province’s revenue forecast. The Budget 2025 revenue forecast reflects a moderate baseline trade conflict of potential tariffs and retaliatory measures.

The West Texas Intermediate oil price is expected to average US$68 per barrel (/bbl) over the forecast period, which is $6 per barrel lower than in 2024-25. It is expected to increase to $71.50 per barrel by 2027-28.

Tax revenue is expected to decrease by $0.6 billion from the 2024-25 third quarter forecast due to the introduction of the new eight per cent tax bracket as of January 1, 2025 and the estimated impact of tariffs. Federal transfers revenue steadily increases due to the increase in Canada Health Transfer (CHT) and Canada Social Transfer (CST), which will grow by 2.7 per cent to reach $13.3 billion in 2025-26. Alberta’s share of Canada’s total population continues to rise, which in turn increases Alberta’s revenue share of federal transfers. Federal transfers revenue is forecast to grow by $1 billion in 2026-27 and $1.5 billion in 2027-28, reaching $14.4 billion in 2027-28.

Total revenue is forecast to be $74 billion in 2025-26, $77 billion in 2026-27 and $80 billion in 2027-28.

10	Overview | Fiscal Plan 2025 – 28

Budget 2025 Revenue

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Personal Income Tax	15,160	15,604	16,120	15,510	16,271	16,981

Corporate Income Tax	7,044	7,028	7,351	6,764	6,938	7,254

Other Taxes	4,543	6,013	5,995	6,563	6,941	7,156

Resource revenue – Bitumen royalties	14,518	12,538	16,859	12,830	13,138	13,499

Resource revenue – Other	4,769	4,777	4,650	4,237	4,482	4,317

Transfers from Government of Canada	12,336	12,640	12,958	13,287	13,753	14,228

Investment Income	4,581	3,267	5,171	2,882	3,135	3,467

Net Income from Government Business Enterprises	1,237	2,123	2,064	2,016	2,506	2,568

Premiums, Fees and Licences	5,565	5,383	5,565	5,636	5,874	6,032

Other	4,979	4,164	3,958	4,412	4,353	4,469

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Expense

In 2025-26, operating expense will be 3.6 per cent, or $2.2 billion, higher than the 2024-25 forecast and is anticipated to reach $66 billion in 2027-28. The government is committed to controlling spending with targeted increases for health, education, disability and income support programs and affordable housing.

In 2024-25, the total expense forecast increased by $1.8 billion from Budget 2024. The main contributing factor was disaster and emergency assistance at $2 billion as a result of wildfires and indemnity payments to agriculture producers due to challenging growing conditions. Operating expense increased by $2 billion compared to budget, mainly due to enrolment growth in schools and post-secondary institutions, and increased demands on the health system and social benefits programs resulting from unprecedented population growth. Other expense, with the exception of amortization, decreased a net $0.4 billion from budget.	Government is focused on meeting its challenges.

In Budget 2025, the contingency will increase to $4 billion in 2025-26 to provide government with more flexibility to address unforeseen implications of increased economic uncertainty as well as compensation expense for collective bargaining currently underway. The contingency amount is intended to address unanticipated spending, including compensation pressures, disasters and emergencies, and emerging priorities that may arise during the year and that are not practical to delay until the next budget.

Overview | Fiscal Plan 2025 – 28	11

Budget 2025 Expense

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Operating expense	58,143	60,124	62,098	64,311	64,831	66,464

Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

Amortization / disposal loss / inventory consumption	4,399	4,564	4,688	4,993	5,127	5,137

Debt servicing costs	3,149	3,389	3,199	2,968	3,258	3,629

Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

Contingency / disaster assistance	3,025	2,000	2,017	4,000	3,300	3,700

Total Expense	70,447	73,182	74,932	79,349	79,818	82,016

Capital Plan

The Budget 2025 Capital Plan invests $26.1 billion—$1.1 billion more than Budget 2024 - strengthening key priority areas and making responsible investments in the province’s future.

The 2025 Capital Plan includes:

• $2.6 billion for schools

• $1.1 billion for family, social supports, and housing

• $2.5 billion for roads and bridges

• $3.6 billion for health, mental health and addiction, and continuing care facilities

• $7.5 billion for municipal infrastructure support

• $3.8 billion for capital maintenance and renewal

• $1.3 billion for streamlining service delivery

• $0.9 billion for agriculture, natural resources, and business development

• $1.1 billion for other Capital Plan envelopes

• $1.7 billion in SUCH sector self-financed capital spending

In 2024-25, the Capital Plan is forecast at $7.7 billion, $635 million lower than Budget 2024. The changes are primarily due to the re-profiling of various projects to align with their timelines and project status, as well as reductions from projects completed under budget.

Budget 2025 includes $2.6 billion toward new and ongoing school projects, including School Construction Accelerator Program projects, $3.6 billion to improve primary and acute care infrastructure, labs, diagnostic equipment, mental health and addiction facilities and continuing care facilities, $3.3 billion for municipalities to fund high-priority transportation projects and $2.5 billion for provincial highways, bridges, and road safety improvements.

The Real Property Governance Act requires all departments and consolidated entities to give Alberta Infrastructure the right of first refusal before selling government-owned lands and buildings. Other legislative amendments will permit property owned by health entities to be transferred to Alberta

12	Overview | Fiscal Plan 2025 – 28

Infrastructure on April 1, 2025 rather than being “owned” by the entities. Hospitals will then be leased back to the entities to operate and maintain. As a result, the transferred assets, prior-year related expense and capital investment have been comparably restated.

Net Financial Position

Taxpayer-supported debt outstanding is estimated to total $83 billion at the end of 2025-26 and $98 billion at the end of 2027-28. Debt servicing costs are expected to be $3 billion in 2025-26.

The fiscal framework sets out rules for using surplus cash to improve the Government of Alberta’s net financial position. $3.7 billion surplus cash from 2023-24 results was used to repay of maturing debt and $2 billion was allocated to the Alberta Heritage Savings Trust Fund (Heritage Fund). In 2024-25, $1 billion of surplus cash is being allocated to the Heritage Fund and $1 billion to offset new borrowing requirements in 2025-26.

In January 2025, the government released its roadmap to grow the Heritage Fund to at least $250 billion by 2050 and secure long-term growth and financial stability for the province. This ambitious plan focuses on reinvestment of Heritage Fund investment income, strengthening governance, promoting global partnerships, and delivering high returns to build a resilient and prosperous province for generations to come.

Growing the Heritage Fund (billions of dollars)	Government has an ambitious plan to grow the size of the Heritage Fund to at least $250 billion by 2050.

Overview | Fiscal Plan 2025 – 28	13

Fiscal Framework

Sustainable Fiscal Planning and Reporting

Alberta’s legislated fiscal framework includes four key components:

• Requires annual balanced budgets, with certain exceptions;

• Limits year-over-year increases in operating expense to population growth and inflation;

• Limits in-year expense growth to a budgeted and voted contingency; and

• Sets out policies for the allocation of surplus cash.

Balanced Budgets

The Sustainable Fiscal Planning and Reporting Act (the Act) allows the government to project a deficit if projected revenue decreases by $1 billion from the previous year’s third quarter forecast or projected revenue for the fiscal year is less than the previous year’s third quarter projected expense. Once a deficit is reported in the year-end financial statements, the government has three years to return to a balanced budget. Budget 2025 includes deficits of $5.2 billion in 2025-26, $2.4 billion in 2026-27, and $2 billion in 2027-28.

If a deficit is allowed under the Act, the deficit must not exceed the difference between projected revenue for the fiscal year and the projected revenue as set out in the third quarter forecast for the previous fiscal year. In 2025-26, projected revenue is $6.6 billion lower than the 2024-25 forecast and the deficit is $5.2 billion.

Year-over-Year Expense Growth

For 2025-26 and subsequent fiscal years, the projected operating expense ceiling in the consolidated fiscal plan must not exceed the prior year’s operating expense ceiling adjusted for population growth plus inflation as set out in the Q3 fiscal outlook for the previous calendar year. Operating expense growth remains under the legislated ceiling in Budget 2025.

Operating Expense Ceiling - 2025-26 and Future Years

	2024-25		2025-26		2026-27		2027-28

2023-24 base	50,064

Adjusted for prior-year population plus inflation (7.4%)	53,769

Plus dedicated revenue - related expense	10,215

2024-25 operating expense ceiling	63,984

2025-26 and future years operating expense ceiling			53,769

Adjusted for prior-year population plus inflation		7.3%	57,694	5.1%	60,636	3.8%	62,940

Plus dedicated revenue - related expense			10,468		10,576		10,800

2025-26 and future years operating expense ceiling			68,162		71,212		73,740

14	Overview | Fiscal Plan 2025 – 28

In-Year Expense Growth

The third component of the framework is to limit in-year adjusted operating expense increases to the budgeted and voted contingency, with certain exceptions.

In 2024-25, the $2 billion contingency has been fully allocated to in-year expense increases that are not offset by dedicated revenue or are non-cash and non-recurring. In addition to the contingency, expense increased in 2024-25 by $348 million as a result of expenses offset by dedicated revenue and $1.4 billion mainly for agriculture disaster and emergency assistance for indemnity and insurance payments to producers as a result of challenging growing conditions in the province.

Budget 2025 Dedicated Revenue and Related Expense

(millions of dollars)

	2025-26 Estimate		2026-27 Target		2027-28 Target

	Operating	Other	Operating	Other	Operating	Other
	expense	expense	expense	expense	expense	expense

Transfers from Government of Canada

Infrastructure support (capital grant expense)	-	746	-	983	-	898

Labour market agreements	257	-	257	-	257	-

Early learning child care agreements	1,147	-	1,121	-	1,121	-

Alberta Action Plan - Working Together	382	-	379	-	386	-

Aging with Dignity	178	-	179	-	180	-

SUCH sector / Alberta Innovates Corporation	693	-	704	-	715	-

Other	248	-	251	-	227	-

Investment Income

Loans to local authorities (debt servicing costs)	-	523	-	533	-	559

SUCH sector	459	-	441	-	448	-

Premiums, Fees and Licences

SUCH sector	3,045	-	3,151	-	3,221	-

Energy industry levies (AER, AUC)	429	-	453	-	476	-

Other	92	-	98	-	98	-

Other

SUCH sector	2,098	-	2,176	-	2,256	-

AIMCO investment management charges	988	-	1,012	-	1,018	-

Tech. Innov. & Emiss. Reduction Fund	369	40	271	-	313	-

Alberta Innovates Corporation / other	83	-	83	-	83	-

Total dedicated revenue - related expense	10,468	1,309	10,576	1,516	10,800	1,457

Note:

For the in-year rules, dedicated revenue must automatically cause changes in the related expense, either up or down, mirroring the change in revenue, so that there is no impact on the surplus/deficit. In instances where the revenue and related expense are not exactly matching, the lesser of the revenue or expense is used.

Overview | Fiscal Plan 2025 – 28	15

Allocation of Surplus Cash

The final component of the framework sets out policies for the allocation of surplus cash available from fiscal results. The government is introducing additional amendments to the Sustainable Fiscal Planning and Reporting Act to adjust the surplus cash allocation formula to allow more flexibility to improve government’s net financial position through debt repayment or allocations to the Heritage Fund. First, 50 per cent of surplus cash must be allocated to either repaying maturing debt or to the Heritage Fund. The remaining 50 per cent goes to the Alberta Fund, with the three allowable uses - further debt repayment, savings in the Heritage Fund, or for one-time initiatives -remaining unchanged.

Based on preliminary forecasts, $2 billion in surplus cash is forecast in 2024-25. The first 50 per cent, or $1 billion, is allocated to the Heritage Fund and the remaining 50 per cent allocated to the Alberta Fund will offset new borrowing requirements in 2025-26. The final balance of surplus cash will be known once the year-end results are finalized in June 2025.

Alberta Fund Allocation

(billions of dollars)

Cash available for allocation:	2024-25	2025-26	2026-27	2027-28

Cash / Alberta Fund at start of the year	3.7	2.2

Alberta Fund allocation - Heritage Fund	(2.0)	(1.1)

Surplus	5.8	(5.2)	(2.4)	(2.0)

less entity retained income	(3.0)	(1.9)	(2.8)	(3.3)

less net other cash adjustments	(0.3)	0.5	(0.0)	(0.4)

less capital plan requirements	(2.1)	(1.9)	(2.3)	(2.8)

plus ATB Financial dividend	0.1	0.1	0.1	0.1

Total cash available	2.2	(7.4)	(7.5)	(8.4)

Allocation:

2024-25 taxpayer-supported debt	1.1	-	-	-

Alberta Fund	1.1	-	-	-

Total allocation	2.2	-	-	-

Cash at end of year	-	(7.4)	(7.5)	(8.4)

Note:	Assumes Alberta Fund balance is fully allocated in 2025-26. Negative cash available means additional borrowing is required.

16	Overview | Fiscal Plan 2025 – 28

Fiscal Summary

Budget 2025 Fiscal Summary

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Income and Other Taxes	26,747	28,645	29,466	28,837	30,151	31,390

Resource revenue – Bitumen royalties	14,518	12,538	16,859	12,830	13,138	13,499

Resource revenue – other	4,769	4,777	4,650	4,237	4,482	4,317

Transfers from Government of Canada	12,336	12,640	12,958	13,287	13,753	14,228

Investment Income	4,581	3,267	5,171	2,882	3,135	3,467

Net Income from Government Business Enterprises	1,237	2,123	2,064	2,016	2,506	2,568

Premiums, Fees and Licences	5,565	5,383	5,565	5,636	5,874	6,032

Other	4,979	4,164	3,958	4,412	4,353	4,469

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Expense

Operating expense	58,143	60,124	62,098	64,311	64,831	66,464
% change from prior year	6.2%	3.4%	6.8%	3.6%	0.8%	2.5%

Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

Amortization / disposal loss / inventory consumption	4,399	4,564	4,688	4,993	5,127	5,137

Debt servicing costs	3,149	3,389	3,199	2,968	3,258	3,629

Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

Contingency / disaster assistance	3,025	2,000	2,017	4,000	3,300	3,700

Total Expense	70,447	73,182	74,932	79,349	79,818	82,016

Surplus / (deficit)	4,285	355	5,760	(5,211)	(2,428)	(2,047)

Overview | Fiscal Plan 2025 – 28	17

BLANK PAGE

18	Overview | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA  |  2025–28

Fiscal Plan

Economic Outlook

19

Key Energy and Economic Assumptions	21

Economic Outlook 2025-28	22

Chart 1: Solid momentum in the Alberta economy at the end of 2024	22

Chart 2: Trade conflict will dampen prospects for Alberta economy	23

Chart 3: Uncertainty has increased sharply amid trade tensions	24

Global economy	24

Chart 4: Monetary policy easing underway in advanced economies	25

Chart 5: Canadian dollar has weakened against the U.S. dollar	26

Alberta economy	27

Chart 6: Softer outlook for oil prices	27

Chart 7: Some U.S. markets rely heavily on Canadian oil	28

Chart 8: WTI-WCS differential expected to widen modestly	29

Chart 9: Steady growth in oil and gas investment and oil production	30

Chart 10: Manufacturing sector highly exposed to U.S. tariffs	31

Chart 11: Muted recovery in investment	32

Chart 12: Corporate profits to remain below 2024 level	33

Chart 13: Population growth to moderate but remain solid this year	34

Chart 14: Residential construction intentions remain robust	35

Chart 15: Unemployment rate to stay elevated in the short-term	36

Chart 16: Headline inflation moderating with shelter easing from peak	37

Chart 17: Uncertainty will slow the recovery in per capita spending	38

Table 1: Scenario Impacts	40

Oil Price Benchmark	41

Light-Heavy Oil Price Differential Benchmark	42

Natural Gas Price Benchmark	43

United States / Canada Exchange Rate Benchmark	44

Canadian Long-Term Interest Rate Benchmark	44

Alberta Real Gross Domestic Product Benchmark	45

Alberta Nominal Gross Domestic Product Benchmark	45

Alberta Employment Benchmark	46

Alberta Unemployment Rate Benchmark	46

Alberta Housing Starts Benchmark	47

20	Economic Outlook | Fiscal Plan 2025 – 28

Key Energy and Economic Assumptions

Fiscal Year Assumptions[a]	2022-23 Actuals	2023-24 Actuals	2024-25 Estimate	2025-26 Forecast	2026-27 Forecast	2027-28 Forecast

Crude Oil Prices[b]

WTI (US$/bbl)	89.69	77.83	74.00	68.00	71.00	71.50

Light-Heavy Differential (US$/bbl)	20.77	17.29	13.20	17.10	16.50	15.60

WCS @ Hardisty (Cdn$/bbl)	90.62	81.67	84.70	73.10	75.80	75.80

Natural Gas Price[b]

Alberta Reference Price (Cdn$/GJ)	4.63	2.07	1.20	2.50	3.10	2.90

Production[b]

Conventional Crude Oil (thousands of barrels/day)	497	511	528	519	512	504

Raw Bitumen (thousands of barrels/day)	3,250	3,332	3,455	3,558	3,689	3,752

Natural Gas (billions of cubic feet)	4,265	4,267	4,304	4,354	4,354	4,354

Interest Rates[b]

3-month Canada Treasury Bills (%)	3.17	4.88	3.70	2.30	2.30	2.30

10-year Canada Bonds (%)	3.05	3.46	3.30	3.10	3.10	3.10

Exchange Rate (US¢/Cdn$)[b]	75.6	74.2	71.7	69.6	71.9	73.8

Calendar Year Assumptions[a]	2022 Actuals	2023 Actuals	2024 Estimate	2025 Forecast	2026 Forecast	2027 Forecast	2028 Forecast

Gross Domestic Product

Nominal (billions of dollars)	472.8	452.4	476.6	482.5	497.0	514.4	536.7

% change	24.4	-4.3	5.3	1.2	3.0	3.5	4.3

Real (billions of 2017 dollars)	348.7	356.8	367.3	373.8	380.3	388.5	397.2

% change	6.0	2.3	3.0	1.8	1.7	2.1	2.2

Other Indicators

Employment (thousands)	2,356	2,443	2,519[c]	2,567	2,609	2,659	2,713

% change	4.9	3.7	3.1[c]	1.9	1.6	1.9	2.0

Unemployment Rate (%)	5.8	5.9	7.0[c]	7.4	7.2	6.9	6.6

Average Weekly Earnings (% change)	2.5	2.1	3.5	3.2	2.8	2.6	2.5

Primary Household Income (% change)	10.4	5.7	7.1	4.8	4.2	4.3	4.3

Net Corporate Operating Surplus (% change)	75.2	-26.9	0.0	-9.0	1.2	3.0	3.5

Housing Starts (thousands of units)	36.5	36.0	47.8[c]	43.0	40.8	38.3	37.8

Alberta Consumer Price Index (% change)	6.4	3.3	2.9[c]	2.6	2.4	2.2	2.2

Retail Sales (% change)	6.9	4.3	1.8	3.7	2.8	3.4	3.9

Population (thousands)	4,511	4,685	4,889[c]	5,009	5,080	5,150	5,232

% change	1.8	3.9	4.4[c]	2.5	1.4	1.4	1.6

Net Migration (thousands)	63.4	159.1	189.1[c]	102.2	51.9	49.9	61.6

a	Forecast was finalized on February 6, 2025
b	Forecasts have been rounded
c	Actual

Economic Outlook | Fiscal Plan 2025 – 28	21

Economic Outlook 2025-28

Stormy skies are on the horizon for Alberta’s economy after ending last year on a solid footing. Employment gains exceeded expectations in the fourth quarter of 2024 and provided a strong handoff heading into this year. Oil production hit a record of 4.3 million barrels per day, while non-residential building investment was picking up, led by factory expansions in the industrial sector. The Alberta Activity Index, a broad measure of economic activity in the province, held close to its peak in November 2024 (Chart 1). However, the stark shift in U.S. trade policy and the potential introduction of protectionist measures, mainly in the form of tariffs, are putting a damper on the outlook.

Chart 1: Solid momentum in the Alberta economy at the end of 2024
Alberta Activity Index (January 1981 = 100)
Alberta’s economy remains on solid footing although risks are rising.
Source: Alberta Treasury Board and Finance

Budget 2025 is taking a cautious approach, reflecting the high risk of a Canada-U.S. trade conflict and broader economic uncertainty stemming from U.S. policy. While there is still significant uncertainty over the trajectory and duration of potential tariffs and retaliatory measures, the baseline outlook incorporates a moderate trade conflict for budgeting purposes. The outlook assumes that Canada will be facing on average 15 per cent tariffs on all goods, with the exception of energy products, which will face a 10 per cent tariff. In response, Canada is expected to retaliate with tariffs on a broad range of consumer goods. These measures are expected to dampen Alberta’s trajectory for growth. After expanding an estimated three per cent last year, Alberta’s real gross domestic product (GDP) growth is forecast to decelerate to 1.8 per cent in 2025 and 1.7 per cent in 2026 (Chart 2).

22	Economic Outlook | Fiscal Plan 2025 – 28

Chart 2: Trade conflict will dampen prospects for Alberta economy
Alberta real GDP, level and growth
U.S. tariffs and Canada’s retaliatory tariffs will slow Alberta’s real GDP growth to below two per cent in 2025 and 2026.

Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

The volatile landscape of Canada-U.S. trade relations and softening global demand will weigh on both domestic demand and trade. Heightened uncertainty and rising costs are expected to create headwinds for businesses and weigh on investment in the province. The energy sector is well-positioned to manage the challenges, setting the stage for continued growth in oil production and increased capital spending, albeit at a more moderate pace. Other sectors such manufacturing and agriculture will bear the disproportionate impacts from U.S. tariffs. Consumers are also expected to be more cautious.

Amid this challenging environment, Alberta’s housing market is expected to stand out as a bright spot in the economy. Activity will be buoyed by population growth and homebuilders continuing to play catch-up with the rapid increase in demand over the last few years. The province will continue to create jobs, but at a slower clip, which will put upward pressure on Alberta’s already elevated unemployment rate. The negative impact of tariffs on the Canadian economy will keep the Bank of Canada on track for further rate cuts this year, which will provide some relief for Alberta businesses and consumers. However, a weaker Loonie will make imports such as food and machinery and equipment more expensive.

Despite Alberta’s slowing growth over the next few years, the province is expected to fare better than other provinces due to its industry composition, with the energy sector constituting a relatively high share of GDP. As the economy adjusts to the tariffs over the medium term, growth is forecast to pick up to over two per cent by 2027. Investment intentions remain strong in the province, and Alberta’s higher incomes and ongoing population growth will boost spending. The impacts of the expected tariffs will be far-reaching, however, and will weigh on real GDP over the forecast period.

Economic Outlook | Fiscal Plan 2025 – 28	23

Global economy
Global economy mired in uncertainty
Escalating trade tensions are increasingly clouding the global economic outlook. In its January report, the International Monetary Fund (IMF) maintained its global growth projection at 3.3 per cent for 2025 and 2026. However, trade policy uncertainty has intensified with the U.S. threatening new tariffs on its key trading partners. On February 1, U.S. President Trump signed an executive order imposing a 25 per cent tariff on non-energy imports and a 10 per cent tariff on energy imports from Canada. On the same day, the U.S. also announced a 25 per cent tariff on all imports from Mexico and an extra 10 per cent tariff on Chinese imports. Although the tariffs on Canadian and Mexican goods were postponed for one month (until March 4), tariffs on China took effect on February 4. These actions have caused turbulence in financial markets and prompted retaliatory measures from affected countries. In a further escalation, the U.S. expanded its protectionist stance by announcing 25 per cent steel and aluminum tariffs on all trading partners on February 10, along with plans to impose reciprocal tariffs.

This rapidly evolving trade policy landscape is creating significant uncertainty for the global and Canadian economies (Chart 3). Growth is forecast to slow, not only in Canada, Mexico, and China, but also in the U.S. and other economies. Canadian real GDP growth is forecast to decelerate to 0.8 per cent in 2025 before improving to 1.2 per cent in 2026. The slowdown reflects the impact of U.S. tariffs and retaliatory measures: reduced exports, weaker business investment, and lower consumption.

Chart 3: Uncertainty has increased sharply amid trade tensions
Economic Policy Uncertainty Index (Mean = 100)
Economic policy uncertainty has surged in Canada and globally since November 2024, driven in large part by escalating U.S. trade protectionism.

Sources:  PolicyUncertainity.com and Haver Analytics; Canada’s News-Based Policy Uncertainty Index is based on news articles from the Canadian Newswire and from five Canadian newspapers. Each paper-specific series is normalized to standard deviation 1 prior to 2011 and then summed. The series is normalized to mean 100 prior to 2011.

24	Economic Outlook | Fiscal Plan 2025 – 28

Monetary policy easing continues

The Bank of Canada is expected to lower its policy rate further this year as U.S. tariffs and Canada’s retaliatory measures slow real GDP growth. With inflation close to the two per cent target since the summer, the Bank of Canada (BoC) trimmed its target rate by 25 basis points in January – the sixth consecutive cut – bringing the rate down to three per cent (Chart 4). Trade conflicts and a weaker Canadian dollar will temporarily lift inflation, but not enough to derail further rate cuts to support the economy. The policy rate is forecast to fall to 2.25 per cent by year’s end, reaching the lower bound of the Bank’s estimated neutral range. The BoC, however, is anticipated to take a gradual approach to rate cuts as it weighs the downward pressure on inflation from weaker economic activity against the upward pressure from higher input prices and supply chain disruptions. Meanwhile, markets are expecting fewer rate cuts by the U.S. Federal Reserve amid robust U.S. economic growth, a solid labour market, and persistent inflation. These factors have supported a rally in long-term U.S. bond yields since last Fall. Long-term bond yields in Canada have also risen, but not to the same extent.

Chart 4: Monetary policy easing underway in advanced economies
Benchmark interest rates in selected advanced economies*
Major central banks have lowered their policy rates, while the U.S. Federal Reserve has been slower to follow suit.

Sources:  U.S. Federal Reserve, Bank of England, European Central Bank, Bank of Canada, Haver

        Analytics and Alberta Treasury Board and Finance

        *U.S. is the midpoint of the federal funds target rate, Euro area is the main refinancing rate

Economic Outlook | Fiscal Plan 2025 – 28	25

The Loonie has retreated sharply since the Fall (Chart 5), reflecting diverging interest rate expectations between Canada and the U.S., the lagging performance of the Canadian economy, and trade policy uncertainty. The Canadian dollar is now forecast to average US¢69.60/Cdn$ in 2025-26, down from US¢71.70/Cdn$ in 2024-25, before gradually appreciating over the medium term.

Chart 5: Canadian dollar has weakened against the U.S. dollar
Canadian dollar average exchange rate
Trade policy uncertainty and diverging interest rate expectations between the U.S. and Canada are weighing on the Loonie.
Sources: Bank of Canada and Haver Analytics
Lower trajectory for oil prices
Despite a tight physical market for crude oil, ongoing trade tensions between the U.S. and its key trading partners are dampening demand expectations. Oil prices started 2025 on a high note, with U.S. sanctions against Russia and China’s new stimulus measures propelling West Texas Intermediate (WTI) above US$80 per barrel (/bbl) in mid-January. Additionally, the decision by the Organization of the Petroleum Exporting Countries and its allies (OPEC+) to postpone output increases until April has supported prices. However, supply concerns have since eased, and WTI has retreated below US$75/bbl recently (Chart 6). Markets have shifted their attention to the potential impacts of the U.S. tariffs and retaliatory measures by other countries. These are raising concerns about slower global growth, supply chain disruptions, and renewed inflationary pressures, all of which could weigh on oil demand in the near term.

26	Economic Outlook | Fiscal Plan 2025 – 28

WTI is forecast to soften to US$68.00/bbl in 2025-26, down from US$74.00/ bbl in 2024-25. The global oil market is expected to shift into a modest surplus this year, driven by slower demand growth and OPEC+ gradually unwinding production cuts. With the elevated uncertainty, the medium-term outlook for oil prices has also been revised lower. WTI is now expected to average US$71.00/bbl in 2026-27 and US$71.50/bbl in 2027-28, down from US$74.00/bbl at Budget 2024. While demand is anticipated to improve in the next few years, ample supply will keep a lid on prices.

Chart 6: Softer outlook for oil prices
West Texas Intermediate oil price
WTI is lower over the forecast horizon due to high uncertainty.
Sources: Wall Street Journal and Alberta Energy; f-forecast
Alberta economy
U.S. tariffs a modest drag on Alberta oil prices
The discount between WTI and the Western Canadian Select (WCS) oil price is expected to widen as Alberta producers absorb some of the costs associated with U.S. tariffs on Canadian energy products. However, the impact will be mitigated by a lack of readily available substitutes for Alberta’s heavy oil in key U.S. markets. In 2024, Alberta exported 3.5 million barrels per day (bpd) of oil to the U.S., comprising 98 per cent of the province’s total crude oil exports. Many U.S. Midwest (PADD 2) refineries are configured to process heavy oil

Economic Outlook | Fiscal Plan 2025 – 28	27

and some facilities have long-established ties and integrated operations linked to Alberta oil sands projects (Chart 7). At the same time, the expansion of the Trans Mountain Pipeline system (TMX) last year has increased the province’s export capacity and provided optionality for producers. The system currently has about 180,000 bpd of available spot capacity which can be used to divert volumes to non-U.S. markets.

Chart 7: Some U.S. markets rely heavily on Canadian oil
U.S. import of crude oil by PADD*, year-to-date through November 2024
The U.S Midwest region is a major market for Alberta’s crude oil.
Sources: U.S. Energy Information Administration and Haver Analytics *Petroleum Administration for Defence District

The light heavy differential is forecast to widen to an average of US$17.10/bbl in 2025-26, up from US$13.20/bbl in 2024-25. Infrastructure improvements at the Westridge terminal in Burnaby, B.C. will increase loading capacity, which should provide support to prices later this year. Meanwhile, Trans Mountain is exploring options to boost throughput capacity through the use of drag-reducing agents and by adding pumps. Enbridge is also planning a 150,000 bpd Mainline expansion by early 2027 through optimizations. These enhancements are expected to narrow the differential to US$16.50/bbl in 2026-27 and US$15.60/bbl in 2027-28 (Chart 8). A weaker Canadian dollar will help cushion the blow from the U.S. tariffs, supporting WCS prices above C$70.00/bbl over the medium term. Since Alberta oil is priced in U.S. dollars, a depreciating Loonie increases the value of oil revenues in Canadian dollar terms.

28	Economic Outlook | Fiscal Plan 2025 – 28

Western Canadian natural gas prices are expected to improve after tumbling to multi-year lows in 2024. AECO, the region’s benchmark price, is likely to remain under pressure in the near term due to high inventories, robust production and limited export capacity. However, prices are projected to improve later this year following the completion of LNG Canada’s Phase 1, which will provide producers access to global markets. The Alberta Reference Price (ARP) is forecast to average C$2.60 per gigajoule (/GJ) in 2025-26, up from C$1.20/GJ in 2024-25. Rising oil sands production is also expected to boost demand and support higher prices, but ample production and inventories will limit the price gains. The ARP is forecast to rise further to average around C$3.00/GJ in 2026-27 and 2027-28.

Chart 8: WTI-WCS differential expected to widen modestly
Oil prices
A lack of readily available substitutes for heavy oil in key U.S. markets and spot capacity in TMX will moderate the impact of U.S. tariffs on the differential.
Sources: Alberta Energy and Alberta Treasury Board and Finance; f-forecast

Continued growth in energy investment

Alberta oil and gas producers are in a good position to manage the challenging investment climate, underpinned by healthy balance sheets, resilient demand, and additional export capacity. Over the past decade, oil sands producers have achieved significant economies of scale and major cost reductions, lowering their break-even prices. Even in the face of looming U.S. tariffs, drilling activity in the province surged at the start of the year and increased more than six per cent from a year ago. Oil production also reached a record high and the value of energy exports jumped 14 per cent year-over-year in December, buoyed by higher prices and volumes. U.S. refineries have begun stockpiling crude oil in anticipation of tariffs taking effect.

Economic Outlook | Fiscal Plan 2025 – 28	29

With demand for Alberta’s heavy crude oil expected to hold up, oil production is forecast to exceed four million bpd in 2025, up 2.4 per cent from 2024 (Chart 9). Over the medium term, oil production is forecast to expand at a modest pace of about two per cent annually. This will boost oil exports which will be a key driver of growth in Alberta’s overall exports in 2025. Higher production, along with rising costs, will lift nominal investment in the oil and gas extraction sector by 6.6 per cent in 2025, roughly the same pace as in 2024.

In real terms, however, growth will be largely driven by activity in the oil sands sector, where demand will be more insulated from the impact of U.S. tariffs. In contrast, conventional investment is forecast to see muted growth this year. While drilling activity for natural gas and natural gas liquids (NGLs) will benefit from a recovery in prices, tariffs are likely to weigh on U.S. demand for conventional oil, as this is more likely to be displaced by rising U.S. domestic production.

Over the medium term, growth in nominal oil and gas extraction investment is forecast to ease to around four per cent by 2028, in line with moderate increases in bitumen production and slower growth in costs.

Chart 9: Steady growth in oil and gas investment and oil production
Nominal oil and gas investment and crude oil production in Alberta
Oil sands will drive growth in energy investment this year amid resilient demand.
Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

30	Economic Outlook | Fiscal Plan 2025 – 28

Manufacturing and agriculture sectors hit hard

Alberta’s manufacturing sector is expected to be significantly impacted by U.S. tariffs due to its heavy reliance on exports to markets south of the border. In 2024, Alberta exported approximately $32 billion worth of manufacturing goods to the U.S., comprising nearly three-quarters of our total international manufacturing exports. Key products include chemicals, value-added food (notably beef and canola products), as well as petrochemical and coal manufacturing (Chart 10). Unlike energy products, manufacturing goods tend to be more responsive to higher prices because of the ready availability of domestic substitutes in the U.S. As a result, real manufacturing exports are forecast to decline this year. Over the medium term, exports are expected to gradually recover as companies find alternative markets and supply chains adjust. The impact will also be buffered by a weaker Canadian dollar.

The primary agriculture sector will also face challenges from U.S. tariffs, but the impacts will be uneven. Export volumes for crops are expected to take a hit, although a greater diversity of export markets could provide some cushion for major commodities such as wheat. In contrast, livestock exports – particularly cattle – may see sharper price declines due to limited short-term supply adjustments and a lack of alternative markets. Strong cattle prices and robust U.S. demand may cushion the impact, but prolonged U.S. tariffs could shrink Alberta’s livestock sector.

Chart 10: Manufacturing sector highly exposed to U.S. tariffs
Alberta top 10 manufacturing exports by products in 2024
Exports of chemicals, food manufacturing and petrochemical products are expected to be hit hard by U.S. tariffs.
Sources: Industry Canada and Statistics Canada

Economic Outlook | Fiscal Plan 2025 – 28	31

Cautious outlook for business investment

Business investment in the province will face headwinds from rising input costs, heightened uncertainty, and weaker export demand in the U.S. While ongoing projects will support investment, some companies are expected to postpone or cancel projects that are still in the planning stages. Nominal investment in industries outside oil and gas extraction is forecast to grow about four per cent in 2025 following declines over the last two years, but real (inflation-adjusted) investment is forecast to stay roughly flat this year.

Investment will continue to be supported by existing major projects that are driving activity in industrial building construction. Dow’s $11.6 billion Path2Zero project is set to ramp up construction this year. Additionally, Air Products’ new hydrogen facility and Imperial Oil’s Strathcona Refinery renewable diesel expansion projects are well underway and both are slated to come online in 2025. Some projects that received final investment decisions last year have also begun construction, including Wolf Midstream’s NGL North System Phase 2, Shell Canada’s Polaris carbon capture project at its Scotford refinery and chemicals complex, and the Atlas Carbon Storage Hub. Several solar projects are also in progress, although the pace of activity has slowed.

Growth in real investment outside oil and gas extraction is forecast to rebound to around four per cent in 2026, when Dow’s Path2Zero project reaches peak construction, before picking up to about six per cent thereafter. Investment is expected to rise over the medium term as uncertainty fades and the economy adjusts to the tariffs. However, real investment is forecast to remain below the recent highs for most of the forecast horizon (Chart 11).

Chart 11: Muted recovery in investment
Alberta real business investment in industries outside oil and gas extraction
Industries outside oil and gas extraction will see a gradual improvement in investment over the medium term.
Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

32	Economic Outlook | Fiscal Plan 2025 – 28

Corporate profits a drag on incomes

Lower commodity prices and business output will translate to weaker corporate profits. Tariff levies imposed by the U.S., along with rising costs, are also expected to squeeze margins across industries. Net corporate operating surplus – a measure of corporate profits and driver of corporate income tax revenues – is forecast to fall nine per cent to just over $100 billion in 2025. This will weigh on Alberta’s nominal GDP, a broad measure of income. Meanwhile, growth in primary household income is forecast to ease from an estimated 7.1 per cent in 2024 to 4.8 per cent in 2025, in line with slower gains in employment and wages. While corporate profits are expected to return to growth next year, they are not anticipated to return to 2024 levels over the forecast horizon (Chart 12).

Chart 12: Corporate profits to remain below 2024 level
Net corporate operating surplus
Softer commodity prices, lower non-energy business output and rising costs will weigh on corporate profits.
Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast *Includes net operating surplus of corporations and net mixed income

Federal immigration targets dampen population growth

Alberta’s population growth is set to slow over the next few years on the back of the 2025-2027 Federal Immigration Levels Plan. The federal plan targets large net outflows of non-permanent residents (NPRs) and slowing immigration, at the national level. As a result, Alberta’s net international migration in the 2025 census year is expected to be about half of the preceding year’s level. This is due to an unprecedented drop in net NPR inflows, from over 90,000 in 2024 to 10,000 in 2025. Historically, strong net inflows of interprovincial migrants

Economic Outlook | Fiscal Plan 2025 – 28	33

(36,750) are expected to shore up growth, given Alberta’s comparatively stronger economic position from lower tariffs on energy exports, coupled with the province’s continued affordability advantage. Nonetheless, headline population growth is set to pull back to 2.5 per cent in the 2025 census year. While this marks a significant slowdown compared with the past two years, the growth rate remains robust by historical patterns (Chart 13).

Population growth is set to slow further in the 2026 and 2027 census years as the full impact of the federal Levels Plan is felt, with over 50,000 temporary residents expected to leave the province. This will be offset by net inflows of interprovincial migrants (58,500 over two years) and gains from immigration and natural increase. Alberta’s population is forecast to grow by 1.4 per cent in both 2026 and 2027, followed by 1.6 per cent growth in 2028 as inflows of net NPRs become positive once again.

Chart 13: Population growth to moderate but remain solid this year
Annual change in the Alberta population by migration component
Federal immigration targets will slow Alberta’s population growth over the next few years.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Housing market to stay resilient

Residential construction activity will be a bright spot this year as supply continues to catch up with the rapid increase in population over the last few years. Alberta’s housing starts surged to an annual pace of almost 48,000 units in 2024, exceeding all other provinces on a per capita basis amid declines in starts. Residential building permits are hovering around an eight-year high, an indication that homebuilders continue to be optimistic about activity in the

34	Economic Outlook | Fiscal Plan 2025 – 28

short term against a backdrop of solid population growth and falling borrowing costs (Chart 14). Mortgage rule changes, particularly longer amortizations for first-time homebuyers, will support demand. Construction of purpose-built rental units is also expected to stay strong as rental vacancy rates are still historically low levels, even with the improvement last year.

Homebuilding activity will stay robust, averaging around 43,000 units in 2025. An elevated number of dwelling units under construction will also provide an additional boost to real residential investment, which is forecast to rise by about six per cent this year. Renovation spending is set to turn a corner following a sharp decline in 2024. Rising costs for building materials, however, will likely dampen growth.

Housing starts are forecast to moderate further, averaging about 41,000 units in 2026 before easing to 37,800 by 2028. This will support real residential investment growth of around two per cent annually over the medium term. With the increase in supply, the level of housing stock relative to household formation is expected to move closer to its historical average in the coming years.

Chart 14: Residential construction intentions remain robust
The value of residential and non-residential building permits, 3-month moving avg.
Growth in building permits led by the residential segment.
Sources: Statistics Canada and Haver Analytics

Economic Outlook | Fiscal Plan 2025 – 28	35

Labour market to soften

Momentum in Alberta’s labour market is slowing following last year’s exceptionally strong gains. The province added nearly 63,000 jobs in the fourth quarter, providing a strong hand-off for employment in 2025. However, fewer job vacancies, heightened uncertainty, and weaker business activity are anticipated to hold back hiring among businesses this year. This will weigh on employment growth, which is forecast to decelerate from 3.1 per cent in 2024 to 1.9 per cent in 2025. Sluggish business investment and weaker exports will hold back employment in goods-producing industries such as construction and manufacturing. In contrast, service sector employment will benefit from a growing population and easing interest rates. Next year, employment growth is forecast to decline to 1.6 per cent, its slowest pace post-COVID, before rising to around two per cent over the medium term, supported by a pickup in business investment and a recovery in per capita consumer spending.

Slower population growth will help gradually rebalance the labour market in the coming years. However, with job gains lagging behind the increase in the working-age population and labour force, the unemployment rate will stay elevated in the near term (Chart 15). It is forecast to peak at 7.4 per cent in 2025 before dipping slightly to 7.2 per cent in 2026. High unemployment is likely to discourage some people from joining the workforce. This, along with an ageing population, will keep the labour force participation rate muted at around 69 per cent in 2025 and 2026. The unemployment rate is forecast to gradually subside in the outer years as business investment gains traction and economic activity picks up.

Chart 15: Unemployment rate to stay elevated in the short-term
Labour Market Indicators
Slower population growth will help gradually rebalance the labour market over the medium term.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; f-forecast

36	Economic Outlook | Fiscal Plan 2025 – 28

Upward pressure on goods inflation

Overall consumer inflation in Alberta will continue to moderate, although retaliatory tariffs and a lower Canadian dollar will temporarily drive inflation higher for some goods. Inflation is forecast to decline to 2.6 per cent this year, down from 2.9 per cent in 2024 and the lowest annual rate post-COVID.

Shelter costs – which have been a major contributor to inflation over the past year – are set to ease with lower interest rates and increased housing supply (Chart 16). Energy inflation is also expected to remain subdued, supported by softer oil prices and further moderation in electricity prices. The latter will benefit from expanding capacity from renewable projects coming online.

In contrast, a weaker Loonie and retaliatory tariffs imposed by Canada will put upward price pressure on goods imported from the U.S. This will lift inflation for durable and semi-durable goods, which are both expected to rebound after declining 1.2 per cent in 2024. While the federal government’s GST holiday will temporarily dampen food inflation at the start of the year, prices are still expected to rise faster than overall inflation in the near term. Over the next few years, headline inflation is expected to gradually ease to around two per cent, aligning with the Bank of Canada’s inflation target.

Chart 16: Headline inflation moderating with shelter costs
Year-over-year change in consumer price index
Shelter costs remain a key driver of price pressures, although growth has come down from its peak. Food inflation has temporarily dipped below headline inflation due to the GST holiday.
Sources: Statistics Canada and Haver Analytics

Economic Outlook | Fiscal Plan 2025 – 28	37

Tariffs weigh on consumer spending

The impact of tariffs and other retaliatory measures are expected to be felt by Alberta consumers. Softer labour market conditions, sluggish business investment, and heightened uncertainty will weigh on sentiment and hold back consumer spending. After expanding by an estimated 3.2 per cent in 2024, growth in real consumer spending is forecast to decelerate sharply to 1.9 per cent this year, reflecting a more cautious approach among households.

While consumer confidence has improved compared to a year ago on the back of easing inflation and falling interest rates, it remains relatively subdued. Households continue to grapple with elevated debt levels, and rising trade tensions with the U.S. have increased uncertainty around job security and future finances. These concerns, along with higher prices for consumer goods, are expected to be a drag on discretionary spending, particularly in big-ticket categories such as durable and semi-durable goods. Services spending is expected to hold up, with population growth continuing to drive demand for housing, transportation, and financial services.

With the slower growth in overall spending, per capita real consumer spending is forecast to decline again this year albeit at a more moderate rate compared to 2024 (Chart 17). It is forecast to improve in 2026 before gradually recovering as economic activity picks up and the labour market strengthens over the medium term. High household savings should provide an extra boost to spending in the coming years as confidence improves and borrowing costs decline.

Chart 17: Uncertainty will slow the recovery in per capita spending
Real per capita consumption in Alberta
Households will remain cautious about spending this year amid softer labour market conditions and heightened uncertainty.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast calculations

38	Economic Outlook | Fiscal Plan 2025 – 28

Risks to the Economic Outlook

The uncertainty related to the implementation of the U.S. tariffs against imports from Canada creates risks to the Alberta economy. This uncertainty is broad-based: the start date, how persistent tariffs may be, the level of tariffs against Canada’s competitors, the extent to which tariffs on Canada impact the U.S. economy, and the speed and magnitude with which tariffs are passed through to consumers. In Budget 2025, the high and low scenarios demonstrate the volatility associated with Alberta’s economy and revenue. These alternative scenarios are illustrative of a range of potential outcomes, and do not necessarily represent the most likely outcomes.

The Budget 2025 low scenario assumes the broad enactment of tariffs globally starting in the second quarter of 2025. This includes a 25 per cent tariff on all Canadian exports to the U.S., except for energy products that are subject to 10 per cent. Once imposed, these tariffs are expected to be largely removed by 2027, partially overlapping with a formal review of the Canada-U.S.-Mexico Trade Agreement, which is scheduled to start in July 2026. Canada is expected to retaliate. The breadth of retaliatory tariffs in the low scenario is assumed to be consistent with the response against end-use consumer goods imported from the U.S. as announced by the Federal government on February 1, 2025.

Under the low scenario, escalating trade tensions slow global growth, particularly in Canada, the U.S. and China, and further disrupt established supply chains and renew inflationary pressures. These weigh on global oil demand and push global oil prices below the base forecast, particularly in the near term. Prices recover gradually but do not return to base forecast levels within the forecast horizon. Higher tariffs increase the cost of imported goods for the U.S. producers, which, over time, push some of those costs onto American consumers. Elevated prices, increased uncertainty and supply chain disruptions will force the consumers to moderate their demand.

In Canada, tariffs weigh on the Canadian dollar, business investment and household spending. Higher tariffs make Alberta’s exports to the U.S. less competitive, leading to a decline in the volume of exports, particularly of manufacturing products. A lack of easily available substitutes for the Alberta heavy oil in some U.S. markets, like the Midwest, limits the impact of tariffs on the oil extraction industry but does not eliminate it completely. A wider light-heavy differential lowers investment and exports for conventional oil, while the impact on oil sands is expected to be limited within the forecast horizon. The negative impact of tariffs on Alberta exporters is softened by a weakening Canadian dollar, a result of lower demand for the Loonie on the back of receding investment. Canadian retaliation will lead to a higher cost of imports from the U.S., which will dampen consumer spending in Canada. While inflation in Canada and Alberta accelerate relative to the base forecast, weakness

Economic Outlook | Fiscal Plan 2025 – 28	39

in the economy prompts the Bank of Canada to cut rates more aggressively. A weaker economy has commensurately negative impacts on Alberta’s corporate and personal tax revenue. Lower oil prices negatively affect Alberta’s natural resource revenue, although a weaker Canadian dollar limits the impact.

The high scenario assumes business-as-usual, with no enactment of tariffs. However, economies in North America will continue to grapple with the tariff-related uncertainty that affects markets in several ways through higher exchange rate volatility, swings in local energy prices, and through disruptions to supply chains and order placements.

Under the high scenario, the narrower light-heavy differential will drive stronger energy sector investment and oil production in Alberta, particularly conventional oil. An absence of the Canadian retaliatory tariffs improves Alberta imports and eliminates inflationary pressures on imported goods. Consumer inflation drops below the base forecast, supporting growth in household spending. The stronger Canadian dollar provides a modest drag on the robust economic growth and the resulting increases in Alberta’s corporate profits. The stronger economic performance in the province leads to higher net interprovincial migration, higher wage growth, higher employment growth, and an unemployment rate declining relative to the base forecast. This economic strength translates into increases in Alberta’s corporate and personal tax revenue. Higher oil prices lead to growth in Alberta’s natural resource revenue, although a stronger Canadian dollar limits the gain.

Neither scenario includes additional fiscal policy responses from the federal or provincial governments beyond what is included in the base forecast. In addition, any risks to global oil prices from ongoing geopolitical events are beyond the scope of analysis in Budget 2025.

40	Economic Outlook | Fiscal Plan 2025 – 28

Table 1: Scenario Impacts

Fiscal Year Assumptions	2025-26	2026-27	2027-28

WTI (US$/bbl)

Base	68.00	71.00	71.50

High	70.00	73.00	73.50

Low	65.00	68.00	71.00

Light-Heavy Differential (US$/bbl)

Base	17.10	16.50	15.60

High	14.30	15.00	15.00

Low	19.30	17.90	17.10

Exchange Rate (US¢/Cdn$)

Base	69.6	71.9	73.8

High	72.1	74.8	76.5

Low	68.1	71.3	73.7

Tax and Resource Revenue ($ billions)

Base	42.6	44.2	45.5

Variance from base

High	2.3	1.9	1.8

Low	-3.5	-4.6	-3.4

Calendar Year Assumptions	2025	2026	2027	2028

Real GDP (%)

Base	1.8	1.7	2.1	2.2

High	2.6	2.7	2.5	2.4

Low	0.5	0.6	1.6	2.0

Nominal GDP (%)

Base	1.2	3.0	3.5	4.3

High	3.7	4.2	4.5	4.7

Low	-1.6	1.8	3.5	3.9

Employment (thousands)

Base	2,567	2,609	2,659	2,713

High	2,575	2,635	2,693	2,747

Low	2,552	2,575	2,617	2,674

Economic Outlook | Fiscal Plan 2025 – 28	41

Benchmarking Tables

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 18, 2024)	72.78	74.05	77.01	78.86

Stokes Economics (February, 2025)	74.00	76.00	77.50	79.00

Banks and Investment Dealers

Deloitte (December 31, 2024)	70.00	69.35	70.75	72.15

Goldman Sachs (January 13, 2025)	71.00	75.00	n/a	n/a

National Bank (December, 2024)	66.00	69.00	n/a	n/a

RBC Capital Markets (January 14, 2025)	60.92	57.68	n/a	n/a

Scotiabank (December 12, 2024)	66.00	65.00	n/a	n/a

TD Bank (December, 2024)	69.50	70.50	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 29, 2025)	70.34	68.49	n/a	n/a

GLJ Petroleum Consultants (January 1, 2025)	71.25	73.50	76.00	78.53

Sproule Associates Limited (January 31, 2025)	71.34	76.00	76.00	77.52

Confidential Forecasts Provided to the Government of Alberta[a]

Average	70.50	68.00	75.00	77.00

High	74.00	78.50	81.00	81.51

Low	60.92	57.68	65.50	69.00

Average of All Private Forecasts	69.50	70.00	75.50	77.00

Government of Alberta (calendar year)	69.00	70.00	71.50	71.50

Includes forecasts finalized on or before February 7, 2025.

[a]

The Government of Alberta surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are an average of the forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average and the consultant average have been rounded to the nearest 50 cents.

How Oil Price Forecasters Fared in Budget 2024		The private sector overestimated the WTI oil price by 1.7%, while the Government of Alberta underrestimated it by 2.3%, for 2024.
West Texas Intermediate (US$/bbl)
Organization (#)	How did they do in Budget 2024?
National Forecasting Agencies (2)	76.23

Banks and Investment Dealers (9)	76.17

Industry Analysts (3)	75.50

Confidential Forecasts (5)	79.00

Average	77.00

Government of Alberta (calendar year)	74.00

2024 Actual	75.72

Sources: Alberta Treasury Board and Finance and Alberta Energy

42	Economic Outlook | Fiscal Plan 2025-28

Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential (US$/bbl)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 18, 2024)	13.35	13.04	13.13	13.29

Banks and Industry Analysts

GLJ Petroleum Consultants (January 1, 2025)	13.07	13.49	14.00	14.80

Goldman Sachs (January 13, 2025)	16.00	14.00	n/a	n/a

RBC Capital Markets (January 14, 2025)	13.22	13.25	n/a	n/a

Scotiabank (December 12, 2024)	14.00	14.00	n/a	n/a

Sproule Associates Limited (January 31, 2025)	12.48	12.50	12.50	12.75

Confidential Forecasts Provided to the Government of Alberta[a]

Average	13.50	14.20	15.50	15.30

High	16.00	17.10	17.72	17.39

Low	11.16	10.79	11.02	12.02

Average of All Private Forecasts	13.90	14.20	14.30	13.60

Government of Alberta (calendar year)	16.20	16.40	15.70	15.00

Includes forecasts finalized on or before February 7, 2025.

[a]

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

Economic Outlook | Fiscal Plan 2025 – 28	43

Natural Gas Price Benchmark

Henry Hub (US$/MMBtu)a

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 18, 2024)	3.03	3.56	3.87	4.09

Stokes Economics (February, 2025)	3.25	3.75	4.05	4.25

Banks and Investment Dealers

Deloitte (December 31, 2024) [b]	3.25	3.85	4.15	4.25

Goldman Sachs (January 13, 2025)	3.50	3.50	n/a	n/a

RBC Capital Markets (January 14, 2025)	3.30	3.50	n/a	n/a

Scotiabank (December 12, 2024)	3.75	4.00	n/a	n/a

TD Bank (December, 2024)	3.15	3.50	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 29, 2025)	3.14	3.97	n/a	n/a

GLJ Petroleum Consultants (January 1, 2025)	3.19	3.85	4.16	4.25

Sproule Associates Limited (January 31, 2025)	3.29	3.50	3.50	3.57

Confidential Forecasts Provided to the Government of Alberta[c]

Average	3.50	4.20	4.20	3.80

High	4.11	6.29	5.76	4.25

Low	3.03	3.44	3.50	3.50

Average of All Private Forecasts	3.30	3.90	4.10	4.00

Government of Alberta (calendar year)	3.20	3.80	3.90	3.70

Includes forecasts finalized on or before February 7, 2025.

[a]

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO price reflects transportation costs and regional supply/demand impacts as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

[b]	Converted from US$/Mcf to US$/MMBtu.
[c]

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

How Natural Gas Price Forecasters Did in Budget 2024		Both the Government of Alberta and the private sector overestimated the natural gas prices by 29% and 20% respectively, for 2024.
Henry Hub (US$/MMBtu)
Organization (#)	How did they do in Budget 2024?
National Forecasting Agencies (2)	3.09

Banks and Investment Dealers (5)	3.08

Industry Analysts (3)	2.72

Confidential Forecasts (6)	2.90

Average	2.90

Government of Alberta (calendar year)	3.10

2024 Actual	2.41

Sources: Alberta Treasury Board and Finance and Alberta Energy

44	Economic Outlook | Fiscal Plan 2025 – 28

United States / Canada Exchange Rate Benchmark
(US¢/Cdn$)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 18, 2024)	70.4	70.6	70.7	70.7

Stokes Economics (February, 2025)	71.0	73.3	73.5	73.9

Banks

BMO Capital Markets (February 7, 2025)	70.4	73.1	n/a	n/a

CIBC Capital Markets (February 2025)	69.0	71.0	n/a	n/a

Deloitte (December 31, 2024)	72.0	74.0	76.0	80.0

National Bank (December, 2024)	70.9	73.5	n/a	n/a

RBC Royal Bank (December, 2024)	70.4	n/a	n/a	n/a

Scotiabank (December 12, 2024)	69.4	70.4	n/a	n/a

TD Bank (December 2024)	70.0	73.0	n/a	n/a

High	72.0	74.0	76.0	80.0

Low	69.0	70.4	70.7	70.7

Average of All Private Forecasts	70.4	72.4	73.4	74.9

Government of Alberta (calendar year)	69.3	71.3	73.4	75.4

Includes forecasts finalized on or before February 7, 2025.

Canadian Long-Term Interest Rate Benchmark
10-Year Government of Canada Bonds (%)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 18, 2024)	3.37	3.42	3.42	3.42

Stokes Economics (February, 2025)	3.18	3.01	3.14	3.55

Banks

BMO Capital Markets (February 7, 2025)	3.16	2.93	n/a	n/a

CIBC Capital Markets (February 2025)	3.20	3.40	n/a	n/a

Deloitte (January 2025)	3.08	3.01	n/a	n/a

National Bank (December, 2024)	2.76	3.00	n/a	n/a

RBC Royal Bank (December, 2024)	2.86	n/a	n/a	n/a

Scotiabank (December 12, 2024)	3.39	3.88	n/a	n/a

TD Bank (December 2024)	3.05	3.00	n/a	n/a

High	3.39	3.88	3.42	3.55

Low	2.76	2.93	3.14	3.42

Average of All Private Forecasts	3.10	3.20	3.30	3.50

Government of Alberta (calendar year)	3.20	3.10	3.10	3.10

Includes forecasts finalized on or before February 7, 2025.

Economic Outlook | Fiscal Plan 2025 – 28	45

Alberta Real Gross Domestic Product Benchmark
(% change)

Organization	2024	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 6, 2024)	2.2	2.1	2.3	2.5	2.5

Stokes Economics (February, 2025)	1.7	2.2	1.5	1.9	1.7

Banks

BMO Capital Markets (February 7, 2025)	1.7	2.3	2.2	n/a	n/a

CIBC Capital Markets (February 2025)	2.2	2.1	2.7	n/a	n/a

Laurentian Bank (September 5, 2024)	1.9	1.8	n/a	n/a	n/a

National Bank (December, 2024)	2.3	2.3	2.2	n/a	n/a

RBC Royal Bank (December, 2024)	2.7	2.8	2.5	n/a	n/a

Scotiabank (December 17, 2024)	1.9	2.6	2.1	n/a	n/a

TD Bank (December 16, 2024)	2.2	2.0	2.0	n/a	n/a

High	2.7	2.8	2.7	2.5	2.5

Low	1.7	1.8	1.5	1.9	1.7

Average of All Private Forecasts	2.1	2.2	2.2	2.2	2.1

Government of Alberta (calendar year)	3.0	1.8	1.7	2.1	2.2

Includes forecasts finalized on or before February 7, 2025.

Alberta Nominal Gross Domestic Product Benchmark
(% change)

Organization	2024	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 6, 2024)	3.7	3.9	4.1	4.2	4.2

Stokes Economics (February, 2025)	3.8	5.3	3.2	4.4	3.4

Banks

CIBC Capital Markets (February 2025)	5.2	4.6	6.5	n/a	n/a

Laurentian Bank (September 5, 2024)	5.9	3.7	n/a	n/a	n/a

National Bank (December, 2024)	4.9	2.2	3.9	n/a	n/a

RBC Royal Bank (December, 2024)	4.7	2.4	2.9	n/a	n/a

Scotiabank (December 17, 2024)	5.7	3.4	4.0	n/a	n/a

TD Bank (December 16, 2024)	5.5	4.4	4.4	n/a	n/a

High	5.9	5.3	6.5	4.4	4.2

Low	3.7	2.2	2.9	4.2	3.4

Average of All Private Forecasts	4.9	3.7	4.1	4.3	3.8

Government of Alberta (calendar year)	5.3	1.2	3.0	3.5	4.3

Includes forecasts finalized on or before February 7, 2025.

46	Economic Outlook | Fiscal Plan 2025 – 28

Alberta Employment Benchmark
(% change)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 6, 2024)	2.0	2.0	1.8	1.7

Stokes Economics (February, 2025)	1.7	0.7	0.8	1.0

Banks

BMO Capital Markets (February 7, 2025)	2.6	1.5	n/a	n/a

Laurentian Bank (September 5, 2024)	1.9	n/a	n/a	n/a

National Bank (December, 2024)	1.6	0.9	n/a	n/a

RBC Royal Bank (December, 2024)	2.2	2.2	n/a	n/a

Scotiabank (December 17, 2024)	1.9	1.8	n/a	n/a

TD Bank (December 16, 2024)	2.2	1.0	n/a	n/a

High	2.6	2.2	1.8	1.7

Low	1.6	0.7	0.8	1.0

Average of All Private Forecasts	2.0	1.4	1.3	1.4

Government of Alberta (calendar year)	1.9	1.6	1.9	2.0

Includes forecasts finalized on or before February 7, 2025.

Alberta Unemployment Rate Benchmark
(%)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 6, 2024)	7.6	6.9	6.5	6.3

Stokes Economics (February, 2025)	6.6	6.3	6.3	6.5

Banks

BMO Capital Markets (February 7, 2025)	6.9	6.5	n/a	n/a

CIBC Capital Markets (February 2025)	7.2	6.2	n/a	n/a

Laurentian Bank (September 5, 2024)	7.4	n/a	n/a	n/a

National Bank (December, 2024)	7.9	7.8	n/a	n/a

RBC Royal Bank (December, 2024)	7.6	6.2	n/a	n/a

Scotiabank (December 17, 2024)	7.2	7.0	n/a	n/a

TD Bank (December 16, 2024)	6.8	6.1	n/a	n/a

High	7.9	7.8	6.5	6.5

Low	6.6	6.1	6.3	6.3

Average of All Private Forecasts	7.2	6.6	6.4	6.4

Government of Alberta (calendar year)	7.4	7.2	6.9	6.6

Includes forecasts finalized on or before February 7, 2025.

Economic Outlook | Fiscal Plan 2025 – 28	47

Alberta Housing Starts Benchmark
(thousands of units)

Organization	2025	2026	2027	2028

National Forecasting Agencies

Conference Board of Canada (December 6, 2024)	43.2	42.9	42.2	41.5

Stokes Economics (February, 2025)	41.1	36.6	33.1	32.7

Banks

BMO Capital Markets (February 7, 2025)	45.0	45.0	n/a	n/a

CIBC Capital Markets (February 2025)	42.0	48.0	n/a	n/a

Laurentian Bank (September 5, 2024)	40.0	n/a	n/a	n/a

National Bank (December, 2024)	49.0	50.5	n/a	n/a

RBC Royal Bank (December, 2024)	49.5	50.0	n/a	n/a

Scotiabank (December 17, 2024)	43.0	37.0	n/a	n/a

TD Bank (December 16, 2024)	43.6	37.9	n/a	n/a

High	49.5	50.5	42.2	41.5

Low	40.0	36.6	33.1	32.7

Average of All Private Forecasts	44.0	43.5	37.6	37.1

Government of Alberta (calendar year)	43.0	40.8	38.3	37.8

Includes forecasts finalized on or before February 7, 2025.

48	Economic Outlook | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA  |  2025–28

Fiscal Plan

Revenue

49

Revenue Outlook	51

2024-25 Third Quarter Revenue Forecast	52

Non-Renewable Resource Revenue	54

Tax Revenue	55

Federal Transfers	57

Investment Income	58

Revenue from Other Sources	59

Note: Amounts presented in tables may not add to totals due to rounding.

50	Revenue | Fiscal Plan 2025 – 28

Revenue Outlook

Total revenue in 2025-26 is forecast at $74.1 billion, a decrease of $6.6 billion from the 2024-25 third quarter forecast of $80.7 billion. The decrease comes mainly from a $4.4 billion drop in non-renewable resource revenue, driven by an anticipated decline in oil prices. In addition, the negative impacts associated with potential tariffs and the introduction of the new 8% income tax bracket will reduce income taxes by $1.2 billion. Investment income is down $2.3 billion due to uncertainty in global financial markets. These declines are partly offset by a $1.4 billion increase in transfers from the Government of Canada, education property tax and other revenue. Revenue is expected to grow to $77.4 billion in 2026-27 and $80 billion by 2027-28, with broad-based revenue growth led primarily by income taxes.

Total revenue in 2025-26 is forecast at $74.1 billion, $6.6 billion lower than the 2024-25 forecast of $80.7 billion.
Compared to Budget 2024, total revenue in 2024-25 has increased by $7.2 billion due to higher non-renewable resource revenue, investment income, and income tax revenue.
The Budget 2025 forecast reflects the high risk to provincial revenue in the face of possible U.S. tariffs. The impact of U.S. tariffs and elevated uncertainty are expected to hinder Alberta’s economic growth. After expanding at an estimated 3.0% last year, growth in real gross domestic product (GDP) is forecast to decelerate to 1.8% in 2025, lower than the second quarter forecast. The volatile nature of Canada-U.S. trade relations and softening global demand impacts all of the province’s major sources of revenue.

Total Revenue							Total revenue forecast to grow to nearly $80 billion by 2027-28.
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	15,160	15,604	16,120	15,510	16,271	16,981

Corporate income tax	7,044	7,028	7,351	6,764	6,938	7,254

Other tax revenue	4,543	6,013	5,995	6,563	6,941	7,156

Resource revenue – bitumen	14,518	12,538	16,859	12,830	13,138	13,499

Resource revenue – other	4,769	4,777	4,650	4,237	4,482	4,317

Federal transfers	12,336	12,640	12,958	13,287	13,753	14,228

Investment income	4,581	3,267	5,171	2,882	3,135	3,467

Net income from bus. enterprises	1,237	2,123	2,064	2,016	2,506	2,568

Premiums, fees and licences	5,565	5,383	5,565	5,636	5,874	6,032

Other revenue	4,979	4,164	3,958	4,412	4,353	4,469

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Revenue | Fiscal Plan 2025 – 28	51

2024-25 Third Quarter Revenue Forecast
Total revenue in 2024-25 is forecast at $80.7 billion, an increase from the total revenue of $73.5 billion in 2024-25 estimated in Budget 2024. Revenue has increased by $7.2 billion mainly due to increases in investment income, non-renewable resource revenue, and corporate and personal income tax revenue. The main changes in 2024-25 revenue are:

• Personal income tax revenue in 2024-25 is forecast at $16.1 billion, $1 billion more than in 2023-24, up $0.5 billion from budget due to the base effects of higher 2023 tax assessments driven by gains in non-employment incomes, partially offset by the introduction of the new 8% tax bracket as of January 1, 2025.

• Corporate income tax revenue in 2024-25 is forecast at $7.4 billion, up $0.3 billion from budget, and $0.3 billion higher than the previous year. The increase from budget was due to higher-than-expected re-assessments.

• Other tax revenue in 2024-25 is forecast at $6 billion. This is a $1.5 billion increase from the prior year but a $18 million decrease from budget, primarily due to the decline in tobacco tax revenue and the policy change in car insurance premiums’ growth rates for good drivers. These are partially offset by higher revenues from fuel and cannabis taxes.

WTI forecast at US$74/bbl in 2024-25 and decreasing to US$68/bbl in 2025-26.

• Non-renewable resource revenue is forecast at $21.5 billion in 2024-25, a $4.2 billion increase from budget, mainly due to higher bitumen royalties, narrower light-heavy differential supported by the expansion of the Trans Mountain Pipeline system (TMX) coming online, and a weaker Canadian dollar. The West Texas Intermediate (WTI) oil price is expected to average US$74.00 per barrel (/bbl) in 2024-25, in line with the Budget 2024 estimate. The light-heavy differential is expected to average US$13.20/bbl for 2024-25, US$2.80/bbl narrower than budgeted. Natural gas and by-products royalties for 2024-25 are expected to be $1.2 billion, $0.3 billion lower than budget, mainly due to lower natural gas prices driven by robust production, higher inventories, and weaker demand.

• Federal government transfers for 2024-25 are forecast at $13 billion, $0.6 billion more than in 2023-24, and $0.3 billion higher than budget.

–   The increase from 2023-24 largely reflects: a combined $277 million increase in the Canada Health Transfer (CHT) and Canada Social Transfer (CST) due to a growing national funding envelope, and an increasing provincial share of the national population; $371 million in additional funding under the early learning child care agreements; a $60 million increase in direct transfers to the schools, universities, colleges, hospitals (SUCH) sector; and a $160 million increase in re-profiled infrastructure support. These are partially offset by decreases to the one-time Fiscal Stabilization payment received in 2023-24 and Alberta not qualifying for the program in 2024-25 and onwards.

–   The marginal increase from budget reflects: a net increase of $112 million for the Canada-Alberta Canada-wide Early Learning and Child Care Agreement and the Canada-Alberta Early Learning and Child Care Agreement (ELCC); $58 million for Jasper Wildfire

52	Revenue | Fiscal Plan 2025 – 28

Disaster Financial Assistance Arrangements (DFAA); $54 million for the National Strategy for Drugs for Rare Diseases and $39 million for Continuing Care Transformation initiatives; a $28 million increase in post-secondary forecast updates; $50 million for reprofiling Investing in Canada Infrastructure Program (ICIP) grants and a $62 million decrease in labour market agreements.

Investment income in 2024-25 is forecast at $5.2 billion, $0.6 billion higher than in 2023-24, and $1.9 billion higher than budget. The strong performance of financial markets in 2024-25 has translated into $1.3 billion higher than anticipated equity earnings for the Alberta Heritage Savings Trust Fund and $0.4 billion from endowment funds, compared to budget. Higher investment income has also been generated by the general revenue fund and debt retirement account.

• Revenue from other sources includes net income from government business enterprises (GBEs), premiums, fees and licences, and various other sources. These revenue sources contribute $11.6 billion to the overall revenue forecast for 2024-25 and have decreased by $0.2 billion from 2023-24 and are $0.1 billion lower than budget.

–   GBE net income is forecast at $2.1 billion in 2024-25, $827 million more than last year, but $59 million lower than budget. The decrease from budget is primarily due to a $74 million net operating loss forecast for the Alberta Petroleum Marketing Commission (APMC). The decrease is partially offset by a net $21 million increase in revenue for the Alberta Gaming Liquor and Cannabis Commission (AGLC), the Credit Union Deposit Guarantee Corporation (CUDGCo), and ATB Financial.

–   Premiums, fees and licences revenue is forecast at $5.6 billion in 2024-25. This is the same as 2023-24, and $0.2 billion higher than budget. The increase from budget is mainly due to post-secondary institution fees from enrolment growth and rate increases, and Alberta Health Services (AHS) revenue collected from out-of-country and out-of-province patients, partially offset by lower agriculture producer insurance premiums as a result of lower commodity prices.

–   Other revenue of $4 billion is forecast for 2024-25, $1 billion lower than in 2023-24, and $0.2 billion lower than budget. The declines mainly relates to a $274 million decrease for lower than expected compliance payments for the Technology Innovation and Emissions Reduction (TIER) Fund based on assumptions that facilities will minimize their costs by using credits up to the legislated limit to meet their compliance obligations. There is also a continued decrease in other sources, primarily for the Renewable Electricity Program (REP) as lower electricity prices have resulted in lower than budgeted revenues from this program.

–   The $0.2 billion other revenue decrease from budget is offset by a net $0.1 billion increase in income from sales, rentals, services, fundraising and donations in school jurisdictions, post-secondary institutions and health entities (the SUCH sector), mainly driven by enrolment increases and inflation.

Revenue | Fiscal Plan 2025 – 28	53

Non-Renewable Resource Revenue

Non-renewable resource revenue (NRR) in 2025-26 is estimated at $17.1 billion, 23 per cent of total revenue. This is a $4.4 billion decrease from the $21.5 billion forecast for 2024-25 due to economic uncertainties, including trade risks, and concerns over weakening demand. NRR is expected to increase to $17.6 billion in 2026-27 and $17.8 billion by 2027-28. WTI is expected to average US$68 per barrel (/bbl) in 2025-26, $6/bbl lower than 2024-25, then increase to US$71.50/bbl by 2027-28.

The light-heavy differential is forecast to be US$17.1/bbl in 2025-26, narrowing to US$15.6/bbl by 2027-28.

The light-heavy differential is anticipated to widen to approximately $ 17.10 per barrel in 2025-26 and then slowly decrease to $15.60 by 2027-28 as the impact of tariffs recedes. The Canadian dollar is expected to remain weak in 2025-26 amidst ongoing tariff risks.

Bitumen royalties are estimated at $12.8 billion in 2025-26, a $4 billion decrease from the $16.9 billion forecast for 2024-25, driven by the lower WTI price and widening differential. Bitumen royalties are expected to rebound slightly over the forecast period, reaching $13.5 billion in 2027-28.

Prices of Oil and Natural Gas, 2007-08 to 2027-28

Conventional oil royalties are estimated at $2.5 billion in 2025-26, a decrease of $0.4 billion from 2024-25, following WTI trends. The royalties are projected to increase marginally to approximately $2.7 billion in 2027-28, with the modest improvement in oil prices.

Natural gas and by-product royalties are estimated at $1.2 billion in 2025-26, $67 million higher than 2024-25, and are forecast to increase to $1.4 billion in 2026-27. This increase is driven by higher prices and production supported by liquefied natural gas and oil sands project expansions. Royalties are expected to decline to approximately $1.1 billion in 2027-28 as prices moderate and oilsands project expansions taper off.

54	Revenue | Fiscal Plan 2025 – 28

Oil and Natural Gas Assumptions
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue (millions of dollars)

Bitumen royalty	14,518	12,538	16,859	12,830	13,138	13,499

Crude oil royalty	2,972	2,779	2,946	2,510	2,530	2,695

Natural gas / by-products royalties	1,058	1,468	1,161	1,228	1,434	1,093

Prices

West Texas Intermediate (US$/bbl)	77.83	74.00	74.00	68.00	71.00	71.50

Differential (US$/bbl)	17.29	16.00	13.20	17.10	16.50	15.60

WCS @ Hardisty (Cdn$/bbl)	81.67	76.80	84.70	73.10	75.80	75.80

Ab. Reference Price (Cdn$/GJ)	2.07	2.90	1.20	2.50	3.10	2.90

Production (thousands of barrels / day)

Conventional	511	507	528	519	512	504

Raw bitumen	3,332	3,429	3,455	3,558	36,889	3,752

Natural gas (billion cubic feet / yr)	4,267	4,291	4,304	4,354	4,354	4,354

Exchange rate

(US¢/Cdn$)	74.2	75.9	71.7	69.6	71.9	73.8

Bonuses and sales of Crown land leases are projected to reach $361 million in 2025-26, $21 million lower than 2024-25. This decrease is primarily due to lower prices per hectare for petroleum and natural gas (PNG) and oil sands leases. Bonuses and sales of Crown land leases are forecast to increase, and expected to reach $392 million in 2027-28, reflecting higher PNG prices per hectare.

Non-Renewable Resource Revenue
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Bitumen royalty	14,518	12,538	16,859	12,830	13,138	13,499

Crude oil royalty	2,972	2,779	2,946	2,510	2,530	2,695

Natural gas & by-products royalty	1,058	1,468	1,161	1,228	1,434	1,093

Bonuses & sales of Crown leases	499	321	382	361	380	392

Rentals and fees / coal royalty	242	209	161	138	137	136

Total Resource Revenue	19,287	17,315	21,509	17,067	17,620	17,815

Tax Revenue

Tax revenue is forecast at $28.8 billion in 2025-26, 39% of total revenue, and $0.6 billion lower than in 2024-25. Personal income tax revenue is set to decrease $0.6 billion from 2024-25, and corporate income tax revenue is expected to also be down $0.6 billion. Other tax revenue, mainly as a result of increased education property tax, is forecast to increase $0.6 billion.

Tax revenue is forecast to grow by an average of 4.5% for the following two years, reaching $31.4 billion in 2027-28. This is primarily due to the upward trend in income tax revenue, reflecting the anticipated growth in income.

Revenue | Fiscal Plan 2025 – 28	55

Personal income tax (PIT) revenue is estimated at $15.5 billion in 2025-26, a decrease of $0.6 billion from 2024-25, and $1 billion lower than the Budget 2024 target. The decrease is due mainly to the introduction of the new 8% income tax bracket as of January 1, 2025 and the impacts of expected tariffs that are expected to weigh on employment and household income. In the out years, personal income tax revenue is expected to grow in alignment with personal incomes, reaching $17 billion in 2027-28.

Corporate income tax (CIT) is estimated at $6.8 billion in 2025-26, a decrease of $0.6 billion from the 2024-25 forecast and $0.3 billion from Budget 2024, with U.S. tariffs expected to weigh on corporate profits. CIT revenue is expected to grow moderately over the medium term to $6.9 billion in 2026-27 and $7.3 billion in 2027-28.

Education property tax revenue (EPT) is forecast at $3.1 billion, an increase in 2025-26 from the Budget 2024 target and forecast. EPT will be increased over the next two years to cover one-third of Education’s operating expense target. In 2025-26, EPT is forecast to cover 31.6 per cent of Education’s operating costs. After being frozen in 2024-25, education property tax rates will increase in 2025-26 to $2.72/$1,000 of equalized assessment for residential/ farmland properties and $4.00/$1,000 of equalized assessment for non-residential properties. In subsequent years, EPT revenue increases to $3.4 billion in 2026-27 and $3.6 billion in 2027-28 to reflect covering one-third of Education’s operating expense.

Tax revenue is expected to grow to $31.4 billion by 2027-28.	Other tax revenue is forecast at $3.4 billion in 2025-26, $0.2 billion higher than 2024-25 budget and forecast. The increase is an aggregate from various taxes, the majority resulting from fuel tax, insurance tax, and the land titles registration levy. The full fuel tax of 13 cents per litre was in effect for all of 2024-25. As oil prices are expected to remain below $80 for the forecast period – the threshold for activating partial fuel tax relief – no fuel tax relief is expected through 2027-28. With the implementation of the tax on electric vehicles on February 13, 2025, fuel tax revenue is projected at $1.4 billion in 2025-26. Insurance premiums tax revenue is up $66 million from 2024-25 due to the introduction of an overall cap on automobile premium rate growth. Revenue from the land titles registration levy, which began in 2024-25, is projected to increase significantly in 2025-26 and then remain stable through 2027-28. Tobacco tax revenue decreases to $388 million in 2025-26 and continues the downward trend over the following two years due to reduced consumption. Cannabis and vaping tax revenue is expected to be $248 million in 2025-26 as the federal tax on vaping products takes effect. Total other tax revenue increases over the forecast period to $3.6 billion in 2027-28 and includes revenue growth from fuel taxes, insurance taxes, cannabis taxes, and tourism levies, mainly driven by economic activity and population growth.

56	Revenue | Fiscal Plan 2025 – 28

Tax Revenue
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	15,160	15,604	16,120	15,510	16,271	16,981

Corporate income tax	7,044	7,028	7,351	6,764	6,938	7,254

Education property tax	2,526	2,733	2,732	3,124	3,435	3,576

Other taxes	2,016	3,280	3,263	3,439	3,506	3,580

Total Tax Revenue	26,747	28,645	29,466	28,837	30,151	31,390

Federal Transfers
Federal transfers are forecast at $13.3 billion in 2025-26, $0.3 billion higher than the 2024-25 forecast. Significant changes in 2025-26 include:

• A $0.4 billion increase in the Canada Health Transfer (CHT) and a $96 million increase in the Canada Social Transfer (CST) driven by Alberta’s rising population share as well as the increase of the minimum CHT growth rate to 5% until 2027-28;

Canada Health and Canada Social Transfers are increasingly driven by Alberta’s rising population share.

• A $0.1 billion decrease in Canada-Alberta Canada-wide Early Learning and Child Care Agreement and Canada-Alberta (ELCC) funding to align with notional allocations. The variance is also due to higher revenue in 2024-25 forecast due to a request to carry-forward unspent 2023-24 funding into 2024-25, and the receipt of Infrastructure Funding under the Canada-wide Early Learning and Child Care agreement;

• A $58 million increase for the Jasper wildfire under Disaster Financial Assistance Arrangements (DFAA);

• A $54 million increase for the National Strategy for Drugs for Rare Diseases;

• A $39 million increase from re-profiling of the Aging with Dignity bi-lateral agreement from 2024-25;

• A $23 million increase for Pan-Canadian Drug System Sustainability grant; and

• A net $0.2 billion decrease in Investing in Canada Infrastructure Program (ICIP) in re-profiled infrastructure support into the future years or due to completed projects that were carried over from prior years.

Federal transfers are expected to continue increasing by approximately $1.1 billion over the subsequent two years, reaching $14.2 billion by 2027-28. The sustained growth over the next years are mainly due to increases to the CHT and CST. Other increases include: $149 million in infrastructure transfers, mainly for public and green infrastructure projects and other ICIP projects; and $76 million in agriculture transfers.

Revenue | Fiscal Plan 2025 – 28	57

Transfers from Government of Canada
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Canada Health Transfer	5,964	6,164	6,156	6,560	7,033	7,456

Canada Social Transfer	1,908	2,001	1,993	2,089	2,197	2,285

Transfers to SUCH sector	608	633	668	693	704	715

Infrastructure support	715	840	875	807	981	981

Agriculture support programs	615	537	578	552	595	628

Labour market agreements	322	322	257	257	257	257

Early learning child care agreements	881	1,139	1,251	1,147	1,121	1,121

Other transfers	1,323	1,004	1,180	1,182	864	784

Total Federal Transfers	12,336	12,640	12,958	13,287	13,753	14,228

Investment Income
The Alberta Heritage Savings Trust Fund to retain all of its net investment income.	Investment income is forecast at $2.9 billion in 2025-26, a $2.3 billion decrease from 2024-25, which can be mainly attributed to decreases in the income of the Alberta Heritage Savings Trust Fund and endowment funds and investment income earned on general revenue fund cash balances. Ongoing geopolitical instability increases risks for global economic growth and financial markets and negatively affects performance of investments. Through the forecast period, investment income is projected to increase to $3.1 billion in 2026-27 and $3.5 billion in 2027-28. The Heritage and endowment funds are forecast to grow by $0.6 billion over the next three years as income retained in the funds and additional allocations from surplus cash contribute to a growing asset base. Income related to local authority loan portfolios will increase over the outlook period, as well as investment income earned on general revenue fund cash balances.

Fund Assets / Investment Income
(millions of dollars)
	Assets as at	2023-24	2024-25		2025-26	2026-27	2027-28
	Mar. 31, 2024	Actual	Budget	Forecast	Estimate	Target	Target

Heritage Savings Trust Fund	20,872	2,065	1,042	2,298	1,129	1,373	1,612

Endowment funds [a]	4,949	527	291	673	261	290	334

Loans to local authorities	14,590	802	758	725	577	592	626

Ag. Financial Services Corp.	2,966	93	148	154	149	155	166

SUCH sector	n.a.	365	431	534	459	441	448

Other [b]	3,338	730	597	787	308	284	281

Total Assets / Inv. Income	46,715	4,581	3,267	5,171	2,882	3,135	3,467

[a]  Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

[b]  Assets include the cash reserve, pre-borrowing, Alberta Enterprise Corporation and Technology Innovation and Emissions Reduction Fund; investment income includes income from these sources, as well as from student loans and a variety of smaller funds and accounts.

58	Revenue | Fiscal Plan 2025 – 28

Revenue from Other Sources

Revenue from other sources is forecast at $12.1 billion in 2025-26, a decrease of $0.1 billion from 2024-25. The revenue forecast shows a steady increase over the forecast period, reaching $13.1 billion by 2027-28.	ATB Financial will be implementing a regular $100 million dividend to be paid to the province, increasing available cash.

Alberta Gaming, Liquor and Cannabis Commission (AGLC) overall net income from gaming and lottery activities, liquor, and cannabis sales increases in 2025-26. Budget 2025 also reflects changes to Alberta’s liquor markup regime, which address industry concerns, improve equity within the system, and support the growth of Alberta’s liquor manufacturing industry. Net income for AGLC is forecast to increase to $2.4 billion in 2027-28 as strong revenue performance from commercial operations and slot terminals outpaces operational expenses.

ATB Financial net income is expected to remain stable at $0.3 billion from 2024-25 to 2025-26 as provisions for loan losses and the impact of inflation on operating expenses reduces profitability, but the operations are growing. Net income is then anticipated to rise by $0.1 billion over the following two years, reaching $0.4 billion in 2027-28, as revenue growth outperforms growth in operating expenses, and credit losses normalize. The regular dividend to be paid to the Government of Alberta from ATB Financial implemented in 2024-25 continues in Budget 2025. Net income from the balancing pool decreases from $57 million in 2025-26 to $53 million in 2026-27, but then increases for the remaining forecast period. The initial decrease is due to lower payments-in-lieu of taxes, debt servicing charges as a result of quicker loan repayments, and cost of sales expense.

The Alberta Petroleum Marketing Commission (APMC) is forecast at a net loss position of $0.7 billion in 2025-26, slightly more than the $0.6 billion loss forecast for 2024-25. The loss in 2025-26 mainly relates to the Sturgeon Refinery due to a decline in refined product prices, such as diesel. APMC’s net loss is expected to fall to $260 million in 2026-27 and then slightly increase to $306 million in 2027-28.

Post-secondary institution (PSI) tuition fees are estimated at $2.1 billion in 2025-26, a slight decrease of $20 million from 2024-25, but then projected to grow to $2.3 billion by 2027-28. The overall growth in PSI revenue is primarily due to enrolment growth which correlates to the population growth experienced in prior years. School board fees show moderate increases, which align with increasing in enrolments, up $8 million to $233 million in 2025-26 and reaching $245 million in 2027-28.

Other premiums, fees and licences revenue is forecast at $2.6 billion in 2025-26, an increase of $71 million from 2024-25. Revenue increases a further $0.2 billion over the next two years to $2.8 billion by 2027-28. Budget 2025 includes increases to motor vehicle license application and renewal fees as well as the motor vehicle accident claim fee. In 2025-26, revenue from motor vehicle licenses is up $36 million. Agriculture insurance premiums are down in 2025-26 compared to Budget 2024 as a result of lower contributions from participants, reflecting lower commodity prices. The increase in revenue

Revenue | Fiscal Plan 2025 – 28	59

throughout the forecast period is the result of increases in agriculture insurance premiums to ensure the crop fund’s long term stability, an increase of $8 million in motor vehicle licences and increase of $47 million for ATB Financial deposit guarantee fees and payments-in-lieu of taxes. These are partially offset by an initial $56 million decrease in 2025-26 for Forestry and Parks and Environment and Protected Areas due to land donations received in 2024-25 and the introduction of the seniors camping fee discount in 2025-26.

The SUCH sector sales, rentals, and services revenue is expected to increase $253 million to $1.3 billion in 2025-26, and continue upward to $1.4 billion in 2027-28 mainly due to growth in enrolment for both schools and post-secondary institutions. Fundraising and donations revenue in the SUCH sector also shows a decrease of $27 million, to $821 million in 2025-26, but then will rebound and reach $882 million in 2027-28. The net growth comes from federal transfers.

TIER revenue is forecast at $409 million for 2025-26, decreasing to $271 million in 2026-27 and then increasing to $313 million in 2027-28. The expected decision by many TIER regulated facilities to use performance credits to meet compliance obligations is the largest deciding factor for future revenue estimates and is difficult to accurately predict. Facilities will generally choose to maximize long term profit, which can include safekeeping existing credits for future use. However, this behaviour is predicted to reverse with the approaching expiration date of these credits.

Revenue from Other Sources
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

AGLC - gaming / lottery	1,569	1,487	1,518	1,540	1,577	1,621

AGLC - liquor	791	808	778	783	770	761

AGLC - cannabis	11	7	9	9	14	25

ATB Financial	337	266	285	285	353	410

Balancing Pool	160	65	61	57	53	56

Other Net Income from GBE

(APMC/CUDGCo/PSIs)	(1,630)	(509)	(586)	(659)	(260)	(306)

Post-secondary tuition fees	1,836	1,999	2,154	2,133	2,214	2,260

Health / school board fees	818	845	906	912	937	961

Other premiums, fees and licences	2,912	2,539	2,506	2,591	2,723	2,810

SUCH sales, rentals, services	1,123	947	1,024	1,277	1,310	1,374

SUCH fundraising, donations, gifts	788	784	848	821	866	882

TIER Fund	907	539	265	409	271	313

Other	2,161	1,895	1,821	1,905	1,906	1,900

Total Revenue from Other Sources	11,781	11,670	11,587	12,064	12,732	13,069

Other revenue changes include: an increase of $84 million from 2024-25, to $1.9 billion in 2025-26, and remain at the same level through 2027-28. The increase in other revenue is due to an $0.3 billion increase mainly related to increased AIMCo external investment management charges that are based on investment income outperforming market benchmarks and billed to external clients such as pension plans for their share.

60	Revenue | Fiscal Plan 2025 – 28

Risks

Alberta’s economic position as a small, open economy with a large natural resource base makes it uniquely sensitive to global economic and market conditions beyond the province. Fluctuations in global supply and demand can translate into large price swings for Alberta commodity exports and substantial shifts in corporate investment and economic activity. Alberta government revenue is much more volatile than the broader economy due to the unpredictably of non-renewable resource revenue and its impact on other sources of revenue, such as corporate and personal income taxes. Volatility in investment income that mirrors fluctuations in global financial markets only adds to the challenge of fiscal planning for the province.	Alberta’s fiscal framework helps to manage volatile and unpredictable government revenue.

To help deal with these challenges and guide fiscal planning, the government introduced a renewed legislated fiscal framework with Budget 2023. It includes a balanced budget requirement, expense growth limitations, and policies around the allocation of surplus cash aimed at improving the government’s net financial position. The framework includes allowable exceptions to these rules in order for the government to respond to emerging issues. For example, the government is allowed to run a deficit if there is a significant drop in revenue, but must return to balance within three years of reporting a deficit at year-end.

In order to highlight the risks and volatility, alternative forecast scenarios have been presented in budgets since Budget 2019. For Budget 2025, the base forecast includes the impacts of recently announced U.S. tariffs. Additional low and high scenarios have been developed, outlining the impact on non-renewable resource revenue, income tax and other tax on page 41 in the Economic Outlook chapter.

Some of the main factors impacting Alberta government revenue and their sensitivities are included below. The sensitivities have increased significantly over the last several years.

Canada-U.S. Trade Relationship

The volatile nature of the evolving landscape of Canada-U.S. trade relations and softening global demand will weigh on both domestic demand and trade and bring an additional risk to the province.

Federal Policies

Regulatory and political uncertainty from the federal government, including proposed emission reduction policies, are holding back investment and productivity gains, not just in Alberta but across the country. Interprovincial trade barriers, such as restrictions on the sale of alcohol, technical barriers such as vehicle wight standards, and regulatory barriers such as licensing and paperwork requirements could be eliminated to guard against a looming trade war with the United States and boost the Canadian economy.

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Global and U.S. Economies

Budget 2025 assumes that the rapidly evolving U.S. trade policy will create significant uncertainty for the global and Canadian economies and weigh on global growth. Substantial risks remain, as weaker global growth would keep oil prices lower and dampen Alberta’s revenue.

Energy Prices

Price forecasts depend on assumptions about demand and supply, and include the potential impact of recently announced U.S. tariffs. Factors influencing demand include global economic growth, pipeline or refinery outages, and storage and speculative market activities by traders. On the supply side are OPEC+ production targets and non-OPEC production. Other factors include investment and drilling decisions by producers, geopolitical events, regional conflicts, economic sanctions, and simple weather-related production disruptions.

Interest Rates

Although interest rates are expected to continue pulling back, U.S. tariffs and retaliatory measures from Canada could push up inflation and keep interest rates higher-than-expected. Higher rates generally harm Alberta’s government investment income, evidenced by the Heritage Fund’s negative investment income in 2022-23. While the market values of bonds with lower rates drop as interest rates rise, short-term interest-bearing investments benefit. Higher rates also typically discourage business investment, economic activity and consumer spending. Rising rates also pose risks for indebted households, consumer spending, and the government. The government repaid $13.4 billion in debt during 2022-23 and another $3.2 billion in 2023-24, taking advantage of the spike in energy prices and revenue. Due to the uncertainty of U.S. tariff impact on Alberta’s economy, it is anticipated that after 2024-25 there will be no surplus cash available to direct to debt repayment in Budget 2025.

Exchange Rates

A weaker Canadian dollar increases the value of exports and the demand for exports priced in Canadian dollars. Changes in the exchange rate affect the profitability of energy producers, which can affect investment and government resource revenue as energy prices and contracts are mainly in U.S. dollars. Investment income is also impacted due to significant foreign holdings.

Equity Markets

Equity markets can be affected by a wide range of factors, such as the strength of the U.S., European and developing economies, or fluctuations in commodity prices and interest rates. Alberta has significant assets invested globally.

62	Revenue | Fiscal Plan 2025 – 28

Sensitivities to Fiscal Year Assumptions, 2025-26[a]
(millions of dollars)
	Change	Net Impact

Oil price (WTI US$/bbl)	-$1	-750

Light-heavy oil price differential (US$/bbl)	+$1	-740

Natural gas price (Cdn$/GJ)	-10¢	-5

Exchange rate (US¢/Cdn$)	+ 1¢	-560

Interest rates	+1%	-277

Primary household income	-1%	-200

[a]  Sensitivities are based on current assumptions of prices and rates, displaying impacts over a 12 month period. They can vary significantly at different price and rate levels. Energy price sensitivities do not include potential impacts of price changes on land lease sales revenue.

Revenue | Fiscal Plan 2025 – 28	63

BLANK PAGE

64	Revenue | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA  |  2025–28

Fiscal Plan

Expense

65

Expense	67

Prioritization to Meet Challenges	67

Expense Highlights	67

2024-25 Third Quarter Expense Forecast	68

Strengthening Health Care	71

Investing in Education	74

Support for Vulnerable Albertans	77

Keeping Albertans Safe and Secure	81

Protecting the Environment and Responsibly Managing Our Resources	83

Sustaining Alberta’s Growth	85

Other Ministries	89

Public Sector Compensation	92

Note: Amounts presented in tables may not add to totals due to rounding.

66	Expense | Fiscal Plan 2025 – 28

Expense

Prioritization to Meet Challenges

The substantial and increasing geopolitical and economic uncertainty impacts Alberta’s economy and fiscal position directly due to the nature of our resource-based economy and the influence of international energy and financial markets. Affordability encouraged people to move to Alberta, putting pressure on enrolment in education programs, mental health and health care, social programs and infrastructure. Inflation has also pushed up costs, and the government is currently negotiating with almost all employees for new contracts, most of which expired over the last few years.	Increasing global uncertainty has added risk to Alberta fiscal planning and elevated the need to prioritize expense decisions.

Alberta’s government manages these risks and challenges through its legislated fiscal framework guiding budget decisions, and by continually evaluating and measuring the efficiency and effectiveness of programs. This year, with elevated and still growing volatility in the world, the government undertook an initial, more formal program review process, which identified an array of initiatives for savings or re-focussing of resources on core priorities. Program review will continue in 2025-26 and beyond, to embed an approach to fiscal planning that is constantly questioning how programs are delivered and whether outcomes are being achieved.

Budget 2025 implements many of the savings initiatives discussed during the 2024-25 process, enabling funding to be re-directed to those areas most important to Albertans. Doing so continues government’s commitment to fiscal responsibility, efficient delivery of public services, and focusing on Albertans’ priorities, while transforming our health care system, strengthening education and support to vulnerable Albertans, and keeping communities safe.

Expense Highlights

Total expense in 2025-26 is forecast at $79.3 billion, an increase of $4.4 billion or 5.9% from the 2024-25 third quarter forecast. Expense grows to $82 billion by 2027-28, or an average of 1.7% per year.	Total expense in 2025-26 is forecast at $79.3 billion.

Operating expense is estimated at $64.3 billion, 81% of total expense. This is an increase of $2.2 billion, or 3.6% from the 2024-25 third quarter forecast. Operating expense grows to $66.5 billion by 2027-28, rising by $2.2 billion, an average of 1.7% per year. Increases are mainly focused on Health and education, although social services expense in 2025-26 is boosted by additional short-term funding for possible needs arising from potential US tariffs.

The Capital Plan includes $3.5 billion in capital grants in 2025-26, an increase of $158 million from 2024-25. Over the following two years capital grants average $3.6 billion annually.

Debt servicing costs are forecast to decrease by $231 million in 2025-26 from the 2024-25 third quarter forecast, to $3 billion, as debt pre-borrowed in 2024-25 for the sizeable amount of early 2025-26 debt maturities is now being used to repay those maturities. Debt servicing costs are projected to increase by

Expense | Fiscal Plan 2025 – 28	67

Budget 2025 – Expense Summary
(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Operating Expense:

Health	20,343	20,985	21,974	22,096	22,538	23,712

Education (Kinder - Gr. 12)	8,878	9,252	9,457	9,883	10,285	10,708

Advanced Ed. (post-second.)	6,233	6,305	6,628	6,635	6,629	6,629

Social services ministries	10,312	10,573	10,827	11,611	11,629	11,706

Other min. / Leg. Assembly	12,377	13,009	13,212	14,086	13,750	13,709

Total operating expense	58,143	60,124	62,098	64,311	64,831	66,464

Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

Amort. / invent. cons. / dispos.	4,399	4,564	4,688	4,993	5,127	5,137

Debt servicing costs	3,149	3,389	3,199	2,968	3,258	3,629

Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

Disaster and emerg. assist.	3,025	-	2,017	-	-	-

Contingency	-	2,000	-	4,000	3,300	3,700

Total Expense	70,447	73,182	74,932	79,349	79,818	82,016

$661 million by 2027-28, to $3.6 billion, primarily with $23.2 billion in direct borrowing required over the three years for capital investment spending and for annual deficits adjusted to a cash basis.

Contingency increased to $4 billion in 2025-26 for possible response to potential US tariffs.	The annual voted, transferable, unallocated expense contingency has been increased by $2 billion to $4 billion in 2025-26 for several reasons. It is also increased to $3.3 billion in 2026-27 and to $3.7 billion in 2027-28. First, the level of uncertainty in Alberta’s economic, employment, and government revenue forecasts has been severely elevated with the threat of potential US trade tariffs. Because the fiscal rules require additional in-year spending to be limited to the voted contingency, fiscal room needs to be added to the expense forecast in Budget 2025 in order to allow government to respond to these new challenges as they emerge. Second, the various compensation agreements being negotiated will have significant expense impacts across government departments, many large provincial agencies, such as health entities, school boards, and post-secondary institutions. These substantial fiscal impacts are being incorporated into forecast expense, on top of the original $2 billion contingency included in Budget 2024 for unanticipated disaster and emergency response and other needs.

2024-25 Third Quarter Expense Forecast

$2 billion in-year increase in operating expense for health, education and social programs in 2024-25, due mainly to larger-than- expected population growth.	Total expense in 2024-25 is forecast at $74.9 billion, an increase of $1.8 billion from Budget 2024. The increase is due mainly to $2 billion in disaster and emergency expense relating to drought and wildfires in 2024. In-year operating expense increases of $1,974 million were provided primarily for health, education and social programs, as actual population growth at the end of 2023 and during 2024 exceeded Budget 2024 forecasts. Apart from the dedicated revenue-expense and non-cash expense increases, the operating expense increase is largely offset by allocations from the $2 billion budgeted contingency.

68	Expense | Fiscal Plan 2025 – 28

Other expense changes amount to a net decrease of $241 million. Capital grants have decreased $175 million, mainly due to re-profiling cash flows into future years based on project progress. Debt servicing costs are $190 million lower as the surplus has improved and cash and borrowing needs have declined. These decreases are partially offset by increases of $124 million in non-cash amortization, inventory consumption and disposal loss expense.

The hot and dry conditions in 2024, following the severe drought in 2023, led to significant wildfires, requiring $899 million in firefighting, reforestation and other disaster relief support, with $707 million in Forestry and Parks, $157 million in Public Safety and Emergency Services (PSES), $19 million in Municipal Affairs, and $15 million in Seniors, Community and Social Services. These conditions also hit Alberta’s agriculture sector for the third time in four years, leading to a $1,112 million increase comprising $968 million in indemnity payments and $144 million in income and other support. Another $6 million needed for flood relief is reported in PSES 2024-25 expense.	$2 billion in disaster and emergency assistance in 2024-25.

2024-25 Operating Expense Highlights:

• Health operating expense has increased by $990 million from the estimate in Budget 2024, with $26 million of this offset by higher federal revenue under bi-lateral agreements. Other increases include $451 million for physician compensation and $513 million for Alberta Health Services pressures, mainly from higher volume and inflation.

• Advanced Education operating expense has increased by $323 million, more than offset by $334 million in increased post-secondary institution own-source revenue, primarily tuition fees. Other changes include: increases of $54 million funded by institutions’ reserves and $14 million for student loan administration; decreases of $37 million in the provision for at-risk student loans and $42 million primarily due to the reduction in federal labour market funding.

• Seniors, Community and Social Services operating expense has increased by $250 million. Reductions of $49 million in continuing care expense and $25 million in other programs are more than offset by increases of $208 million in Employment and Income Support, $44 million in Assured Income for the Severely Handicapped, $45 million in Disability Services, $21 million for low income transit and homelessness support, and $6 million for rent assistance under the federal National Action Plan to End Gender-based Violence.

A net $250 million added in-year for various social programs in Seniors, Community and Social Services.

• Education operating expense has increased by $205 million from budget, primarily due to enrolment growth and an accrual for the potential implications on 2024-25 compensation of collective bargaining.

• Jobs, Economy and Trade operating expense has increased by $87 million from Budget 2024, with a net $111 million in federal transfers re-profiled from 2023-24 and adjusted to align with federal funding under child care and infrastructure agreements, less $15 million from the reduction in federal labour market funding and $9 million transferred to capital investment.

Expense | Fiscal Plan 2025 – 28	69

• Energy and Minerals operating expense is $64 million higher than budget, due mainly to $52 million in higher costs to market and sell crude oil, offset by increased royalty revenue, a $14 million increase in Alberta Energy Regulator and Orphan Well Association expense offset by increased revenue from the entities’ levies and a transfer from the Technology Innovation and Emissions Reduction Fund, less $2 million in lapses.

• Mental Health and Addiction operating expense has increased $50 million from Budget 2024 due mainly to higher demand for services due to population growth.

• Treasury Board and Finance operating expense has increased $49 million, due mainly to $39 million for investment management, $7 million for higher volumes and medical costs for motor vehicle accident claims from victims of uninsured or unknown drivers, $5 million for the corporate income tax allowance provision, partially offset by a net $2 million decrease in other department and entity expense.

• Affordability and Utilities operating expense is up $40 million from budget due to increases of $54 million in required payments for the Renewable Electricity program as electricity prices have declined below projects’ contracted strike prices, $2 million mainly for implementing the Rate of Last Resort electricity option, partially offset by a $16 million decrease for coal phase-out accretion expense as the required payments to be made by 2030 have been re-calculated and are slightly lower.

• Technology and Innovation operating expense has risen by $33 million from budget for increased Innovation Employment Grant claims.

• Indigenous Relations operating expense is up $10 million from budget, due to increases of $13 million for the First Nations Development Fund flow-through of a portion of on-reserve gaming net income, and of $1 million for the federally-funded National Action Plan to End Gender-based Violence, partly offset by $4 million from a land and legal settlement being deferred to 2025-26 and other lapses.

Funding for 100 additional police officers in Calgary and Edmonton.

• Public Safety and Emergency Services operating expense has increased by $16 million from budget: $8 million to support additional police officers in Edmonton and Calgary under the Safe Streets Action Plan, $7 million for 911 call centres offset by the 911 levy, and $2 million from the federally-funded Gun and Gang Violence Action Fund, less $1 million in reductions and transfer to capital investment.

• Environment and Protected Areas operating expense is forecast to decrease by $104 million from budget, due mainly to $133 million in Technology Innovation and Emissions Reduction Fund (TIER) expense being re-profiled to future years in large part due to a drop of $274 million in TIER revenue in 2024-25. This decrease is partially offset by a $25 million increase for Surface Rights Board landowner compensation payments and $4 million in other increases funded by federal revenue.

• These net operating expense increases of $2,013 million are partly offset by a net $39 million in decreases in other ministry operating expense, mainly from lower agriculture re-insurance, federal National Action Plan to End

70	Expense | Fiscal Plan 2025 – 28

Gender-based Violence expense transferred from Arts, Culture and Status of Women expense to the recipient ministries’ expense, a $10 million reduction in Legislative Assembly expense, and various other net changes including increased losses on disposals of capital assets.

Strengthening Health Care

Health

The refocusing of Alberta’s health care system continues in 2025-26, with four integrated provincial health agencies – Acute Care Alberta, Primary Care Alberta, Assisted Living Alberta, and Recovery Alberta. Health will oversee the acute and primary care agencies, Mental Health and Addiction is responsible for Recovery Alberta, and Seniors, Community and Social Services will be responsible for Assisted Living Alberta. Numbers in Budget 2025 have been restated comparably for these changes.	Refocusing the health care system to provide Albertans with necessary care when and where they need it.

Health’s total expense in 2025-26 is estimated at $24,037 million, an increase of $342 million from the 2024-25 third quarter forecast of $23,695 million. Total expense increases by $1,687 million, or an average of 3.5% per year, to $25,724 million by 2027-28, primarily due to increases in operating expense. Total expense in 2025-26 consists of $22,096 million in operating expense, $1,608 million in inventory consumption, and $333 million in amortization, with increases of $122 million, $200 million, and $21 million respectively. Operating expense increases by an average of 3.6% per year over the following two years, reaching $23,712 million by 2027-28.

Despite ongoing efforts to mitigate health care expense increases, Alberta’s surging population creates fiscal challenges for our health system. This includes growth in the elderly population that consumes the largest portion of health services, as well as increasing patient complexity, rising wages for health care workers, and inflationary pressures on supplies and utilities. Health continues to identify opportunities to manage rising costs.	Health spending is driven by population growth, demographics and patient complexity. Rising costs from new technology, drugs, utilities, and wages also contribute significantly.

Primary care operating expense in 2025-26 is $644 million. This is a decrease of $23 million from the 2024-25 third quarter forecast as a result of one-time funding reprofiled from 2023-24 to 2024-25 for the Working Together Shared Health Priorities agreement with the federal government. This is the last year of the agreement, but Alberta anticipates it will be renewed. The primary care funding includes $20 million in 2025-26 support for nurse practitioners to bring greater capacity to the system.

Primary Care Alberta has been established with a budget of $322 million in 2025-26 to create a modern, more responsive and unified health care system that prioritizes patients, empowers frontline health care professionals and gives Albertans improved access to key primary care services. Primary care provider teams, including family physicians, nurse practitioners and pharmacists will provide comprehensive, timely access to high-quality primary care services, including after-hours and in rural and remote areas, with coordinated access to patient information, and in some cases employing virtual and digital services.

Expense | Fiscal Plan 2025 – 28	71

Acute care expense is $4.6 billion in 2025-26.	Acute care operating expense in 2025-26 is $4,639 million, $160 million higher than in 2024-25, to support growth in service volume and costs, and the system improvements Albertans expect. Acute Care Alberta will oversee the service delivery of hospitals, urgent care centres, chartered surgical facilities, emergency health services, and cancer care. The new provincial health agency will work directly with service providers, including Alberta Health Services, Covenant Health, and chartered surgical facilities, to speed up access to high-quality care, reduce wait times and make a patient’s journey through acute care efficient, effective and timely.

The 2024-2027 Rural Health Action Plan continues to be implemented, with activities in five focus areas – Workforce, Access, Models of Care, Community Care, and Prevention and Wellness. Funding of $44 million in 2025-26 for the Physician Training Expansion Program, delivered through rural training centres, provides rural, Indigenous, and other learners with increased access to medical education in rural areas. The Plan goals are to attract and retain health care providers in rural communities, improve access to services, including after-hours care and with specialists, develop innovative models of care delivery suited to rural settings, promote preventative health care, address social determinants of health, encourage healthy lifestyles, and reduce chronic disease risk factors.

$45 million for Indigenous health initiatives.	Funding of $45 million over the three years 2025-26 to 2027-28 is allocated to Indigenous health initiatives that prioritize patient care and support frontline health care staff serving rural, remote, and First Nations, Métis, and Inuit communities. Work continues with partners to address health inequities, promote health and wellness, and give patients choice when receiving care.

$7 billion for physician compensation and development.	The physician compensation and development budget is $6,990 million in 2025-26, a decrease of $29 million from 2024-25. It grows to $8,119 million by 2027-28. This includes $15 million for recruitment and retention of physicians who practice full-time in underserved areas, a $12 million increase for the existing Rural Remote Northern Program, and $12 million annually for physician support programs. Work continues with the Alberta Medical Association to complete the market rate review process as stipulated in the 2022-26 agreement, where benefit rates for insured services are negotiated. The goal is a fair and sustainable physician compensation framework with shared interest in a financially-stable and high-performing health care system.

The new primary care physician compensation model co-developed with the Alberta Medical Association provides family physicians and rural generalists an alternative to the traditional fee-for-service model to strengthen recruitment and retention of physicians. The new model recognizes the extensive training, experience and leadership of family physicians and rural generalists in delivering comprehensive primary health care, and supports family physicians to develop long-term relationships with patients so health needs are met through all phases of a patient’s life. The model incentivizes physicians to expand the number of patients they care for and encourages full-time practice.

72	Expense | Fiscal Plan 2025 – 28

Over $1,873 million is budgeted for Drugs and Supplemental Health Benefit programs in 2025-26. Funding increases to $2,059 million by 2027-28. The largest component is the Seniors Drug program, with $863 million supporting over 700,000 seniors in 2025-26. Alberta is participating in the National Strategy for Drugs for Rare Diseases and the pan-Canadian Pharmaceutical Alliance to better coordinate purchases and lower costs for high-cost drugs.	$1,873 million for drugs and supplemental health benefits in 2025-26.

Ministry Support Services expense is increased $14 million, to $82 million in 2025-26 mainly due to the re-allocation of 147 funded positions and functions related to public health data, analytics and policy, and health workforce, primary care, acute care and Indigenous Health planning and performance from Alberta Health Services.

$863 million for Seniors Drug program in 2025-26.

Health
(millions of dollars)

	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	68	68	82	83	83

Physician Comp. and Development	6,550	7,019	6,990	7,215	8,119

Acute Care	4,181	4,479	4,639	4,746	4,887

Diagnostic, Therapeutic, Other Serv.	2,102	2,170	2,273	2,301	2,318

Support Services	2,086	2,271	2,199	2,239	2,242

Drugs and Supp. Health Benefits	2,145	1,964	1,873	1,995	2,059

Information Technology	770	816	908	867	858

Emergency Medical Services	709	708	764	771	783

Other Health Services	745	742	761	786	786

Primary Care	641	667	644	535	538

Administration	469	539	530	558	589

Population and Public Health	409	416	342	354	361

Research and Education	88	93	74	74	74

Indigenous Health	21	21	15	15	15

Total operating expense	20,985	21,974	22,096	22,538	23,712

Amortization / loss on disposals	328	313	333	342	346

Inventory consumption	1,289	1,408	1,608	1,677	1,666

Total Expense	22,603	23,695	24,037	24,557	25,724

Mental Health and Addiction

Mental Health and Addiction supports Albertans’ overall wellness. It is establishing and enhancing recovery-oriented services across the continuum of care for those at risk of or experiencing mental health and addiction challenges, and provides a comprehensive range of integrated, community-based services including prevention, early intervention, treatment, and recovery.

Total expense in 2025-26 is $1,792 million, an increase of $51 million from the 2024-25 third quarter forecast. Expense declines to $1,761 million by 2027-28 as capital grants of $112 million provided to third parties for the construction of recovery communities in 2025-26 do not continue. Operating expense is $1,663 million in 2025-26, $64 million greater than 2024-25, and rises by another $79 million, to $1,742 million by 2027-28. These increases are for implementing the compassionate intervention framework, Recovery Alberta

Expense | Fiscal Plan 2025 – 28	73

services, 11 new recovery communities that will be operational by 2027, and to expand mental health classrooms from 20 to 60 for clinical support to students with complex mental health needs.
Two new specialized addiction and mental health facilities are being built.	The Compassionate Intervention Act will be introduced in spring 2025 to create a framework for someone who is likely to cause harm to themselves or others because of their problematic substance use or addiction to be given a mandated addiction treatment order, thus protecting their life and the lives and safety of others. This will require more recovery and secure treatment capacity. Two new specialized addiction and mental health facilities will be built to support Albertans struggling with the most severe cases of addiction.

Mental Health and Addiction
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense

Ministry Support Services	13	14	15	14	14

Community Care and Treatment	657	672	689	752	752

Hospital and Continuing Care	365	431	386	392	391

Program and Facility Support	197	197	203	206	206

Continuum of Care	148	112	194	232	205

Diagnostic, Therapeutic Services	112	116	116	114	113

Information Technology	42	42	42	42	42

Can. Centre of Recov. Excellence	5	5	9	9	9

System Oversight	4	4	5	5	5

Research and Education	5	5	4	4	4

Total operating expense	1,548	1,599	1,663	1,770	1,742

Capital grants	135	126	112	-	-

Inventory consumption	16	16	17	18	18

Total Expense	1,700	1,741	1,792	1,788	1,761

Investing in Education

K-12 Education

Education provides leadership, direction, and oversight in the delivery of student-centred Early Childhood Services to Grade 12 education.

Total expense is $10,440 million in 2025-26, comprising $9,883 million in operating expense, $504 million in amortization, $42 million in debt servicing costs and $11 million in capital grants. Total expense grows to $11,252 million by 2027-28, entirely due to increased operating expense. Operating expense is increasing $426 million, or 4.5% from the 2024-25 third quarter forecast, and then by $825 million, or an average of 4.1% per year by 2027-28, to support projected enrolment growth and other emerging needs while maintaining quality education for students, teachers, administrators, and parents.

$814 million for K-12 enrolment growth over three years.	Over the last several years Alberta has seen significant enrolment growth, with $125 million added in 2024-25 to deal with the unexpected population surge Alberta has been experiencing. While growth is projected to slow down,

74	Expense | Fiscal Plan 2025 – 28

expense is increasing another $54 million in 2025-26 for additional projected enrolment, and by $348 million more over the following two years. Including previously-announced increases, the total increase in enrolment growth support is $814 million over three years.

To further address enrolment growth impacts, the funding formula for school authorities is being adjusted for 2025-26 and future years, with $55 million in 2025-26 and $94 million added in each of the following two years. The formula will now be based on two years of enrolment data, instead of three years, to be more responsive to high growth school authorities while shielding those with declining enrolment. Increases to funding rates also result in increases to expense of $48 million in 2025-26, $133 million in 2026-27 and $208 million in 2027-28.

Operations and maintenance funding for schools and other educational facilities is increasing by $25 million in 2025-26, $34 million in 2026-27 and $31 million in 2027-28. This will help cover rising costs of maintenance, insurance and utilities, provide programs and services for students requiring additional support and keep schools safe, operational, and capable of meeting diverse student needs.

A revised funding formula for school authorities.

Students and children with specialized learning needs require additional support, and $1.6 billion is budgeted in 2025-26 for vulnerable students with specialized learning needs through Specialized Learning Supports, Program Unit Funding, English as an Additional Language, Refugee Students, and First Nations, Métis and Inuit students. Funding to address classroom complexity, including training and hiring more educational assistants and specialists, is increasing to $55 million in 2025-26.

Preparing students for success is a core purpose of education. Funding for career education is $102 million over the next three years, to support students with hands-on learning opportunities to develop skills that can be applied daily.

$1.6 billion for specialized learning needs in 2025-26.

Education
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	7	7	7	7	7

Instruction: Early Childhood to Gr. 12	7,124	7,323	7,664	7,982	8,319

Operations and Maintenance	780	781	806	840	871

Student Transportation	540	534	534	528	532

School Facilities	6	6	8	6	6

Governance and System Admin.	276	276	285	297	309

Program Support Services	112	113	119	120	120

Accred. Priv. Sch. / Early Child. Oper.	408	418	461	506	544

Total operating expense	9,252	9,457	9,883	10,285	10,708

Capital grants	26	10	11	1	1

Amortization / loss on disposals	481	506	504	504	504

Debt servicing costs	42	42	42	40	39

Total Expense	9,801	10,014	10,440	10,831	11,252

Expense | Fiscal Plan 2025 – 28	75

Post-secondary Education

Advanced Education is responsible for delivering an adult learning system and professional regulatory environment that includes public post-secondary institutions (PSIs), independent academic institutions, private career colleges, First Nations colleges, community learning providers, and worksites offering apprenticeship work placements.

Own-source PSI revenue funding is 58% of 2025-26 PSI operating expense, up from 53% in 2022-23.

Total expense is increasing $77 million in 2025-26, to $7,362 million. This comprises $6,635 million in operating expense, $573 million in amortization, $203 million in inventory consumption, less a reduction in unfunded pension liabilities (pension provision) of $49 million. Operating expense in 2025-26 is up $7 million from the 2024-25 third quarter forecast, while amortization has increased $34 million and inventory consumption $28 million. Most of the operating expense, $6 billion, is incurred by PSIs. The department provides $2.5 billion in grants to the PSIs, while PSI own-source revenue, including tuition and other fees, funds the other $3.5 billion, or 58%.

Skilled trade programs budgeted at $135 million each year.

Funding for skilled trades programs, targeting labour shortages, is $135 million in 2025-26, essentially the same as in 2024-25, with another $271 million allocated over the following two years. Programs include apprenticeship delivery, apprenticeship grants and adult learning initiatives.

Funding provided to Alberta’s independent academic institutions has historically lagged funding provided to similar degree-granting public PSIs. To close the gap, $9 million is added in 2025-26, and another $17 million over the following two years, in grants to Alberta’s six publicly-funded independent academic institutions. This will support enrolment growth, educational opportunities, and access to the post-secondary system.

The First Nations Colleges Grant, provided to five colleges located in rural and remote Indigenous communities, is being increased by $0.5 million starting in 2025-26, to $4 million per year. The grants are distributed equally among the colleges, and the increases will fund more seats, enhance educational opportunities, and support cultural preservation for Indigenous communities, particularly First Nations, Métis, and Inuit students and their families.

Rapid population growth is driving greater demand for scholarships and the Alberta Student Grant (ASG). Funding for ASG, which enhances access to post-secondary education for lower income students in one-year undergraduate, apprenticeship, and graduate-level programs, is increasing by $5 million in 2025-26 and future years. Total scholarships are budgeted at $113 million in 2025-26, with up to $60 million funded from the Alberta Heritage Scholarship Fund.

Expert Panel on Post-secondary System Funding and Competitiveness appointed.

The Expert Panel on Post-secondary System Funding and Competitiveness was appointed in December 2024 to conduct an independent assessment of funding mechanisms for the institutions, which will include evaluation of how Alberta compares internationally. The panel is expected to make recommendations in time for Budget 2026.

Several initiatives implemented in 2024 bolster sustainability of student aid. These include re-introduction of academic progress policies, and changes to funding eligibility for students attending some private career college programs.

76	Expense | Fiscal Plan 2025 – 28

They are expected to reduce student aid costs by $117 million over the next three years.

Advanced Education
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	14	14	14	14	14

Post-secondary Operations	5,646	6,043	6,021	6,007	6,009

Support for Adult Learning	63	59	69	69	67

Student Aid	383	357	377	381	380

Regulated Professions	2	2	2	2	2

Apprenticeship	57	48	47	48	48

Foundational Learning	140	105	105	109	109

Total operating expense	6,305	6,628	6,635	6,629	6,629

Amortization / loss on disposals	548	539	573	579	579

Inventory consumption	196	175	203	203	203

Pension provisions	(47)	(57)	(49)	(49)	(49)

Total Expense	7,003	7,285	7,362	7,362	7,362

Support for Vulnerable Albertans
Children and Family Services

Children and Family Services supports children, youth, and families, focusing on safety, protection, and resilience, by offering resources for vulnerable populations, including youth transitioning to adulthood, and by investing in community groups to prevent and address family and sexual violence and abuse.

Total expense (essentially all operating expense) is forecast at $1,595 million in 2025-26, an increase of $91 million, or 6.1% from the 2024-25 third quarter forecast. Operating expense grows another $55 million, to $1,650 million by 2027-28. Most of the increases are for Child Intervention and Alberta Child and Family Benefit payments.

The Ministry is responsible for delivering legislated child intervention services to protect children and youth from abuse and neglect, and effectively address harm that has placed them in need of intervention. These services include home-based care (kinship and foster care), facility-based care (community group and campus-based), private guardianship, and adoption.

Children and Family Services expense increasing $91 million, or 6.1% from 2024-25 third quarter forecast.
Child Intervention funding is increasing by $58 million, to $957 million in 2025-26 primarily to support contracted agencies facing recruitment challenges and rising costs. Funding grows a further $6 million by 2027-28. The increases include $13 million in 2025-26 and $11 million in 2026-27 for foster caregivers, to build capacity for appropriate placements, as well as $13 million in 2025-26 and $47 million in the subsequent two years for increasing case complexity, as more children and youth are experiencing mental health, addiction, emotional, aggressive and behavioral difficulties.	Child Intervention funding is $957 million in 2025-26.

Expense | Fiscal Plan 2025 – 28	77

The Youth in Transition portion of the Early Intervention Services program offers services to assist young adults transition from supported care programs to more independent adulthood. This includes social and emotional support, financial assistance, and coverage for tuition and living expenses for youth pursuing post-secondary education. Funding is increasing by $6 million in 2025-26, and by $14 million by 2027-28, as demand for these supports increases.

$19 million increase for Women’s Shelters.

Women’s shelters offer support and a safe refuge for women and children fleeing abuse and violence. Budget 2025 includes an additional $19 million over three years to support increasing demand and costs of providing services, bolstering the $10 million provided previously in the Safe Streets Action Plan.

The Alberta Child and Family Benefit, a non-taxable benefit supporting child well-being, addressing child poverty, and improving the quality of life for children and families, is budgeted at $375 million in 2025-26, an increase of $29 million or 8.4% from 2024-25 due to population growth, a 2% escalator, and increased phase-out income thresholds. Expense grows $40 million, to $415 million by 2027-28.

Children and Family Services
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	6	6	6	6	6

Child Intervention	893	899	957	972	963

Early Intervention Services	148	152	158	161	164

Prev. of Family and Sexual Violence	85	90	88	90	92

Indigenous Partnerships	10	10	11	11	11

Alberta Child and Family Benefit	355	346	375	405	415

Total operating expense	1,498	1,503	1,595	1,645	1,650

Total Expense	1,498	1,504	1,595	1,645	1,650

Seniors, Community and Social Services

Seniors, Community and Social Services supports the safety and well-being of seniors, people with disabilities, and the vulnerable facing homelessness or in need of temporary help. This includes career and employment programs, supports for people with disabilities, income support, affordable housing, public guardian and trustee services, homelessness support, and continuing care, responsibility for which is transferred from Health in 2025-26 (prior-year numbers are restated comparably).

Additional $833 million for Seniors, Community and Social Services in 2025-26 expense.	Total expense in 2025-26 is $10,603 million, an $833 million increase from the 2024-25 third quarter forecast, due mainly to the impact of population growth on core social programs and continuing care, a short-term bump in estimated need for support programs from potential US tariffs, and steadily rising capital grants for housing programs. Total expense increases by another $264 million by 2027-28, to $10,867 million.

78	Expense | Fiscal Plan 2025 – 28

Assisted Living Alberta is the new provincial health agency providing continuing care services. It will focus on making the full continuum of care, from assisted living, home care and community care, to housing and social supports with wraparound social services, available to all Albertans. Assisted Living Alberta operating expense is $3.8 billion in 2025-26, an increase of $184 million or 5% from 2024-25 primarily from population growth.

Federal funding of about $40 million per year for the next three years is forecast under the Aging with Dignity agreement aimed at allowing seniors to receive home care or access to a care facility in their community. The funding supports wage enhancements for Personal Support Workers and should lead to improved outcomes in a growing segment of the continuing care sector.

Assisted Living Alberta now part of Seniors, Community and Social Services.

Employment and Income Support expense is estimated at $1,255 million in 2025-26, an increase of $258 million or 26% from the 2024-25 third quarter forecast, which increased by $208 million from the initial Budget 2024 estimate. The increases are driven mainly by the significant population growth in late 2023 and early 2024 that was not fully anticipated during Budget 2024 planning, and in 2025-26 $38 million has been added in anticipation of potential US tariffs. Expense is flat in 2026-27, and then decreases $66 million to $1,189 million in 2027-28.

$1,255 million for income support programs in 2025-26.

Funding for the Assured Income for the Severely Handicapped (AISH) program is $1,641 million in 2025-26, a net decrease of $49 million from the 2024-25 third quarter forecast, due to differences in anticipated program delivery costs, which more than offset increasing pressures from caseload growth and the annual rate escalation. Overall client income will be unaffected by this, and disabled Albertans on the AISH program will remain above the benchmark income that the federal government is encouraging all provinces to meet. Funding is also available to prepare for the new Alberta Disability Assistance Program set to launch in 2026, including expansion of funding for employment supports for disabled Albertans. This program will better empower those with a disability to work without having significant reductions applied to income assistance or medical benefits. AISH will continue to focus on those unable to work, and benefits remain the same.

Funding of $1,641 million for AISH in 2025-26.

Other disability services programs are budgeted at $1,710 million, an $86 million increase from 2024-25, with grants under the Persons with Developmental Disabilities increasing by $73 million, Family Support for Children with Disabilities expense increasing by $9 million, and program support up $4 million. Increases are driven by caseload pressures.

Support to lower-income seniors through Alberta Seniors Benefits is increasing by $33 million in 2025-26, to $540 million, and reaches $619 million by 2027-28, due to growth in the seniors population and annual rate escalation.

The Alberta Social Housing Corporation (ASHC) provides both operating and capital housing support programs. Support services assist over 110,000 Albertans in 60,746 households through affordable housing, rental supplements, and other programs. ASHC expense is increasing by $245 million in 2025-26, to $641 million, with most of the increase due to a $221 million increase in capital grants following $85 million in 2024-25 capital grants being

$1,710 million for other disability programs in 2025-26.

Expense | Fiscal Plan 2025 – 28	79

Over 110,000 Albertans in 60,746 households supported through ASHC affordable housing, rental supplements and other programs.

transferred to operating expense or re-profiled into future years. ASHC expense grows by $140 million, to $781 million by 2027-28, with capital grants accounting for $108 million of the increase. Capital grant programs include $767 million over three years to expand housing options for seniors, families and individuals under the Affordable Housing Strategy, support for Indigenous housing and $50 million per year for lodges, which provide a safe, secure and affordable home for lower-income seniors to age in their communities.

ASHC operating programs include support for social, specialized and affordable housing, rental assistance and others. These are budgeted at $343 million in 2025-26, an increase of $23 million from 2024-25, and grow to $375 million by 2027-28. Increases mainly address pressures in rental assistance from market conditions, support housing providers with operational pressures to maintain service quality, and support lodge operators providing housing to low-income seniors.

Seniors, Community and Social Services
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	34	34	39	39	39

Employment and Income Support	789	997	1,255	1,255	1,189

Assured Inc. for Sev. Handicapped	1,647	1,690	1,641	1,619	1,613

Disability Services	1,580	1,624	1,710	1,764	1,850

Homeless, Outreach Support Services	213	224	220	216	216

Community Supports, Family Safety	136	123	130	130	130

Seniors Services	29	27	32	35	35

Alberta Seniors Benefit	507	507	540	578	619

Housing	11	11	13	13	13

Public Guardian and Trustee Services	28	28	29	29	29

Continuing Care	180	132	267	149	150

Alberta Social Housing Corporation	257	263	292	308	323

Assisted Living Alberta	3,664	3,664	3,848	3,848	3,848

Total operating expense	9,075	9,324	10,016	9,984	10,056

Capital grants	403	318	476	617	701

Amortization / loss on disposals	74	74	70	70	70

Inventory consumption	39	39	41	41	41

Disaster and emergency	-	15	-	-	-

Total Expense	9,590	9,770	10,603	10,712	10,867

80	Expense | Fiscal Plan 2025 – 28

Keeping Albertans Safe and Secure

Public Safety and Emergency Services

Public Safety and Emergency Services is responsible for keeping Alberta communities safe and secure, and assists with disaster and emergency preparations and activities. Total expense is $1,350 million in 2025-26, a net $110 million lower than the 2024-25 third quarter forecast. This is mainly due to $163 million in 2024-25 in-year disaster and emergency expense which does not continue in 2025-26, partly offset by increases of $46 million in operating expense and $7 million in capital grants. Operating expense is $1,312 million in 2025-26, an increase of $46 million, or 3.7% from 2024-25.

Public Security operating expense is $817 million in 2025-26, an increase of $44 million from 2024-25, mainly in funding to secure the 298 kilometre-wide Alberta-US border. A new Interdiction Patrol Team will combat drug smuggling, gun trafficking, illegal border crossing and other illegal activities. It will include Peace Officers to enforce Criminal Code and provincial statutes along the international border.

Correctional Services operating expense is $347 million in 2025-26, an increase of $4 million from 2024-25. This provides for adults and youth under correctional authority to be safely and securely held in custody within ten provincial correctional facilities or supervised in the community, and also facilitates rehabilitative and educational programs for individuals in custody.

Alberta Emergency Management Agency operating expense is $84 million in 2025-26, $3 million higher than forecast in 2024-25, mainly for disaster risk reduction, public education, and grants for specialty teams in emergency management. Enhancing emergency management preparedness and capacity will help the response to natural disasters or other emergencies.

Funding for border security and a new Interdiction Patrol Team in 2025-26.

Public Safety and Emergency Services
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	11	11	10	11	11

Public Security	763	773	817	827	828

Correctional Services	343	343	347	356	356

Alberta Emergency Mgmt. Agency	74	81	84	86	86

Strategy, Support, Integrated Init.	20	20	14	14	14

Victims of Crime, Public Safety Fund	39	39	39	39	39

Total operating expense	1,249	1,265	1,312	1,333	1,334

Capital grants	-	1	8	4	1

Amortization / loss on disposals	29	29	29	29	29

Inventory consumption	1	1	1	1	1

Disaster and emergency	-	163	-	-	-

Total Expense	1,279	1,460	1,350	1,367	1,366

Expense | Fiscal Plan 2025 – 28	81

Expense reductions being implemented following the program review include $7 million in 2026-27 and future years in lower supplies and services expense and $2 million per year in the Alberta Security Infrastructure Program grant.

Justice

Justice works to provide all Albertans access to a fair and efficient justice system where the rule of law is upheld. Total expense is $707 million in 2025-26, an increase of $13 million from the 2024-25 third quarter forecast. Total expense comprises $700 million in operating expense, up $10 million from 2024-25, and $7 million in amortization expense, a $3 million increase.

Family Justice Strategy expanding to more locations after success in Edmonton and Calgary.

Court and Justice Services operating expense is $276 million, an increase of $12 million from 2024-25, to address higher volumes of court cases and to improve capacity to hear criminal and family matters in a timely and appropriate manner. The Family Justice Strategy is being expanded to Grande Prairie and five base court locations surrounding Edmonton. This initiative initially implemented in Edmonton and Calgary has significantly improved the court experience and outcomes for Albertans undergoing separation and divorce.

Alberta Crown Prosecutor Services expense increasing by 5.8% in 2025-26.

Funding for Alberta Crown Prosecution Services is $147 million in 2025-26, an increase of $8 million from 2024-25. The increase supports a new Human Trafficking Unit which aims to hold perpetrators accountable, disrupt and dismantle human trafficking enterprises, and hire specialized resources to manage and support the growing volume of prosecutions. Funding will also address growth in criminal and youth prosecutions.

The government is collaborating with the Alberta Law Foundation to increase its contribution to Legal Aid Alberta. While the grant to Legal Aid Alberta is decreasing in 2025-26 by $22 million, to $88 million, current service levels will be maintained as a result of increased contributions from the Alberta Law Foundation. All Albertans will continue to have access to high quality legal counsel and the legal services they need.

Justice
(millions of dollars)
	2024-25		2025-26	2026-27	2027-28
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	12	12	14	14	15

Court and Justice Services	263	264	276	280	280

Legal Services	70	70	76	77	77

Alberta Crown Prosecution Services	139	139	147	148	148

Strategy, Support, Integrated Init.	170	171	152	154	149

Administrative Law	32	32	34	34	34

Human Rights Educ. / Multicult. Fund	-	-	1	1	1

Total operating expense	687	690	700	709	704

Amortization / loss on disposals	4	4	7	7	7

Total Expense	691	694	707	716	711

82	Expense | Fiscal Plan 2025 – 28

Protecting the Environment and Responsibly Managing Our Resources

Forestry and Parks

Forestry and Parks protects our forests, preserves provincial parks, enables public land access, manages sustainable rangelands and grazing leases, and promotes environmentally-responsible wood products.

Total expense in 2025-26 is $403 million, $713 million lower than 2024-25 third quarter primarily due to $707 million in 2024-25 in-year disaster and emergency expense which does not continue in 2025-26. Operating expense in 2025-26 is $362 million, a net $4 million higher than 2024-25, with increased funding for enhanced wildfire preparation and mitigation partly offset by a number of reductions following the program review. Reductions of $26 million over three years mainly relating to innovation grants, education, research and extension activities are redirected to higher priorities. An additional $15 million is provided over three years to enhance Wildfire Mitigation Strategies and improve preparedness for future wildfire seasons. Operating expense decreases by $14 million from 2025-26, to $349 million by 2027-28

The 2024 Alberta wildfire season was more active than average, with unusually high activity in July, including the Jasper wildfire. However, the amount of area burned (708,500 hectares) was well below the record-breaking level in 2023 (2.2 million hectares). In preparing for 2024, following the severe 2023 drought, the wildfire season was declared early on February 20, with an additional 100 firefighters hired. By the end of the season, more than 1,200 seasonal firefighters and support staff responded to 1,210 wildfires, and a total of 1,320 personnel from across Canada and the world supported wildfire suppression operations.

Environment and Protected Areas

Environment and Protected Areas is focused on conserving Alberta’s rich and diverse landscapes and biodiversity for future generations, supporting emissions reductions through investment in innovation and technology, and preserving economic prosperity and a sustainable future for Albertans.

Total expense in 2025-26 is $570 million, $113 million higher than the third quarter forecast for 2024-25, with operating expense up $106 million and capital grants up $6 million. The increase is mainly due to revised revenue forecasts for the Technology Innovation and Emissions Reduction Fund (TIER), which decrease 2024-25 expense and increase future years’ expense. Expense declines to $523 million in 2026-27 and then rises to $537 million by 2027-28.

Increased funding for wildfire preparation and mitigation in Budget 2025.
Operating expense is $514 million in 2025-26, $106 million more than in 2024-25 mainly from the impact on expense of the revisions to TIER revenue. Other notable changes include: adding $25 million per year for surface rights compensation payments previously not included in budgets, reflecting the five-year average of payments and what is added in the 2024-25 third	$25 million per year now budgeted for surface rights compensation, the 5-year average of payments.

Expense | Fiscal Plan 2025 – 28	83

quarter forecast; and annual funding of $4 million for aquatic invasive species management and prevention.

The Land and Property Rights Tribunal conducts hearings when operators and landowners or occupants fail to agree on compensation and access related to activity on privately-owned lands. The volume of applications for recovery of unpaid compensation pursuant to the Surface Rights Act that the government is responsible for has been increasing. Budgeting for these compensation payments is a prudent approach.

Aquatic Invasive Species program funding increased.

Almost $4 million in annual funding is being added to support the expansion of the Aquatic Invasive Species program which proactively manages and prevents the entry of species like zebra and quagga mussels to mitigate threats they pose. The number of watercraft inspection and decontamination stations will be expanded, and two conservation K9 units added.

Alberta continues to protect the competitiveness of our industries and drive investments in clean technology through the TIER Regulation. The TIER Regulation applies to large industrial emitters and voluntarily participating facilities such as smaller oil and gas operations, with close to 600 regulated facilities covering about 60% of Alberta’s total carbon emissions. Options for emitters are to meet emissions targets, use emissions reduction credits, or make compliance payments into TIER.

$646 million over three years from TIER for emissions reduction and clean technology development, including carbon capture, utilization and storage.

TIER spending of nearly $646 million in 2025-26 to 2027-28 supports a suite of initiatives to reduce emissions, support clean technology development and help Albertans adapt to climate change. Some of these are reported in other ministries: $40 million in Energy and Minerals for two carbon capture and storage projects, with the financial commitment ending in 2025-26; $11 million in Jobs, Economy and Trade for the ongoing Coal Workforce Transition Program; $10 million over 2025-26 and 2026-27 in Technology and Innovation for the Clean Hydrogen Centre of Excellence. Other key partners include Emissions Reduction Alberta. A total of $267 million is forecast to be available from TIER by the end of 2024-25 and another $173 million is forecast over the next three years for future Alberta Carbon Capture Incentive Program grants.

Energy and Minerals

Energy and Minerals manages Alberta’s resources so that they are developed responsibly and bring value to Albertans.

Total expense is $1,122 million in 2025-26, an increase of $65 million from the 2024-25 third quarter forecast. Total expense declines by $131 million to $991 million in 2026-27, and then rises $23 million to $1,014 million in 2027-28. The decrease in 2026-27 is due to a $156 million drop in capital grants as funding requirements to the two carbon capture and storage projects that began in 2015 are fulfilled ($36 million), and a decrease of $120 million in Alberta Petrochemical Incentive Program grants as funding requirements for the Heartland Petrochemical Complex project also approach fulfillment.

The funding agreements for the Quest and Alberta Carbon Trunk Line (ACTL) carbon capture and storage projects end in 2025. Both facilities are

84	Expense | Fiscal Plan 2025 – 28

fully operational with Quest storing up to 1.2 million tons of carbon dioxide annually from the Shell Scotford Upgrader and ACTL storing up to 1.7 million tons annually from the Sturgeon Refinery and the Nutrien Redwater fertilizer facility. The Quest and ACTL projects have safely captured and stored a total of more than 15.6 million tons of carbon dioxide since 2015.

Operating expense is $892 million in 2025-26, an increase of $12 million from the 2024-25 third quarter forecast due to increases in the Alberta Energy Regulator (AER), fully offset by higher levies collected from industry.

AER expense is $270 million in 2025-26, an increase of $14 million from 2024-25, mainly for additional enterprise projects and staffing costs. Other AER activity includes: updating the assessment of Alberta’s unconventional oil, gas, condensate, and oil sands reserves to enhance regulation and policy development, inventory forecasting and royalty calculations; developing Alberta’s mineral strategy; conducting the Southern Alberta Groundwater Evaluation, financed by the TIER fund, to study groundwater resources.

Orphan Well Association expense is $145 million in 2025-26, essentially the same as the 2024-25 third quarter forecast. Expense increases by $10 million and then $11 million in the following two years, reaching $166 million in 2027-28. The model used to estimate costs to reclaim orphan wells has been updated, and indicates increases to the levy collected from industry are necessary. The updated model will provide better planning, expediting the closure of orphan sites and elimination of liabilities.

Department operating expense has increased by $3 million per year to develop opportunities where enhanced regulations and processes could support greater activity and generate significant government revenue.

Sustaining Alberta’s Growth

Executive Council

Executive Council supports the Premier, Cabinet, and ministries, and advances Alberta’s priorities nationally and globally.

Total expense (all operating) is $67 million in 2025-26. This is an increase of $5 million from 2024-25 to support growth of a new program for the promotion of responsibly-produced energy. Expense remains at $67 million by 2027-28. Invest Alberta Corporation expense is $17 million in all years, to fund investor and business attraction. Intergovernmental relations expense is $24 million in all years to coordinate Alberta’s leadership and participation within the Canadian federation and to coordinate, develop, and deliver Alberta’s international relations efforts and trade promotion activities, including missions by the Premier.

Jobs, Economy and Trade

Jobs, Economy and Trade strives to support businesses, help build a skilled workforce, attract investment, increase trade, promote safe, fair and healthy workplaces, and provide access to safe, affordable, high-quality child-care.

Funding agreements for Quest and Alberta Carbon Trunk Line carbon capture and storage projects end in 2025-26.

Expense | Fiscal Plan 2025 – 28	85

Total expense in 2025-26 is $2,315 million, an increase of $366 million from the 2024-25 third quarter forecast. By 2027-28, expense is forecast to decline by $542 million, to $1,773 million, due to decreases of $492 million in child care, $26 million in workforce strategies and $25 million in economic development activities.

Operating expense is $2,305 million in 2025-26, a net $368 million more than in 2024-25. Main changes include: increases of $382 million in child care funding, $11 million for Alberta is Calling Moving Bonus and $4 million in Occupational Health and Safety offset by revenue from the Workers’ Compensation Board; decreases of $15 million under the Alberta at Work initiative, $10 million in the Film and Television Tax Credit, and $6 million for the Coal Workforce Transition Program.

Access to affordable and high-quality child care enables Albertans to pursue education and participate in the workforce. The child care program is budgeted at $1,966 million in 2025-26, the final year of the current Canada-Alberta Canada-Wide Early Learning and Child Care Agreement, which represents an increase of $380 million from the 2024-25 third quarter forecast. This enables parents with children up to kindergarten age attending full-time licensed daycare facilities and family day home programs across the province to be eligible for a flat parent fee of $326.25 per month, or roughly $15 a day. Forecast expense includes a decrease of $492 million by 2027-28, reflecting committed provincial investment to support the child care system while preparing to negotiate a renewed funding agreement with the federal government. The results of these negotiations could substantially impact Alberta’s future funding levels, though Alberta’s government remains committed to a sustainable, adequately funded system that works for parents and providers.

Over the three years 2025-26 to 2027-28, funding for the Film and Television Tax Credit is $235 million, for skills and training programs is $193 million, and for the Investment and Growth Fund is $45 million.

Agriculture and Irrigation

Agriculture and Irrigation fosters the growth, diversification, and long-term sustainability of Alberta’s agriculture and agri-food sector by supporting innovation, market development, and responsible resource management.

Total expense is estimated at $984 million in 2025-26, $1,082 million lower than the 2024-25 third quarter forecast, primarily due to $1,112 million in 2024-25 in-year disaster assistance that does not continue in 2025-26. Operating expense is estimated at $860 million in 2025-26, a $30 million or 3.6% increase from 2024-25, mainly due to income support and insurance programs delivered by Agriculture Financial Services Corporation (AFSC).

Some regional agricultural societies are facing significant financial challenges. Additional support is provided in both 2024-25 and 2025-26 to help the societies achieve sustainability by improving operations, governance, and planning for capital investment and asset maintenance.

Funding for Western Crop Innovations and Alberta’s two Crop Diversification Centres is being increased by $3 million in 2025-26 and by $2 million in each

86	Expense | Fiscal Plan 2025 – 28

of the following two years, to help producers address threats from emerging plant health issues, invasive species and climate change. The Capital Plan includes $4 million in 2025-26 for upgrades to the two Crop Diversification Centres to modernize the research facilities.

Animal Health programs are also receiving increases, with $9 million over three years supporting African Swine Fever mitigation and the Foot and Mouth Disease Vaccine Bank initiative cost-shared with the federal government. Funding of $9 million over three years for the University of Calgary Veterinary Medicine is provided to improve access to diagnostic services and lower costs for Alberta producers.

AFSC’s 2025-26 agriculture support and insurance programs are estimated at $626 million, an increase of $25 million from the 2024-25 third quarter forecast. The impact of hot and dry conditions in 2024 put stress on crops across Alberta, requiring $1.1 billion in disaster assistance for agricultural producers. This includes $968 million for indemnity payments from AFSC’s crop insurance fund to compensate producers for losses stemming from the challenging growing conditions. Agri-Stability also increased by $135 million as declining commodity prices put downward pressure on producer profit margins. With the significant withdrawals from AFSC’s crop insurance fund after severe droughts in 2021, 2023 and 2024, the balance needs to be restored through higher agriculture insurance premiums.

Declining commodity prices decrease insurance premiums collected by AFSC, as the value of crops being insured are lower. Government’s reinsurance expense is calculated, in part, on insurance premiums, the value of the crops insured and the health of the crop insurance fund. As the fund balance is projected to recover and value of insurance is lower with lower commodity prices, reinsurance expense is forecast to decrease $31 million in 2024-25, $22 million in 2025-26 and $31 million in the next two years.	Agriculture Financial Services Corporation re-insurance expense forecast to decline with lower commodity prices and forecast improved crop insurance fund balance.

Tourism and Sport

Tourism and Sport fosters growth in tourism and sport sectors, working with Indigenous communities, non-profit organizations, and the private sector to drive expansion of the visitor economy and Alberta’s amateur sport system.

Total expense is $133 million in 2025-26, $3 million lower than in 2024-25, and decreases another $12 million to $121 million by 2027-28. Capital grants increase by $5 million in 2025-26, and then drop back to $10 million per year. Operating expense declines by $8 million in 2025-26 and a further $6 million to $111 million by 2027-28, primarily from conclusion of temporary funding for tourism initiatives and one-time funding for major sport events.

Indigenous Relations

Indigenous Relations works with Indigenous communities, other levels of government, industry, and other stakeholders to support strong, vibrant Indigenous communities and people fully participating in Alberta’s prosperity.

Total expense is $238 million in 2025-26, essentially the same as in 2024-25, with an $8 million increase in operating expense almost offset by a $7 million

Expense | Fiscal Plan 2025 – 28	87

decrease in capital grants. Expense remains flat to 2027-28 at $238 million. Operating expense is $228 million in 2025-26, with the $8 million increase from 2024-25 due to increased revenue from on-reserve casinos, a portion of which flows to the First Nations Development Fund.

First Nations Development Fund receives a share of on-reserve casino net income, and has supported about 5,000 community-based projects.

The Fund supports job creation, community infrastructure, and community service projects in Indigenous communities. Since 2006, over $2 billion in on-reserve gaming revenue has funded approximately 5,000 community-based projects. The Fund is projected to receive $161 million in 2025-26, increasing to $164 million by 2027-28.

Alberta Indigenous Opportunities Corporation has provided more than $720 million in loan guarantees.	In 2024, the Alberta Indigenous Opportunities Corporation expanded the range of projects eligible for loan guarantees to include Indigenous-led tourism initiatives. Expense is increasing $0.5 million in 2025-26, to $9 million. To date, the Corporation has provided more than $720 million in loan guarantees for projects valued at more than $3.4 billion.

Program review reductions of $1.2 million annually include $0.5 million lower funding for Métis Credible Assertion, with current applications fully funded, $0.5 million for the proposed Urban Indigenous Organizations program that has not been implemented, and $0.3 million for the Métis Nation of Alberta.

Immigration and Multiculturalism

Immigration and Multiculturalism is responsible for promoting and enabling an inclusive, multicultural society that embraces diverse communities and attracts and supports immigrants.

Total expense (all operating) is $42 million in 2025-26, an increase of almost $2 million from the 2024-25 forecast, mainly due to the introduction of new services and fees for International Qualifications Assessment Service. A decline in the number of immigrants expected as a result of recent federal policy changes, and associated decline in expense to process fewer people, partially offset the overall expense increase.

Affordability and Utilities

Affordability and Utilities works to modernize Alberta’s utility systems, striking a balance between affordability, reliability, and sustainability. In 2025-26, total expense is $168 million, consisting of $6 million in capital grants, $2 million in amortization and $160 million in operating expense.

Operating expense is increasing $36 million, or 29% from the 2024-25 forecast, due to: a $16 million increase in the Renewable Electricity Program (REP) from expected lower electricity prices; $4 million for consumer awareness initiatives explaining options to find the best electricity plan to meet individual needs following the January 2025 introduction of the Rate of Last Resort, with $5 million also in 2026-27 and 2027-28; and $13 million for coal phase-out accretion expense following a $16 million reduction from budget in 2024-25 as the required payments to be made by 2030 have been re-calculated and are slightly lower.

REP requires government to make payments to operators whose individual projects’ contracted strike prices exceed actual electricity prices. As electricity

88	Expense | Fiscal Plan 2025 – 28

prices have been trending lower and are expected to remain lower, the requirement to make payments has increased. If actual prices exceed the contracted strike price, operators pay the government the difference. Since September 2019, the REP has generated approximately $217 million in revenue, and required $11 million in payments to operators. Payments of another $66 million are forecast for 2024-25, $54 million more than estimated in Budget 2024. The Budget 2025 forecast includes $82 million in each year of 2025-26 to 2027-28 for REP.

Other Ministries

Arts, Culture and Status of Women supports artists, and creative and cultural industries, strengthens the non-profit sector, and works to eliminate gender-based violence and increase gender equality. Total expense is $226 million in 2025-26, a decrease of $25 million from the 2024-25 third quarter forecast, with an $11 million increase in operating expense offset by a $36 million decrease in capital grants. The operating expense increase mainly comprises: a $12 million increase in federally-funded initiatives under the National Action Plan to End Gender-based Violence; a $4.5 million increase for the Alberta Foundation for the Arts (AFA); a $2 million decrease in the Community Initiatives Program; a $2 million decrease in support to the Glenbow Museum which now will be funded by AFA.

Expense declines to $211 million in 2026-27, with a $4.5 million increase in operating expense for the AFA and a $20 million drop in capital grants, and then grows to $219 million by 2027-28, with capital grants $19 million higher and operating expense $11 million lower, due to a $16 million decrease as the National Action Plan to End Gender-based Violence agreement concludes, partly offset by another $4.5 million increase for AFA, which will receive more than $43 million by 2027-28. The capital grants profile reflects completion of several projects in 2024-25, ramping up of cash flows for several other projects in 2027-28, and a $25 million decrease in 2026-27 for the Community Facility Enhancement Program as the temporary $25 million bump it received for three years ends.	Annual increases in grants to the Alberta Foundation for the Arts bring total support to $43 milion by 2027-28.

Municipal Affairs supports municipalities by providing grants, advisory and capacity-building assistance, managing public services in Special Areas, overseeing the safety codes system, and providing administrative services to improvement districts.

Total expense in 2025-26 is $1,388 million, an increase of $76 million from the 2024-25 third quarter forecast. Increases of $96 million in capital grants calculated under the Local Government Fiscal Framework Act, $8 million in other capital grants, and $25 million in operating expense, with $19 million for raising grants in place of taxes from 50% to 75% of the eligible tax amount and $3 million for Jasper revenue stabilization, are partially offset by decreases of $20 million in capital grants from discontinuing the Local Growth and Sustainability Grant, $14 million in other federally-funded capital grants, and $19 million in disaster assistance as 2024-25 in-year assistance does not continue in 2025-26. Expense rises to $1,475 million by 2027-28 as grants

Expense | Fiscal Plan 2025 – 28	89

Municipal grants in place of taxes to reach 100% of eligible tax amount by 2026-27.

in place of taxes are $24 million higher after reaching 100% of the eligible tax amount in 2026-27, and capital grants are $66 million higher.

Transportation and Economic Corridors is responsible for development of the transportation network and water management infrastructure, and for safety standards, compliance and training.

Total expense is $2,792 million in 2025-26, a decrease of $38 million from the 2024-25 third quarter forecast, with increases of $28 million in operating expense and $32 million in amortization expense more than offset by decreases of $96 million in capital grants, primarily for Edmonton and Calgary LRT projects, and $3 million in debt servicing costs. Total expense then rises by $205 million, to $2,997 million in 2027-28, mainly due to a $69 million increase in amortization expense and a $156 million increase in municipal capital grants for water infrastructure and from federal funding, less reductions of $14 million in operating expense and $7 million in debt servicing costs. Total expense in 2025-26 includes $580 million in operating expense, $1,151 million in capital grants, $950 million in amortization and inventory consumption, and $112 million in debt servicing costs. Operating expense increases in 2025-26 from 2024-25 third quarter forecast include $24 million for highway maintenance, $14 million for traffic safety programs, and $4 million for the Airport Gateway Strategy.

Infrastructure builds and maintains public infrastructure, provides innovative and responsible solutions to support planning and delivery of public infrastructure for effective and accessible programs and services, and administers accommodation for government.

Total 2025-26 expense is $921 million, $23 million less than the 2024-25 third quarter forecast, with decreases of $31 million in capital grants and $13 million in 2024-25 capital asset disposal losses not continuing in 2025-26, partly offset by increases of $15 million in amortization and $6 million in operating expense, mainly due to demolition costs for the Royal Alberta Museum in Glenora. Expense increases $12 million, to $933 million by 2027-28.

Service Alberta and Red Tape Reduction supports other ministries in efficient and modernized delivery of programs and services, is responsible for consumer and registry services, including the land titles system, and for liquor, gaming, and cannabis industries.

$4 milion over three years for healthcare card modernization.	Total expense is $203 million in 2025-26, $5 million lower than the 2024-25 third quarter forecast, and remains at $203 million in the following two years. The 2024-25 forecast is $5 million higher than budget for Horse Racing and Breeding Renewal, reflecting increased revenue at racing entertainment centres, a portion of which is flowed through to Horse Racing Alberta (HRA). The level of revenue from racetracks is not expected to continue in 2025-26, reducing the grant to HRA. In addition, increases of $4 million over three years for healthcare card modernization are mostly offset by ongoing savings of $1 million each year through service optimization within Financial and Administrative Shared Services.

Technology and Innovation fosters economic diversification by partnering with innovators, entrepreneurs, and businesses, funds research and emerging

90	Expense | Fiscal Plan 2025 – 28

technologies, and enhances productivity and effectiveness through modernizing government processes and information management.

Total expense is $1,010 million in 2025-26, an increase of $80 million from 2024-25, and decreases $93 million, to $917 million by 2027-28. The increase in 2025-26 is due to $48 million in Broadband Strategy capital grants re-profiled from 2024-25, $42 million in operating expense primarily for modernizing government technology, with $3 million for the Innovation and Employment Grant (IEG), partially offset by a decrease of $10 million in amortization. The $93 million decrease over the next two years mainly comprises reductions of $106 million in capital grants and $53 million in Alberta Innovates, partly offset by increases of $12 million for the IEG and $54 million for ongoing government technology modernization. This includes reducing vulnerability to cyberattacks, providing application sustainment, supporting delivery of modern digital services to Albertans, and addressing demand for cloud-based platforms.

Treasury Board and Finance is responsible for financial management, policy and regulatory oversight for financial, securities, insurance, and pension sectors, and government human resource and communications functions.

Total expense, excluding the contingency, is $4,715 million, a $180 million decrease from the 2024-25 third quarter forecast. The $4.7 billion comprises $2,202 million in operating expense, $2,814 million in debt servicing costs, $24 million in amortization, and a negative $326 million in pension provisions, with unfunded pension liabilities forecast to be reduced by that amount. The $180 million decrease from 2024-25 mainly reflects: a $67 million increase in operating expense comprising $53 million for AIMCo internal and external management fees, $10 million to set up the new Heritage Fund Opportunities Corporation, $9 million for automobile insurance reform, and $10 million in support of various other programs, less a $15 million decrease in the corporate income tax allowance provision; a $20 million increase in the negative pension provision; a $228 million decrease in debt servicing costs as debt pre-borrowed in 2024-25 for the sizeable amount of early 2025-26 debt maturities is now being used to repay those maturities.	$10 million in 2025-26 to set up the new Heritage Fund Opportunities Corporation.

Expense increases $694 million over the subsequent two years, with debt servicing costs up $670 million, the negative pension provision $14 million higher, amortization $9 million lower, and operating expense increasing $47 million. The operating increase consists mainly of higher investment management costs.

As noted previously, the 2024-25 voted, unallocated, and transferable contingency has been fully allocated to other categories of expense and other ministries. In 2025-26, the contingency is being increased from $2 billion, to $4 billion, in anticipation of economic and fiscal impacts of potential US tariffs and for possible implications on compensation expense of the collective bargaining currently underway. It drops to $3.3 billion in 2026-27, as the tariff response needs are expected to lessen, and then increases to $3.7 billion by 2027-28 as compensation pressures compound.	Contingency increased in 2025-26 by $2 billion, to $4 billion, as fiscal and economic risks heightened with threat of potential US tariffs, and for collective bargaining implications.

Expense | Fiscal Plan 2025 – 28	91

Public Sector Compensation

Alberta’s rapidly growing population increases demand on public services such as health care, education, and other core services delivered directly by government. Workforce attraction and retention in a competitive market are also factors. As a result, total public sector compensation is forecast to increase over the next three years to provide needed public services to Albertans.

Compensation for Alberta’s Public Sector

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28

	Actual	Budget	Forecast	Estimate	Target	Target

Health entities	9,841	9,936	10,256	10,453	10,584	10,790

School jurisdictions	6,678	6,974	7,160	7,537	7,892	8,213

Post-secondary institutions	3,733	3,961	4,042	4,155	4,171	4,173

Alberta public service (depts.)	2,939	3,251	3,339	3,458	3,510	3,519

Other government agencies	794	829	867	896	939	978

Total employee compensation	23,985	24,950	25,664	26,498	27,096	27,674

Physician comp. and develop.[a]	6,233	6,482	6,958	6,931	7,147	8,052

Total	30,218	31,432	32,622	33,429	34,243	35,726
[a] Excludes non-compensation expense included in the Ministry of Health’s operating expense on page 73.

92	Expense | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Capital Plan

93

2025 Capital Plan	95

Meeting the Challenge of Growth	95

Renewing Educational Infrastructure	96

Family, Social Supports, and Housing	97

Skills for Jobs	98

Roads and Bridges	98

Protecting Quality Health Care	99

Municipal Infrastructure Support	101

Capital Maintenance and Renewal	102

Streamlining Service Delivery	102

Public Safety and Emergency Infrastructure	102

Agriculture, Natural Resources, and Business Development	103

Arts, Sports, and Recreation	103

SUCH (Schools, Universities, Colleges and Health Entities) Sector Self-financed	104

2024-25 Forecast	104

Capital Planning	105

Capital Plan Details	106

Note: Amounts presented in tables may not add to totals due to rounding.

94	Capital Plan | Fiscal Plan 2025– 28

2025 Capital Plan

Meeting the Challenge of Growth

Alberta continues to experience substantial pressures on our infrastructure such as schools, health care facilities, roads, and other public facilities due to the province’s ongoing rapid population growth. The 2025 Capital Plan addresses key growth-related pressures while continuing to invest in other priority areas to support Albertans and the growth of Alberta’s economy.

Budget 2025 features significant capital investments in education (K-12 and post-secondary), affordable housing, roads and bridges, health care, municipalities, and other priority infrastructure.

Highlights include:

• $2.6 billion over three years for educational (K-12) infrastructure, an increase of $505 million from Budget 2024. This funding will support the construction of more than 200,000 new and modernized student spaces over the next seven years (nearly 90,000 within the next four years).

• $1.1 billion over three years for family, social supports, and housing, an increase of $286 million from Budget 2024, to support affordable housing and social supports in various locations around the province.

• $528 million over three years, $167 million more than in Budget 2024, to support the modernization and expansion of post-secondary education facilities.

• $2.5 billion over three years to support Alberta’s network of provincially owned roads and bridges. This includes $264 million in new funding for highway twinning, widening, and expansion projects.

• $3.6 billion over three years for health care infrastructure, maintaining capital support for health near the record-high amount provided in Budget 2024.

• $7.5 billion over three years in municipal infrastructure support, including a $138 million increase in funding through the Local Government Fiscal Framework or LGFF.

• $25 million for the new Alberta border security initiative, supporting the purchase of equipment and the development of border patrol facilities.

With a total of $26.1 billion allocated over the next three years – $1.1 billion more than in Budget 2024 – the 2025 Capital Plan addresses current growth pressures, supports future economic growth and creates additional opportunities for private sector participation. The Plan is projected to support an average of 26,500 direct and 12,000 indirect jobs annually through 2027-28.

Capital Plan | Fiscal Plan 2025– 28	95

The Capital Plan consists of 12 funding envelopes across various program functions. Municipal Infrastructure Support accounts for the largest portion of the Capital Plan at 29 per cent, followed by Capital Maintenance and Renewal and Protecting Quality Health Care, both at 14 per cent.

Budget 2025 – Capital Plan Envelopes (millions of dollars)

Renewing Educational Infrastructure
Including CMR funding and school boards self-financed contributions, the total capital funding allocated to renewing education infrastructure is $3.3 billion over three years.

The government is making major investments to address school enrolment pressures in Alberta communities.

Budget 2025 allocates $2.6 billion over three years for K-12 educational infrastructure - an increase of $505 million or 23.9 per cent from Budget 2024. This includes a multiyear commitment for the School Construction Accelerator Program (SCAP). This program, announced in fall 2024, will accelerate school construction projects, expand modular classrooms, and support educational choice through capital support for specialized and public charter schools.

Government aims to deliver roughly 150,000 new and modernized student spaces. Combined with projects underway, this will bring the total to over 200,000 new and modernized spaces over the next seven years. Of these, 90,000 are expected to be available within the next four years.

Following the initial announcement in the fall of 2024, government approved an additional $618 million over three years to advance 22 school projects to the next construction stage.

The government has also allocated $225 million in new funding over three years for the following programs:

• $150 million to expand the Modular Classroom Program, to provide spaces more quickly to address urgent enrollment needs.

• $62 million for planning and design of 30 new schools and eight modernization projects, so that they can move to the construction stage as soon as possible.

96	Capital Plan | Fiscal Plan 2025– 28

• $12 million to support new and expanding charter schools consistent with the government’s commitment to choice in education.

Projected Students Spaces Coming Online

Family, Social Supports, and Housing

The 2025 Capital Plan allocates $1.1 billion over three years to enhance affordable housing and social supports across the province. Combined with related CMR funding, nearly $1.2 billion is being allocated to housing and seniors’ facilities.

Key initiatives in Budget 2025 include the following investments (each over three years):

• $655 million for the Affordable Housing Partnership Program, an increase of $250 million from Budget 2024, to support the goal of creating 13,000 affordable housing units.

Budget 2025 capital funding will build 6,300 new affordable housing units over the next 3 years. Since 2021, 3,301 units have been built under the Stronger Foundations affordable housing strategy.
• $150 million, including $50 million in new funding, for the Seniors Lodge Modernization Program.
• $113 million, including $21 million in new funding, for the Affordable Housing Strategy. This strategy funds the maintenance of government-owned social housing buildings.

• $92 million, including $25 million in new funding, for the Indigenous Housing Capital Program to Indigenous communities to construct, purchase, or redevelop housing for Indigenous peoples.

Capital Plan | Fiscal Plan 2025– 28	97

Skills for Jobs

Capital Plan support for post-secondary institutions will total $528 million over the next three years - an increase of $167 million, or 46 per cent, from Budget 2024. This funding will support the modernization and expansion of facilities to meet the growing demand for programs that are essential to developing, attracting, and retaining the talent needed to drive Alberta’s growth and prosperity.

Key projects supported include:

Including capital projects, CMR funding and post-secondary self-financed contributions, the total funding supporting Skills for Jobs is $1.5 billion over three years.

• $100 million in new funding for the University of Alberta Biological Sciences Centre project. This funding will renovate the Biological Science Building and increase capacity by nearly 3,200 spaces in high demand programs.

• $30 million in new funding for the SAIT Campus Centre Redevelopment project. The new campus will provide student-focused spaces that support health and well-being, campus athletics and recreation, campus life, and work-integrated learning opportunities.

• $2 million for the expansion and upgrades of Keyano College to provide an enhanced learning environment for in-demand programs like nursing and paramedicine to help address labour needs in Alberta’s health care system.

• $1 million in planning funds for the Trades and Apprenticeship Promotional Plan program, aimed at encouraging young people to enter skilled trades through hands-on activities.

Roads and Bridges

The network of provincially owned road and bridges is critical to sustaining Alberta’s economy. This infrastructure connects commerce hubs and provides access to markets, people, and places across Alberta.

Including CMR funding the total capital funding allocated to roads and bridges is $4.2 billion over three years.

The 2025 Capital Plan allocates $2.5 billion over three years or 10 per cent of the total Capital Plan funding for roads and bridges, safety upgrades, and highway expansion and improvement.

$264 million in new funding over three years is allocated for Highway Twinning, Widening, and Expansion projects across Alberta. This includes funding for:

• The Highway 2 Interchange at Cardiff Road South of Morinville. This funding will improve safety by replacing the existing at-grade signalized intersection.

• Highway 1 and Range Road 33 in Rockyview County. This interchange facilitates access to key services, supports growth, and enhances safety as economic activities expand in the Springbank region.

• Highway 791 North from Highway 590 to improve road safety and provide a paved, continuous connection between Highway 590 and Highway 42 east of Highway 2.

98	Capital Plan | Fiscal Plan 2025– 28

• Paving Highway 58, the only access route to the communities of John D’Or Prairie, Fox Lake, and Garden River. The paved highway will improve mobility for more than 5,500 local residents, boost economic activity in the region and allow unimpeded access for emergency vehicles.

Alberta’s rural communities are vital to our province’s identity and success and we’re supporting their growth and prosperity.
• Detailed design work for safety improvements on Highway 28. This highway is a critical transportation route serving the Cold Lake oil sands deposits and the Cold Lake 4th Wing Air Base.

• First stage of realignment and connection of Highways 2 and 3 near Fort McLeod to support the expansion of trade corridors in the region.

• Highway 686 paving between Peerless Lake and Trout Lake and commencing design work to extend the highway from Fort McMurray to Peerless Lake. When complete, this highway will connect First Nation communities along the route and provide alternate access to Fort McMurray and shorten the commute distance by 100 kilometres. This is a key roadway project to connect province’s northeast and northwest regions.

Protecting Quality Health Care

The 2025 Capital Plan allocates $3.6 billion over three years—14 per cent of the total Capital Plan funding—for the province’s health care programs and infrastructure. Funding is budgeted for various project phases including planning, design, and construction.

Support for mental health and addiction is a large part of the capital plan. Since Budget 2024, and continuing in the 2025 Capital Plan, the government has been making substantial investments in facilities that provide treatment and recovery for those in need. Capital investment in these facilities focuses on two areas: 1) Recovery Communities, a network of personalized, community-based services for people at risk of or experiencing addiction, and; 2) specialized mental health and addiction facilities that provide involuntary treatment to those that are a risk to themselves or others.

Budget 2025 includes key investments to increase surgical capacity, improve Emergency Medical Services (EMS), strengthen diagnostic and imaging services, and support primary and acute care infrastructure.

Highlights include the following:

• $769 million to support transformational changes in continuing care. The province’s new continuing care agency, Assisted Living Alberta, will provide a more efficient and comprehensive approach to care for seniors, people with disabilities, and the homeless, while also alleviating pressure on acute care services.

$769 million includes funding for the Continuing Care Capital Program, the Good Samaritan Society Continuing Care Centre, and the Bethany Continuing Care Centre.

• $265 million for the Alberta Surgical Initiative (ASI) capital program to increase physical capacity for surgical procedures. ASI funding will be used to build more operating rooms, renovate existing space, and purchase new equipment for publicly owned and operated hospitals.

Capital Plan | Fiscal Plan 2025– 28	99

• $243 million, including $59 million in new funding, for Medical Device Reprocessing Upgrades at six new locations (Edmonton [4], Calgary, and Barrhead) to ensure medical devices are ready for their next intended use.

• $207 million for the development of specialized mental health and addiction facilities to provide care for adults and youth suffering from mental health or addiction issues who are a danger to themselves or others.

• $168 million in new funding for the Diagnostic Imaging Enhancements Program to expand and enhance the diagnostic capabilities across the province.

• $148 million to continue the development of Recovery Communities, to support Albertans seeking voluntary treatment for addiction or mental health issues. A total of 11 recovery communities have been approved, including five in Indigenous communities. Three of these communities, with a total of 200 beds, have already been completed in Red Deer, Lethbridge and Gunn. The Calgary Recovery Community is scheduled to open in 2025.

• $61 million in new funding towards a new Central Drug Production and Distribution Centre in Calgary to better serve the needs of southern Alberta. A similar Edmonton facility will open in 2025. The project will support the government in continuing to provide timely access to the safe preparation, production, and distribution of prescription medication.

• $60 million, including $40 million in new funding, for the EMS Vehicles Capital Program to purchase new EMS vehicles and ambulances, upgrade the existing fleet, and acquire additional equipment.

• $21 million in new funding to consolidate and expand the Genetics and Genomics Laboratory to support the expanded Alberta Newborn Screening Program. This program screens all babies born in Alberta for 26 treatable conditions, providing early diagnosis and treatment to support improved health outcomes for newborns.

• $5 million planning funds to enhance ICU capacity in both Medicine Hat and Lethbridge as well as introduce a catheterization lab at the Chinook Regional Hospital.

Budget 2025 allocates $88 million from the Integrated Health and Social Infrastructure Planning funding approved in Budget 2024 toward planning and design for health and mental health projects.

Funding is allocated as follows:

• Acute care planning funding is $65 million and includes:

– $15 million for urgent care centres;
– $15 million rural hospital enhancements;
– $10 million to develop vacant spaces in existing health facilities; and
– $25 million in planning funds for other proposed Health capital initiatives, including projects at the Grey Nuns and Misericordia Hospitals.
• $20 million in planning funding is allocated for primary care, along with $3 million for mental health and addiction facilities planning.

100	Capital Plan | Fiscal Plan 2025– 28

Municipal Infrastructure Support

Budget 2025 includes $7.5 billion over three years, or 29 per cent of the total Capital Plan, to support various projects and initiatives in Alberta’s municipalities.

Over $3.7 billion of this amount supports municipal community infrastructure projects and programs. The largest portion is allocated through the Local Government Fiscal Framework (LGFF), which provides funding to municipalities to help them advance their local priorities. Budget 2025 allocates $2.5 billion to the LGFF, an increase of $138 million compared to Budget 2024. In addition, $106 million is allocated over the next three years for downtown revitalization in the City of Edmonton.	Through LGFF, municipalities share in both increases and decreases in provincial revenues. The final LGFF allocation for 2027-28 will be published as part of the 2025-26 First Quarter.

Another $3.3 billion is allocated for municipal transportation projects and programs. About $2.9 billion (including both federal and provincial contributions) is allocated to light rail transit (LRT) projects in Edmonton and Calgary. The allocation for the Strategic Transportation Infrastructure Program (STIP) is $127 million over three years. STIP supports small and medium-sized municipalities to build or repair transportation infrastructure, to extend its useful life, to enhance safety, and to improve the efficiency of transportation infrastructure. In addition, $13 million over three years is being allocated to improve traffic safety at key locations across the province.	The LRT funding includes $5 million towards the design of the Blue Line Connector to the Calgary International Airport.

Reliable water and wastewater services are essential to Albertans. Budget 2025 allocates $520 million over three years to support small and mid-sized municipalities in building or enhancing drinking water and wastewater infrastructure. This includes an increase of nearly $20 million for regional water and wastewater projects compared to the 2024 Capital Plan.

Municipal Infrastructure Support
(millions of dollars)

* In 2017, the government prefunded municipal support, which became part of the funds for the 2018 budget.
** In 2021, additional funds were allocated in response to COVID-19 stimulus needs.

Capital Plan | Fiscal Plan 2025– 28	101

Capital Maintenance and Renewal

Over the next three years, $3.8 billion, or 14 per cent of the total Capital Plan, is being allocated for capital maintenance and renewal (CMR). CMR funding helps to prevent costly emergent repairs and reduce the need for new infrastructure.

This Capital Plan includes $1.7 billion for repair and rehabilitation of roads and bridges, $486 million for health facilities, $439 million for post-secondary facilities, $411 million for government facilities and information technology, $389 million for schools, $169 million for agriculture, forestry and provincial parks, and $131 million for the preservation and maintenance of housing and seniors’ facilities.

Streamlining Service Delivery

The 2025 Capital Plan allocates $1.3 billion to enhance productivity, reduce costs, and increase efficiencies through information technology and digitization New initiatives include $22 million for improvements to major benefit disbursement systems used to administer the Assured Income for the Severely Handicapped (AISH) and Income Support (IS) programs. This funding will enhance service delivery, create efficiencies in program administration, and provide better data security for Alberta’s social services. In addition, $10 million in new funding is being allocated for Alberta’s new online gaming strategy.

Public Safety and Emergency Infrastructure

Budget 2025 allocates $410 million over three years to support ongoing projects and programs and to fund new measures aimed at crime prevention, improving public safety, and mitigating hazards from natural disasters. This includes:

• $187 million over three years for Justice, Enforcement, and Correctional Facilities, including new funding for the following projects:

– $25 million for the Alberta border security initiative, including the purchase of equipment and development of border patrol facilities.

–   $14 million to support the federal, provincial, and First Nations policing initiative. The funding will support the development and expansion of police service buildings in the Tsuut’ina First Nation, Blood Tribe First Nation, and the Lakeshore Regional Police Service.

– $6 million to improve safety and security across eight courthouses by addressing issues that pose health and safety risk to the public and the court.

–   $3 million for new equipment at the Office of Chief Medical Examiner (OCME), including two computerized tomography scanners and four rapid toxicology machines. These machines will assist the OCME in managing caseloads, enable thorough death investigations for Albertans and public fatality inquiries, and enhance the administration of justice in the province.

102	Capital Plan | Fiscal Plan 2025– 28

• $155 million for Flood Mitigation projects. This includes $12 million in new funding to advance planning and regulatory approval processes to mitigate flood and drought hazards in the Bow River basin.

• $47 million in capital support for wildfire management.

• $20 million to enhance Public Safety and Emergency Infrastructure, including $1.6 million to design and procure a mobile air monitoring lab to respond to emergency air monitoring requests.

Agriculture, Natural Resources, and Business Development

The 2025 Capital Plan allocates $880 million over three years to fund projects and programs in Alberta’s agriculture and natural resources sectors. This funding supports the development and enhancement of Alberta’s natural resources, agriculture and irrigation development, and business and industry growth that foster investment and promote diverse business development.

Budget 2025 continues to fund the Alberta Petrochemicals Incentive Program (APIP) with a budget of $311 million over three years. This program provides tax credits in the form of capital grants to petrochemical producers and aims to grow the province’s petrochemicals sector by encouraging value-added processing of natural gas in Alberta.

The Capital Plan also invests $203 million in Natural Resources Management, including $164 million for the Water Management Infrastructure Program to repair and upgrade water infrastructure such as water canals, dams, spillways, and reservoirs. Additionally, it provides $5 million in new funding for a province-wide strategic review of water storage infrastructure opportunities, which are vital for long-term water security during flood or drought conditions. These projects will help Alberta’s agricultural sector better prepare for natural disasters while also enhancing the sector’s productivity.

Arts, Sports, and Recreation

The 2025 Capital Plan allocates $280 million over three years to arts, sports, and recreation, which play a vital role in making Alberta a welcoming and attractive place to live, work, and raise a family. To support this goal, Budget 2025 Capital Plan includes:

• $100 million for the Community Facility Enhancement Program to support non-profit organizations in acquiring, constructing, upgrading, or redeveloping public use community facilities.

• $39 million for New Campground Development, Big Island Provincial Park, and Kananaskis Area Trail Upgrades.

• $16 million in new funding over the next three years ($40 million in total), for the Contemporary Calgary - Centennial Planetarium Transformation project.

Capital Plan | Fiscal Plan 2025– 28	103

• $5 million in new funding toward a $20 million project to develop the Strathmore Cultural Events Centre to meet the demand for indoor event spaces in Strathmore and the surrounding region.

SUCH (Schools, Universities, Colleges and Health Entities) Sector Self-financed

The SUCH sector self-financed investment will contribute $1.7 billion in funding over the next three years to various projects. The funding is generated by the SUCH sector through various means, including tuition, donations, fundraising, and investment revenues.

2024-25 Forecast

The 2024-25 Capital Plan forecast is $7.7 billion, $635 million lower than the Budget 2024. The changes are primarily due to the reprofiling of various projects to align with their timelines and project status, as well as reductions from various government and school facility projects expected to be completed under budget. The lower forecast, mainly due to re-profiling of approved funding, includes the following:

• $369 million for various health facilities, including Arthur J.E. Child Comprehensive Cancer Centre, Red Deer Regional Hospital Centre Redevelopment, and Medical Device Reprocessing Upgrades Program;

• $92 million for various Agriculture, Natural Resources, and Business Development initiatives, including the Raven Creek Brood Trout Station and various Carbon Capture and Storage initiatives;

• $87 million for various Alberta affordable housing initiatives, including the Affordable Housing Strategy, the Indigenous Housing Capital program, and the Seniors Lodge Modernization Program;

• $64 million for Roads and Bridges projects, including the Calgary Ring Road and various highway twinning, widening, and expansion projects; and

• $64 million for various school projects, offset by increased funding for the modular classroom program.

These decreases do not reflect reductions in overall project costs but are necessary to align funding with expected project timelines.

104	Capital Plan | Fiscal Plan 2025– 28

Capital Planning

The government is committed to transparency and rigorous decision-making based on long-term strategic capital planning. The Infrastructure Accountability Act establishes a governance framework for developing the annual Capital Plan and for the development and regular update of Building Forward: Alberta’s 20-Year Strategic Capital Plan.

The government is also committed to improving the predictability of capital spending to address concerns raised by industry stakeholders. One way this objective can be supported is through consistent funding for CMR. Work on improving capital plan budgeting and its predictability is ongoing.

Ministry specific project or program funding can be found at the Government of Alberta budget website at alberta.ca/budget-documents (2025-28 Capital Plan details by Ministry).

Capital Plan | Fiscal Plan 2025– 28	105

Capital Plan Details

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Renewing Educational Infrastructure

Collegiates and Charter School Expansion	80	66	58	37	2	98

Modular Classroom Program	50	150	-	-	-	-

Previously Announced School Projects	592	435	598	624	458	1,680

School Construction Accelerator Program (SCAP)	-	-	81	81	62	225

Creating New Spaces (New and Addition)	-	-	19	25	10	54

Modernize Existing Spaces (Replacement and Modernization)	-	-	4	3	1	8

SCAP - Educational Choice (Charter)	-	-	8	3	1	12

SCAP - Modular Classroom Program	-	-	50	50	50	150

SCAP Accelerated Process (previously announced school projects)	-	8	96	126	395	618

Total Renewing Educational Infrastructure	722	658	834	869	917	2,620

Family, Social Supports and Housing

Affordable and Specialized Housing	27	10	10	10	15	35

Affordable Housing Partnership Program	62	51	157	204	293	655

Affordable Housing Strategy	24	2	38	38	38	113

Children and Family Support	11	11	10	3	-	13

Family and Community Housing Development and Renewal	1	-	1	-	-	1

Indigenous Housing Capital Program	25	8	42	25	25	92

Investing in Canada Infrastructure Program (ICIP) Projects	-	3	-	-	-	-

Pine Grove Manor	-	4	16	-	-	16

Seniors Housing Development and Renewal	5	5	-	-	-	-

Seniors Lodge Modernization Program	25	-	50	50	50	150

Yellowhead Youth Centre (Edmonton)	13	12	12	16	12	41

Total Family, Social Supports and Housing	192	105	336	346	434	1,115

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106	Capital Plan | Fiscal Plan 2025– 28

Capital Plan Details, continued

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Skills for Jobs

Alberta at Work – Classroom Retrofits and Refurbishments	1	1	-	-	-	-

ICIP Projects	1	5	-	-	-	-

Keyano College – Labs Classrooms Upgrades (Fort McMurray)	-	-	2	-	-	2

MacEwan University – School of Business (Edmonton)	10	10	20	45	45	110

Mount Royal University – Aviation Capital (Calgary)	-	2	-	-	-	-

Mount Royal University – Repurposing Existing Facilities (Calgary)	20	10	10	-	-	10

NAIT – Advanced Skills Centre Planning (Edmonton)	2	2	20	21	-	41

Northwestern Polytechnic – Power Engineering and Instrumentation Lab Development (Grande Prairie)	9	9	-	-	-	-

Northwestern Polytechnic – Skilled Trades Expansion (Grande Prairie)	-	-	1	-	-	1

NorQuest College - Edmonton Campus Expansion	-	-	4	-	-	4

Olds College - WJ Elliot Expansion and Renovation	13	13	25	25	-	50

Red Deer Polytechnic – CIM-TAC East Campus Expansion	3	3	5	5	-	10

SAIT – Campus Centre Redevelopment (Calgary)	-	-	30	-	-	30

SAIT – John Ware Redevelopment (Calgary)	16	16	-	-	-	-

Trades and Apprenticeship Promotional Plan (TAPP) - Trades Exploration Centre	-	-	1	-	-	1

University of Alberta – Biological Sciences Centre (Edmonton)	-	-	30	53	17	100

University of Alberta – Upgrading Campus Saint-Jean to Foster Transdisciplinarity, Inclusion and Innovation (Edmonton)	1	1	2	2	-	4

University of Calgary – Multidisciplinary Hub	-	-	15	40	70	125

University of Calgary – Veterinary Medicine Expansion	37	37	-	-	-	-

University of Lethbridge – Rural Medical Teaching School	4	4	5	17	17	39

Total Skills for Jobs	117	114	170	208	149	528

Roads and Bridges

Bridge Bundle	5	5	5	20	20	45

Deerfoot Trail Upgrades (Calgary)	156	209	197	139	149	485

Edmonton / Calgary Ring Roads	73	16	20	65	15	100

Highway 11 Twinning from Red Deer west to Rocky Mountain House	17	20	50	62	96	208

Highway 16A and Range Road 20 Intersection	20	2	11	9	-	20

Highway 19 (East and West ends)	-	-	6	-	-	6

Highway 1A Upgrade (Stoney First Nation)	1	8	1	-	23	24

Highway 2 Balzac Interchange Replacement	1	1	1	40	51	92

Highway 201 Bow River Bridge on SE Stoney Trail	14	9	8	-	-	8

Highway 3 Twinning (From Taber to Burdett)	65	73	91	15	-	106

Highway 40 grade widening between Grande Cache and Hinton	15	2	26	22	21	69

Highway 40 Twinning south of Grande Prairie	24	21	4	-	-	4

Highway 60 Capital Improvements	1	1	31	34	63	128

Highway 63 Twinning North of Fort McMurray	10	5	35	25	41	101

Highway 881 safety and roadway improvements	5	2	45	51	44	141

Highway Twinning, Widening and Expansion	151	110	163	134	278	575

La Crete Bridge	5	5	4	27	55	87

Mulitple Engineering Projects	29	41	87	48	51	186

QEII and 40th Avenue Interim Ramp (near Airdrie)	4	3	9	-	-	9

Vinca Bridge Replacement	1	1	9	21	68	98

Total Roads and Bridges	597	534	802	714	974	2,490

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Capital Plan | Fiscal Plan 2025– 28	107

Capital Plan Details, continued

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Protect Quality Health Care

Health Care Projects	1,175	819	1,049	1,068	1,353	3,470

Alberta Surgical Initiative Capital Program	45	27	84	80	101	265

Arthur J.E. Child Comprehensive Cancer Centre (Calgary)	109	38	25	-	-	25

Beaverlodge Health Centre Replacement	7	7	8	10	170	189

Bethany Continuing Care Centre (Calgary)	57	57	-	46	11	57

Bridgeland Riverside Continuing Care Centre (Calgary)	23	67	40	15	9	64

Calgary Radiopharmaceutical Centre	12	4	20	19	15	54

CASA Expansion	36	18	47	-	-	47

Central Drug Production Facility (Calgary)	-	-	6	15	40	61

Chinook Regional Hospital - Renal Dialysis (Lethbridge)	1	1	7	11	4	22

Continuing Care Capital Program	122	122	178	200	271	649

Diagnostic Imaging Enhancement Program	-	-	56	56	56	168

EMS Vehicles Capital Program	15	15	20	20	20	60

Foothills Medical Centre Neonatal Intensive Care Unit (Calgary)	1	1	22	23	20	66

Foothills Medical Centre Urgent Power Plant Capacity (Calgary)	7	7	4	-	-	4

Gene Zwozdesky Centre at Norwood (Edmonton)	45	12	35	30	16	81

Genetics and Genomics Lab Relocation (Edmonton)	-	-	1	4	16	21

Good Samaritan Society Continuing Care (Edmonton)	63	63	-	50	13	63

Health System Capacity - Intensive Care Unit Expansions	10	3	6	6	6	18

La Crete Maternity and Community Health Centre	16	5	54	22	4	80

Medical Device Reprocessing Upgrades Program	45	7	33	95	115	243

Medical Equipment Replacement and Upgrade Program	30	30	30	30	30	90

National Association of Pharmacy Regulatory Authorities Capital Program	11	11	14	32	16	63

Other Health Facilities Projects	1	12	-	-	-	-

Peter Lougheed Centre Emergency Department, Mental Health Intensive Care Unit and Laboratory Redevelopment (Calgary)	38	36	33	1	-	34

Provincial Pharmacy Central Drug Production and Distribution Centre (Edmonton)	45	39	11	-	-	11

Recovery Communities	167	118	85	40	23	148

Red Deer Interim Cardiac Catheterization Lab	-	-	9	10	3	22

Red Deer Regional Hospital Centre Redevelopment	151	45	129	182	246	557

Rockyview General Hospital ICU/CCU/GI Redevelopment (Calgary)	53	21	25	-	-	25

Rural Health Facilities Revitalization Program	40	40	25	-	-	25

Specialized Mental Health and Addiction Facilities	5	7	26	52	129	207

University of Alberta Hospital Brain Centre - Neurosciences Intensive Care Unit (Edmonton)	20	7	15	19	18	51

Planning and Design for Health and Mental Health Projects	23	11	45	56	18	118

Alberta Kidney Care (Calgary)	1	1	1	1	-	2

Cardston Health Centre Replacement	1	1	1	-	-	1

Develop Shelled and Vacant Spaces	-	-	5	5	-	10

In-Patient Towers at Grey Nuns and Misericordia Community Hospitals (Edmonton)	-	-	1	1	-	2

Mental Health and Addiction Facilities Planning	-	4	5	-	-	5

North Calgary/Airdrie Regional Health Centre	-	-	1	2	-	3

Other Proposed Health Capital Initiatives Planning	16	4	11	13	-	24

Primary Care	-	-	5	5	10	20

Research and Innovative Care Centre and Inpatient Expansion at Alberta Children’s Hospital (Calgary)	-	-	1	1	-	2

Rural Hospital Enhancement Program	-	-	5	10	-	15

South Zone Cardiac and ICU Capacity	-	-	1	4	-	5

Stollery Children’s Hospital (Edmonton)	6	1	1	3	8	11

Strathcona Community Hospital Expansion	-	-	1	2	-	3

Urgent Care Centres	-	-	5	10	-	15

Total Protect Quality Health Care	1,199	830	1,094	1,124	1,371	3,588

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108	Capital Plan | Fiscal Plan 2025– 28

Capital Plan Details, continued

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Municipal Infrastructure Support

Municipal Community Infrastructure Projects and Programs	1,189	1,178	1,266	1,202	1,265	3,733

Calgary River District, Event Centre and Community Rink	102	90	97	66	24	188

Canada Community – Building Fund	266	270	276	276	287	840

Designated Industrial Zone Pilot Project	4	3	18	10	10	38

Edmonton Downtown and Coliseum Site Improvement	-	-	6	30	70	106

ICIP Projects	73	71	48	20	1	69

Local Government Fiscal Framework	724	724	820	800	871	2,491

Local Growth and Sustainability Grant	20	20	-	-	-	-

New Building Canada – Small Communities Fund	-	-	-	-	1	1

Municipal Transportation Projects and Programs	1,032	1,033	959	1,224	1,076	3,258

City of Edmonton - 50th Street	8	5	-	-	-	-

Edmonton and Calgary LRT (Provincial and Federal)	849	913	772	1,095	996	2,863

Fox Lake Access Improvement	6	-	6	-	-	6

GreenTRIP	-	-	3	-	-	3

O’Chiese Road Improvements	3	-	5	3	-	8

Ray Gibbon Drive Upgrade Project	-	-	25	6	1	32

Red Deer Regional Airport Expansion	20	5	4	8	-	11

Strategic Transportation Infrastructure Program	44	34	33	39	55	127

Terwillegar Expansion	50	42	54	16	14	84

Traffic Safety Fund	-	-	1	2	10	13

Yellowhead Trail	50	31	51	55	-	106

YYC Rail Connection	2	2	6	-	-	6

Municipal Water and Wastewater Grant Programs	135	128	121	193	206	520

Capital Region Wastewater Treatment	10	40	10	-	-	10

Clean Water and Wastewater Fund	1	-	-	-	-	-

First Nations Water Tie-In Program	8	2	8	15	27	50

Municipal Water and Wastewater Program	66	54	45	67	84	195

Regional Water/Wastewater Projects - Water for Life	50	33	51	111	95	257

Sundre Wastewater Treatment Plant	-	-	8	-	-	8

Total Municipal Infrastructure Support	2,356	2,339	2,345	2,619	2,547	7,511

Capital Maintenance and Renewal

Agriculture, Environment, Forestry and Parks	84	72	74	59	37	169

Government-Owned Facilities	111	113	111	110	108	328

Health Facilities	172	186	161	157	167	486

Post-Secondary Facilities	133	133	144	148	148	439

Roads and Bridges	577	633	608	542	586	1,736

School Facilities	127	127	127	131	131	389

Seniors Facilities and Housing	42	47	42	43	46	131

Technology and Innovation	25	27	27	28	28	83

Total Capital Maintenance and Renewal	1,271	1,339	1,293	1,217	1,250	3,761

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Capital Plan | Fiscal Plan 2025– 28	109

Capital Plan Details, continued

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Streamlining Service Delivery

Alberta Broadband Strategy	98	58	106	194	-	301

Digital Accelerator Program	45	41	53	40	-	93

Family Support for Children with Disabilities Payment System	-	-	1	1	1	4

Government Accommodation	64	43	55	55	65	175

Government Facilities	29	30	21	12	12	45

Government Vehicle Fleet	16	16	13	13	13	38

Health IT Systems Development	29	29	28	28	28	84

iGaming	-	-	10	-	-	10

Information Technology and Other Capital	83	109	73	58	48	179

Justice Digital	6	6	6	6	6	17

Justice Legacy System Replacement	3	3	6	5	-	11

Justice Transformation Initiative	3	3	3	2	2	7

Land Purchases and Transfers	13	48	19	8	8	36

Mainframe Modernization	-	-	6	9	7	22

Mental Health and Addiction Digital Infrastructure	-	4	20	12	-	32

Modernization of Registry Systems	45	25	45	50	28	123

One Information Management and Technology (IMT) Enterprise Priorities	46	47	49	35	35	118

Water Vessel Fleet Replacement Program	1	-	2	1	-	3

Total Streamlining Service Delivery	478	460	513	529	253	1,295

Public Safety and Emergency Infrastructure

Justice, Enforcement and Correctional Facilities	59	38	74	61	52	187

Alberta Border Security Initiative	-	-	15	10	-	25

Calgary Correctional Centre CCTV Upgrades	1	3	3	-	-	3

Calgary Remand Centre CCTV Upgrades	-	1	12	-	-	12

Court of Appeal (Calgary)	10	-	1	5	19	26

Courthouse Renewal	2	1	1	3	2	6

Courthouse Security Assessment Implementation	-	-	3	3	-	6

Edmonton Law Courts Planning	1	1	2	-	-	2

Indigenous Police Service Buildings	-	1	8	4	1	14

Other Justice and Correctional Facilities Planning and Upgrades	20	19	21	12	1	34

Office of the Chief Medical Examiner - Equipment Purchases	-	-	3	-	-	3

Office of the Chief Medical Examiner (Calgary)	1	1	2	14	29	45

Red Deer Justice Centre	23	11	2	8	-	9

Standardized Courthouse Planning	1	-	1	1	-	1

Public Safety and Emergency Infrastructure	6	6	8	7	5	20

Alberta First Responders Radio Communications System	2	3	2	2	2	7

Critical Environmental Monitoring and Science Investment	4	1	5	3	3	12

Disaster Recovery Program Redesign	-	2	-	-	-	-

Mobile Air Monitoring Lab	-	-	-	2	-	2

Flood Mitigation Projects	138	204	80	51	25	155

Bow River Reservoir Project	2	4	6	6	-	12

ICIP Projects	3	7	-	-	-	-

Other Flood Mitigation Projects	8	6	6	-	-	6

Renewed Flood and Drought Mitigation	25	25	25	25	25	75

Springbank - Off-Stream Reservoir (SR1)	100	162	42	20	-	62

Wildfire Management	17	17	20	19	9	47

Wildfire Enhancement	8	8	11	11	-	22

Wildfire Facility Upgrade Program	6	6	6	6	6	19

Wildfire Management Readiness	2	2	2	2	2	6

Total Public Safety and Emergency Infrastructure	220	265	181	138	91	410

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110	Capital Plan | Fiscal Plan 2025– 28

Capital Plan Details, continued

(millions of dollars)

	2024-25		2025-26	2026-27	2027-28	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Agriculture, Natural Resources and Business Development

Agriculture and Irrigation Development	88	98	89	101	39	229

Agriculture Sector Strategy - Irrigation Projects	54	54	55	79	18	152

Agricultural Societies Infrastructure Revitalization	3	3	3	3	3	8

Applied Research Association Support	3	3	-	-	-	-

Irrigation Projects	10	20	13	-	-	13

Irrigation Rehabilitation Program	19	19	19	19	19	57

Business and Industry Development	231	189	235	77	85	397

Aboriginal Business Investment Fund	10	10	10	10	10	30

Agrivalue Processing Business Incubator (Leduc)	-	-	1	-	-	1

Alberta Petrochemical Incentive Program	154	147	181	61	69	311

Bio-Processing Project	2	2	-	-	-	-

Carbon Capture and Storage Initiative	58	18	36	-	-	36

Clean Hydrogen Centre of Excellence	-	5	-	-	-	-

Rural Utilities Grant Program	6	6	6	6	6	19

Fish and Wildlife	48	6	22	20	8	50

Fish and Wildlife Management	-	1	2	-	-	2

ICIP Projects	2	4	-	-	-	-

Raven Creek Brood Trout Station	46	1	20	20	8	48

Natural Resources Management	67	49	72	79	52	203

Alberta Water Storage Assessment Program	-	-	1	2	2	5

Land Stewardship Fund	10	6	10	10	10	30

Other Agriculture and Natural Resources Facilities and Equipment	-	-	1	-	-	1

Water Management Feasibility Study	1	1	2	2	-	4

Water Management Infrastructure	47	32	59	65	40	164

Watercourse Crossing Program	10	10	-	-	-	-

Total Agriculture, Natural Resources and Business Development	434	342	418	277	184	880

Arts, Sports and Recreation

Active Communities Initiative	10	10	10	10	10	30

Arts Commons and Olympic Plaza Transformation (Calgary)	1	1	3	4	19	26

Big Island Provincial Park	5	4	0	1	5	5

Canmore Nordic Centre Infrastructure Upgrades	9	5	4	-	-	4

Community Facility Enhancement Program	50	50	50	25	25	100

Contemporary Calgary - Centennial Planetaurium Transformation	-	-	-	4	12	16

Crown Land Trails	6	5	8	10	6	24

Glenbow Revitalization (Calgary)	25	25	-	2	-	2

ICIP Projects	13	16	1	2	-	3

Kananaskis Area Trail Upgrades	1	-	2	2	1	5

New Campgrounds Development	3	1	2	12	15	29

Other Parks and Land Development	1	3	2	-	-	2

Other Sports and Recreation Projects	1	1	2	1	-	3

Parks Lower Athabasca Regional Plan Implementation	5	-	1	4	-	5

Parks South Saskatchewan Regional Plan Implementation	7	-	1	1	5	7

Repsol Sport Centre (Calgary)	6	6	-	-	-	-

Strathmore Event Centre	-	-	5	-	-	5

Telus Spark – World Class Gallery Development (Calgary)	4	4	2	-	-	2

Winspear Centre’s Phase 3 (Edmonton)	-	-	4	4	4	13

Total Arts, Sports and Recreation	146	131	98	81	101	280

Schools, Universities, Colleges, Hospitals (SUCH) Sector

Advanced Education	187	187	187	187	187	561

Education	105	101	101	104	106	311

Health	263	243	255	255	259	770

Technology and Innovation	12	18	11	9	9	28

Total Schools, Universities, Colleges, Hospitals (SUCH) Sector	566	549	554	554	561	1,669

Total Capital Plan – Fully Consolidated Basis	8,299	7,665	8,639	8,676	8,831	26,147

Capital Plan | Fiscal Plan 2025– 28	111

BLANK PAGE

112	Capital Plan | Fiscal Plan 2025– 28

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Tax Plan

113

Tax Plan	115

Overview	115

Lower Taxes for Albertans	116

Taxation and Productivity	117

Contraband Tobacco	118

Education Property Tax	119

Other Initiatives	120

Annex	121

Tax Revenue, 2025-26	122

Tax Revenue Sources, 2025-26	123

Non-Refundable Tax Credits, 2025	124

Personal Income Tax Brackets	124

Alberta Child and Family Benefit Program Parameters	124

Tax Expenditure Estimates, 2025	125

Interprovincial Tax Comparison, 2025	126

Major Provincial Tax Rates, 2025	127

114	Tax Plan | Fiscal Plan 2025 – 28

Tax Plan Overview

Budget 2025 delivers on government’s promise to implement a new eight per cent personal income tax bracket for income up to $60,000, with full implementation two years ahead of the schedule announced in Budget 2024.

This new bracket will further enhance Alberta’s low tax environment. With low personal and corporate income taxes, low fuel tax, and no sales tax, Albertans and Alberta businesses generally pay lower overall taxes than taxpayers in other provinces. In 2025-26, Albertans and Alberta businesses would pay at least $20.1 billion less in taxes than they would if Alberta had the same tax system as any other province.

Alberta has a tax advantage of at least $20.1 billion compared to other provinces.

Alberta’s Tax Advantage, 2025-26

($ billions)

Source: Alberta Treasury Board and Finance

*

This graph shows the total additional provincial tax and carbon charges that individuals and businesses would pay if Alberta had the same tax system and carbon charges as other provinces. This information reflects tax rates for other provinces known as of February 3, 2025. This comparison includes personal and corporate income tax, sales tax, fuel tax, provincial carbon charges (excluding output-based pricing systems), tobacco tax, health premium, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

Budget 2025 also includes several other initiatives:

•	New measures to combat contraband tobacco in Alberta.

•	Increasing the proportion of education operating costs funded by the education property tax.

•	Increasing the fuel tax rate on locomotive fuel.

•	Winding down previously cancelled personal income tax credits.

Tax Plan | Fiscal Plan 2025 – 28	115

Lower Taxes for Albertans Savings for Taxpayers
The new personal income tax bracket will save Albertans up to $750 in 2025.

Government is committed to maintaining low taxes so that Albertans can keep more of their hard-earned dollars. Government strengthened this commitment through the 2023 amendments to the Alberta Taxpayer Protection Act, which prevent government from increasing income taxes without first consulting Albertans through a referendum.

Government is keeping its promise to lower income taxes for Albertans by introducing a new personal income tax bracket of eight per cent on the first $60,000 of income, effective January 1, 2025. The tax cut is being introduced ahead of the schedule announced in Budget 2024 to provide more timely support to Albertans. Most taxpayers will start to see the benefit of the tax cut on their paycheques after July 1, 2025, when payroll withholdings are updated. This tax bracket will be adjusted by the Alberta escalator starting in 2026.

The new tax bracket will save individuals up to $750 in 2025. Taxpayers earning less than $60,000 will see their personal income taxes fall by 20 per cent. Overall, the tax cut will save Albertans approximately $1.2 billion in 2025.

This new tax bracket further entrenches Alberta’s competitive tax advantage. For example, a working Albertan with no children earning $75,000 will pay about $2,100 less tax in Alberta than they would in British Columbia, up from about $1,400 before the implementation of the new bracket. A two-income working couple with two children earning $150,000 will pay nearly $3,000 less tax in Alberta than they would in British Columbia, compared to nearly $1,800 before the tax cut.

Alberta’s Personal Tax Advantage, 2025

($ thousands)

Source: Alberta Treasury Board and Finance

*

Assumes RRSP/RPP contributions of 10%. For the two-income family, income and RRSP/RPP contributions are split 60/40 between the couple. Includes personal income tax, sales tax, health premium, payroll tax, fuel tax and net provincial carbon tax systems.

116	Tax Plan | Fiscal Plan 2025 – 28

Supplemental Credit

Budget 2025 introduces a new tax credit to ensure that Albertans who claim more than $60,000 in non-refundable tax credits do not pay more in taxes due to the new tax bracket. This is very rare, but an example of this situation could be an Albertan who earns over $60,000 and also claims the basic personal, spousal and infirm dependent amounts and claims some medical expenses. This new non-refundable tax credit will be implemented for the 2025 taxation year and be equal to two per cent of the total amount of certain non-refundable tax credits claimed by an individual that exceeds $60,000. This credit will be adjusted by the Alberta escalator starting in 2026.

Taxation and Productivity

Productivity is foundational to our prosperity. Growth in incomes and wealth ultimately rely on increases in productivity, which can be generated through capital investment and policy measures that support a skilled workforce. Recent North American economic and political developments have brought into focus the urgent need to address Canada’s productivity challenge. Both provincial and federal governments can play an important role by ensuring policies work to support productivity.

Along with our competitive personal income tax system, Alberta’s approach to corporate taxation supports this objective. Low corporate income taxes help improve productivity by making investment more attractive. At eight per cent, Alberta’s corporate income tax rate is 30 per cent lower than the next lowest province, and Alberta’s combined federal-provincial tax rate is lower than the combined federal-state rates of 43 U.S. jurisdictions.

Alberta’s Innovation Employment Grant (IEG) further supports productivity by providing a greater incentive for small and medium-sized firms that increase their spending on research and development. Together with Alberta’s low corporate tax rate, the support provided by the IEG makes Alberta the best place in Canada for companies in all sectors to undertake research and commercialize new products.

Canada needs policies that support productivity-enhancing investment and innovation. This is why Alberta welcomes the recent federal decision to delay the tax increase on capital gains first announced in the 2024 federal budget. Alberta continues to call on the federal government to cancel this tax increase.

Provincial General Corporate Income Tax Rates
(%)

* Corporate income tax rates known as of February 3, 2025

Tax Plan | Fiscal Plan 2025 – 28	117

Contraband Tobacco

Contraband tobacco funds organized crime, reduces government revenue, undermines government’s efforts to reduce tobacco use, and unfairly disadvantages law-abiding Alberta retailers. As announced in Budget 2024, the government established a working group to assess the prevalence of contraband tobacco and identify appropriate policy measures to combat it.

The working group concluded that contraband tobacco is a growing problem in Alberta and estimated that the prevalence of contraband tobacco could be as high as 25 per cent of the total market. This translates into annual revenue losses of up to $150 million, which could otherwise be used to fund the important programs and services that Albertans rely on.

Four additional measures will be implemented by government to reduce the prevalence of contraband tobacco in Alberta.	Government will implement the following additional measures to address contraband tobacco. 1. Strengthen Enforcement
Budget 2025 will double the number of officers in Alberta Gaming, Liquor, and Cannabis’s Tobacco Enforcement Unit, which will improve their ability to disrupt contraband trafficking and sales.

2. Introduce New Administrative Penalties

Government will introduce two new administrative penalties to increase the financial consequences of participating in contraband activities. The penalties will be set at three times the tax otherwise payable and will apply to the possession or sale of contraband cigarettes, tobacco sticks and fine-cut tobacco, or the unauthorized possession of cigars that in total contain more than 1,000 grams of tobacco.

3. Improve Coordination

Government will introduce legislation to mandate the reporting of contraband seizures to ensure consistent data collection and enforcement of penalties. Additionally, Alberta intends to work with other provinces to strengthen nationwide enforcement efforts.

4. Advocate for Stronger Federal Action

Contraband tobacco crosses provincial and international borders, so Alberta will advocate for the federal government to fulfill its responsibility to address this critical national issue.

118	Tax Plan | Fiscal Plan 2025 – 28

Education Property Tax

Alberta’s education property tax is a stable source of funding for the province’s education system, supporting students while helping to cover teacher salaries, textbooks, and other classroom resources. Collected by municipalities on behalf of the province, the tax is levied alongside municipal property taxes based on assessed property values.	The education property tax will cover 31.6 per cent of education operating costs in 2025-26.

After being frozen in 2024-25, education property tax rates will increase in 2025-26 from $2.56 to $2.72/$1,000 of equalized assessment for residential/ farmland properties, and from $3.76 to $4.00/$1,000 of equalized assessment for non-residential properties. The higher rates, along with rising property values and increased development, are expected to raise the education property tax requisition from $2.7 billion in 2024-25 to $3.1 billion in 2025-26.

The share of education operating costs funded by the education property tax will increase to 31.6 per cent in 2025-26, following historic lows of 28.5 per cent in 2023-24 and 29.5 per cent in 2024-25.
Education Operating Cost Funding Source Breakdown, 2002-03 to 2025-26

Sources: Alberta Municipal Affairs and Alberta Treasury Board and Finance

Tax Plan | Fiscal Plan 2025 – 28	119

Other Initiatives

Locomotive Fuel Tax

Budget 2025 increases the fuel tax rate that applies to locomotive fuel from 5.5 to 6.5 cents per litre effective March 1, 2025. This change will bring Alberta’s tax rate for this fuel more in line with the rates applicable in the other Prairie provinces. Additional revenue from this measure is expected to be around $3 million annually.

Winding Down Cancelled Tax Credit Programs

The Alberta Climate Leadership Adjustment Rebate and the Alberta Family Employment Tax Credit were eliminated in 2019 and 2020 respectively. These programs continue to be administered to accommodate late-filed tax returns and reassessments. As benefit payments under the programs have continued to decrease, administration costs have now become a significant portion of total program expenses.

Budget 2025 will end entitlements under these two cancelled programs after December 31, 2025, eliminating any ongoing costs. Albertans who may still be entitled to amounts under either of these programs should contact the Canada Revenue Agency as soon as possible.

120	Tax Plan | Fiscal Plan 2025 – 28

Tax Plan

Annex

Tax Plan | Fiscal Plan 2025 – 28	121

Tax Revenue, 2025-26

(millions of dollars)

Total Tax Revenue: $28,837 million

122	Tax Plan | Fiscal Plan 2025 – 28

Tax Revenue Sources, 2025-26
(millions of dollars)

Tax	Total Revenue	Rate	Revenue per Unit

1. Personal Income Tax	15,510	multiple rates	n/a

2. Corporate Income Tax	6,764

General	6,452	8.0%	806.5 per point

Small business	312	2.0%	156.0 per point

3. Education Property Tax	3,124

Residential/farmland property	2,080	$2.72 /$1,000 of assessment	764.7 per mill

Non-residential property	1,044	$4.00 /$1,000 of assessment	261.0 per mill

4. Fuel Tax	1,438

Gasoline[a]	805	13 ¢/litre	61.9 per ¢/litre

Diesel[a]	591	13 ¢/litre	45.5 per ¢/litre

Locomotive	22	6.5 ¢/litre	3.4 per ¢/litre

Aviation	11	1.5 ¢/litre	7.3 per ¢/litre

Electric vehicles	6	$200 per EV	$200 per EV

Propane	4	9.4 ¢/litre	0.4 per ¢/litre

5. Insurance Tax	982

Life, accident, sickness	239	3.0% of premium	79.7 per point

Other	743	4.0% of premium	185.8 per point

6. Tobacco Tax	388	$60/carton	6.5 per $/carton

7. Cannabis Tax	215	multiple rates	n/a

8. Land Titles Registration Levy	161	$5 per $5,000 of value	32.2 per $5,000 portion

9. Tourism Levy	122	4.0%	30.5 per point

10. Freehold Mineral Rights Tax	100	n/a	n/a

11. Vaping Tax	33	multiple rates	n/a

*

Numbers may not add to total due to rounding. The revenue per unit amounts are linear calculations and cannot be used to accurately estimate the revenue impact of rate changes, as these calculations do not account for the impact rate changes have on taxpayer behaviour.

[a]	Fuel tax rates on gasoline and diesel are determined quarterly based on average oil prices. Fuel tax rates are estimated to be 13 cents per litre for 2025-26 based on the oil price forecast.

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Non-Refundable Tax Credits, 2025
(dollars)
	Maximum Amount	Reduction in Alberta Tax

Basic personal amount	22,323	1,786

Spousal amount	22,323	1,786

Eligible dependant amount	22,323	1,786

Age amount	6,221	498

Infirm dependant amount	12,922	1,034

CPP contributions	3,183	255

EI premiums	1,077	86

Pension income amount	1,719	138

Disability amount	17,219	1,378

Disability supplement	12,922	1,034

Adoption expenses	19,354	1,548

Medical expenses	Variable	Variable

Medical expenses (other dependants)	Variable	Variable

Caregiver amount	12,922	1,034

Interest on student loans	Variable	Variable

Donations and gifts

first $200	200	120

over $200	75% of income	Variable

*

In general, credit amounts are multiplied by 8% to arrive at the reduction in Alberta tax. In the case of donations and gifts, the credit rate for the first $200 of donations is 60% and the credit rate for total donations over $200 is 21%.

*	Credit amounts have increased by 2% from 2024 due to the Alberta escalator.

Personal Income Tax Brackets

Tax Rate	2024	2025

8%	n/a	Up to $60,000

10%	Up to $148,269	$60,000.01 to $151,234

12%	$148,269.01 to $177,922	$151,234.01 to $181,481

13%	$177,922.01 to $237,230	$181,481.01 to $241,974

14%	$237,230.01 to $355,845	$241,974.01 to $362,961

15%	$355,845.01 and up	$362,961.01 and up

*	Bracket thresholds have increased by 2% from 2024 due to the Alberta escalator.

Alberta Child and Family Benefit Program Parameters

(dollars)

	July 2024 - June 2025		July 2025 - June 2026

Program Parameters	Base Component	Working Component	Base Component	Working Component

Benefit amounts

1 child	1,469	752	1,499	767

2 children	2,204	1,437	2,248	1,465

3 children	2,939	1,847	2,997	1,883

4 or more children	3,674	1,982	3,746	2,021

Income phase-out threshold	27,024	45,285	27,565	46,191

*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.
*	Benefit amounts and phase-out thresholds have increased by 2% from 2024 due to the Alberta escalator.

124	Tax Plan | Fiscal Plan 2025 – 28

Tax Expenditure Estimates, 2025
(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	42.4

Social assistance payments exemption	8.9

Union and professional dues deduction	54.1

Child care expense deduction	37.4

Flow-through share deduction	9.2

Capital gains inclusion rate (50%)	490.3

Lifetime capital gains exemption	160.4

Security options deduction	63.7

Northern residents deduction	38.6

Provincial Measures

Basic personal amount	4,899.0

Spousal amount	267.4

Eligible dependant amount	103.4

Age amount	129.0

Pension income amount	63.7

Caregiver amount	25.7

Disability amount	81.6

Disability amount transferred from a dependant	73.2

Interest paid on student loans	2.5

Amounts transferred from a spouse or common-law partner	25.8

Medical expenses	83.6

Donations and gifts	370.5

Political contributions	5.5

Supplemental amount	5.8

Corporate Income Tax

Small business rate	989.7

Donations and gifts	26.7

Agri-processing Investment Tax Credit (APITC)	0.0

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	241.3

Alberta Farm Fuel Benefit (marked fuel)	62.4

Reduced rate for locomotive fuel	23.5

Exemption for aviation fuel used on international flights	5.2

Education Property Tax

Community Revitalization Levy	21.6

Transfers Through the Tax System[a]

Innovation Employment Grant (IEG)	117.9

Alberta Child and Family Benefit (ACFB)	375.0

Film and Television Tax Credit (FTTC)	95.0

*	Due to interactions between tax expenditures, they cannot generally be added together to determine the fiscal impacts of concurrently eliminating multiple tax expenditures.
*	Personal income tax and education property tax expenditures are reported on a calendar year basis. The remaining expenditures are reported on a fiscal year (2025-26) basis.
[a]

Transfers through the tax system are reported in ministries’ operating expense. The amount for the ACFB is reported by Children and Family Services, the amount for the IEG is reported by Technology and Innovation, and the amount for the FTTC is reported by Jobs, Economy and Trade.

Tax Plan | Fiscal Plan 2025 – 28	125

Interprovincial Tax Comparison, 2025
(dollars)
	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $35,000 – One Income Couple with Two Children

Provincial income tax	(2,785)	(3,015)	(1,728)	(28)	(3,987)	(8,691)	-	988	-	-

Provincial sales tax	-	933	957	1,520	358	835	1,583	2,318	2,172	1,341

Health premium	-	-	-	-	300	-	-	-	-	-

Payroll tax	-	384	-	294	416	1,028	-	-	-	345

Fuel tax & net carbon tax	390	366	450	360	356	576	326	465	254	383

Total	(2,395)	(1,332)	(321)	2,146	(2,557)	(6,252)	1,909	3,771	2,426	2,069

Alberta Tax Advantage		1,063	2,074	4,541	(162)	(3,857)	4,304	6,166	4,821	4,464

Employment Income of $75,000 – One Income Couple with Two Children

Provincial income tax	1,672	569	1,037	3,892	1,804	(1,620)	4,243	6,364	4,967	5,116

Provincial sales tax	-	1,173	1,219	1,925	2,053	2,919	2,859	2,917	2,965	2,960

Health premium	-	-	-	-	600	-	-	-	-	-

Payroll tax	-	822	-	631	892	2,204	-	-	-	740

Fuel tax & net carbon tax	390	560	450	360	356	576	326	465	254	383

Total	2,062	3,124	2,706	6,808	5,705	4,079	7,428	9,746	8,186	9,199

Alberta Tax Advantage		1,062	644	4,746	3,643	2,017	5,366	7,684	6,124	7,137

Employment Income of $ 100,000 – Two Income Couple with Two Children

Provincial income tax	3,054	1,045	2,993	4,996	1,778	1,072	5,278	7,068	5,963	5,737

Provincial sales tax	-	1,382	1,416	2,271	2,613	3,731	3,552	3,492	3,529	3,537

Health premium	-	-	-	-	900	-	-	-	-	-

Payroll tax	-	1,097	-	841	1,189	2,938	-	-	-	986

Fuel tax & net carbon tax	585	1,497	675	540	533	864	489	698	381	574

Total	3,639	5,021	5,084	8,648	7,013	8,605	9,319	11,258	9,873	10,834

Alberta Tax Advantage		1,382	1,445	5,009	3,374	4,966	5,680	7,619	6,234	7,195

Employment Income of $ 200,000 – Two Income Couple with Two Children

Provincial income tax	10,609	8,605	12,716	15,467	9,784	16,053	15,963	20,499	18,258	17,268

Provincial sales tax	-	2,209	2,248	3,590	4,234	5,878	5,647	5,497	5,571	5,604

Health premium	-	-	-	-	1,350	-	-	-	-	-

Payroll tax	-	2,193	-	1,682	2,378	5,877	-	-	-	1,972

Fuel tax & net carbon tax	585	2,047	675	540	533	864	489	698	381	574

Total	11,194	15,054	15,639	21,279	18,279	28,672	22,099	26,694	24,210	25,418

Alberta Tax Advantage		3,860	4,445	10,085	7,085	17,478	10,905	15,500	13,016	14,224

Calculations are based on other provinces’ tax parameters known as of February 3, 2025.

*	Health premiums are assumed to be borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.
*	Fuel tax is based on estimated consumption of 3,000 litres of gasoline per year for one-income families and 4,500 litres of gasoline for two-income families.
*	Fuel tax rates are prorated based on known relief measures.
*

Net carbon tax reflects direct provincial taxes and rebates only and is based on the estimated fuel tax gasoline consumption and base natural gas consumption of 135 GJ/year for a family of four, adjusted based on provincial home heating consumption patterns. The cap-and-trade system in Quebec, as well as the fuel charge and rebate under the federal carbon pricing backstop, are excluded.

*	RRSP/RPP contributions of $0, $6,000, $10,000 and $25,000 are included in the calculation of personal income tax for the families with incomes of $35,000, $75,000, $100,000 and $200,000, respectively.
*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.
*	The children are assumed to be 6 and 12 years old.

126	Tax Plan | Fiscal Plan 2025 – 28

Major Provincial Tax Rates, 2025

		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Statutory rate range

lowest rate	(%)	8.00	5.06	10.50	10.80	5.05	14.00[a]	9.40	8.79	9.50	8.70

highest rate	(%)	15.00	20.50	14.50	17.40	13.16	25.75[a]	19.50	21.00	19.00	21.80

Surtax	(%)	-	-	-	-	20/36[b]	-	-	-	-	-

Combined federal/provincial top marginal rate[c]	(%)	48.00	53.50	47.50	50.40	53.53	53.31	52.50	54.00	52.00	54.80

Personal amount	($)	22,323	12,932	19,491	15,969	12,747	18,571	13,396	11,744[d]	14,250	11,067

Spousal amount	(max.$)	22,323	11,073	19,491	9,134	10,823	18,571e	10,499	11,744[d]	12,103	9,043

Corporate Income Tax

General rate	(%)	8.0	12.0	12.0	12.0	11.5	11.5	14.0	14.0	16.0	15.0

M&P rate	(%)	8.0	12.0	10.0	12.0	10.0	11.5	14.0	14.0	16.0	15.0

Small business

rate	(%)	2.0	2.0	1.0[f]	0.0	3.2	3.2	2.5	2.5	1.0	2.5

threshold	($000)	500	500	600	500	500	500	500	500	500	500

Capital Tax

Financial institutions	(max.%)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0

Sales Tax	(%)	-	7.0	6.0	7.0	8.0	9.975	10.0	10.0[h]	10.0	10.0

Taxes on Gasoline[g]	(¢/litre)	13.00[i]	32.11[j]	15.00	12.50	9.00[k,l]	19.20[j,k]	10.87[k]	15.50[k]	8.47[k]	7.50[k,m]

Tobacco Tax	($/carton)	60.00	65.00[k]	58.00[k]	60.00[k]	36.95[k]	41.80	51.04[k]	59.04[k]	59.04[k]	65.00[k]

Payroll Tax	(max.%)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of February 3, 2025.

[a]	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
[b]	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $5,710 and an additional 36% of basic tax in excess of $7,307.
[c]	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
[d]	Nova Scotia includes a supplemental $3,000, which phases out by 6% on income above $25,000 and reaches $0 at an income of $75,000.
[e]	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
[f]

Saskatchewan’s small business tax rate was reduced from 2% to 0% on October 1, 2020, as a temporary measure. The rate was later increased to 1% on July 1, 2023. The rate will return to 2% on July 1, 2025.

[g]	Taxes on gasoline include provincial gasoline and carbon taxes. The cap-and-trade system in Quebec, as well as the fuel charge under the federal carbon pricing backstop, are excluded.
[h]	Nova Scotia will reduce the provincial portion of their HST to 9% on April 1, 2025.
[i]	Alberta fuel tax rates are determined quarterly based on average oil prices.
[j]	Different rates based on region are not included in the rate shown, such as 18.5 ¢/litre in the greater Vancouver area or the 3 ¢/litre increase in the Montreal area.
[k]	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
[l]	Ontario temporarily reduced its gasoline tax rate to 9 ¢/litre. It is set to return to 14.7 ¢/litre on July 1, 2025.
[m]	Newfoundland and Labrador temporarily reduced its gasoline tax rate to 7.5 ¢/litre. It is set to return to 14.5 ¢/litre on April 1, 2025.

Tax Plan | Fiscal Plan 2025 – 28	127

BLANK PAGE

128	Tax Plan | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Debt and Savings

129

Debt and Savings	131

Provincial Debt Outstanding	131

Taxpayer Supported Debt and Net Debt Projections	132

Debt Servicing Costs	134

Debt Retirement Account	134

Savings	135

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Debt and Savings

Provincial Debt Outstanding

The Province borrows money for a number of reasons: to support its fiscal and capital plans, to manage short-term cash movements, to maintain its cash reserve, to refinance maturing debt, and to lend money to various provincial corporations and to local authorities.	Composition of Alberta Debt March 31, 2024
On March 31, 2024, Alberta had $107.9 billion in total debt outstanding. This includes all debt issued by the Province of Alberta, money borrowed directly by Crown Agencies prior to 2011, and P3 contracts. Of the total, $8.1 billion is lent to government-business enterprises (or GBEs). GBEs’ debt is listed on their financial statements and is not consolidated with provincial debt on the government’s financial statements. The remainder of $99.8 billion is shown in the consolidated statement of financial position. It is comprised of $82.1 billion in taxpayer supported debt and $17.7 billion in self-supported debt.
The Province’s debt management strategy is to minimize interest costs while prudently managing interest rate, refinancing, liquidity, and other risks. There are three key strategies. Maintaining access to multiple markets reduces interest costs and enhances liquidity. Managing the maturities of the debt minimizes the amount of debt maturing in any year, which reduces refinancing and interest rate risk. Liquidity risk is reduced further by holding a prudent amount of cash to meet expected near-term cash flows, which also helps to avoid issuing debt in unfavourable market conditions.

As of March 31, 2024, outstanding short-term debt (maturity up to one year) was $10.5 billion, and outstanding long-term debt (maturity greater than one year) was $94.5 billion. The Province also had $2.6 billion in P3 liabilities at that time.

Composition of Alberta Debt March 31, 2024

The Province issues short-term debt for two purposes. First, it is often issued to manage fluctuating short-term cash balances. Second, it is often re-financed upon maturity to mimic debt with a floating interest rate. Floating interest rate debt is desirable when short-term interest rates are lower than long-term interest rates. Long-term debt is raised in Canadian and global capital markets through the sale of bonds to investors, including pension funds, insurance companies, banks, central banks, and other institutional investment managers.

The Province borrows from multiple markets across the globe to lower costs and maintain strong access to liquidity. While most long-term debt is issued in Canadian markets, the Province will raise long-term debt in foreign markets when it is more cost-effective to do so or when Canadian markets are difficult to access. It is important to note that the Province takes no currency-related risks when issuing debt in foreign currencies, as all foreign currency debt is hedged back to Canadian dollars.
When managing debt maturities, the Province takes into consideration several factors including current debt needs and marketability. The long-term debt

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schedule shows four significant maturity periods which are 2025-26, 2030-31, 2048-49, and 2050-51. This stems from a combination of elevated borrowing due to the Province’s previous fiscal conditions and additional borrowing related to the COVID-19 pandemic.

Long-Term Debt Maturities
March 31, 2024
(billions of dollars)

Taxpayer Supported Debt and
Net Debt Projections

Taxpayer supported debt outstanding is estimated to total $85.4 billion at the end of 2024-25 and $82.8 billion at the end of 2025-26. These estimates are $2.4 billion lower and $1.8 billion higher than what was estimated in Budget 2024. The main reason for the increase in 2025-26 is the forecast deficit in Budget 2025.

Taxpayer Supported Debt (billions of dollars)

132	Debt and Savings | Fiscal Plan 2025 – 28

Net financial debt, or net debt, is a key liquidity metric that the Province monitors. Net debt shows how much debt the Province has on its balance sheet that is not offset by assets, such as the Heritage Fund. Net debt is forecast to be $36.6 billion at the end of 2024-25 and $43 billion at the end of 2025-26. The increase in net debt is due to the reported deficits and the increased capital plan.

Net Debt (millions of dollars)

The net debt to GDP ratio is an important consideration for investors purchasing Alberta bonds. The lower net debt to GDP ratio, the lower the default risk for investors. Over the last five years, Alberta’s average net debt to GDP ratio was 15.34 per cent, which is the lowest among provinces. The ratio is forecast at 7.6 per cent for 2024-25 and 8.7 per cent for 2025-26.

Net Debt to GDP

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Net Debt to GDP Provinces

Debt Servicing Costs

Consolidated debt servicing costs are forecast at $3.2 billion in 2024-25 and $3.0 billion in 2025-26. Debt servicing costs on taxpayer supported debt are projected to be $2.4 billion in 2024-25 and $2.3 billion in 2025-26. The main driver of the small decreases in debt servicing costs year over year is the expected reduction in interest rates.

Debt Servicing Costs
(millions of dollars)

Debt Retirement Account

Beginning in 2023-24, the Province proactively started borrowing in advance of its immediate cash needs to ensure a seamless and cost-effective refinancing process for its larger bond maturities. These funds are held in a designated Debt Retirement Account (DRA), which invests in high-quality fixed income securities that align with upcoming debt maturities. This approach ensures the

134	Debt and Savings | Fiscal Plan 2025 – 28

Province can repay its debt when due. By utilizing the DRA, the Province has the flexibility to issue debt when market conditions are favorable, avoiding the potential need for higher-cost borrowing. This strategy will continue to be an essential tool in managing upcoming periods with a high concentration of debt maturities. Additionally, any increases in debt servicing costs will largely be offset by the investment income earned through the DRA assets.

Savings

Over the past fifty years the Alberta government has established several important savings and endowment funds. These include the Alberta Heritage Savings Trust Fund, the Alberta Heritage Foundation for Medical Research Endowment Fund, the Alberta Heritage Science and Engineering Research Endowment Fund, and the Alberta Heritage Scholarship Fund. These funds are designed to stabilize government revenues, strengthen the Province’s long-term financial security, and foster innovation and education.

Alberta Heritage Savings Trust Fund: Securing Alberta’s Future

Established in 1976 with an initial investment of $1.5 billion, the Alberta Heritage Savings Trust Fund (Heritage Fund) was created to collect a portion of the Province’s non-renewable resource revenues for the benefit of future generations of Albertans. Initially 30 per cent of these revenues were allocated to the Heritage Fund, but economic challenges in the 1980s led to a reduction and eventual halt in regular contributions by 1987.

Over the years, a significant portion of the Heritage Fund’s earnings has been used to support essential government services such as health care, education, and infrastructure. While this has benefited Albertans, it has also limited the Fund’s ability to compound returns and grow over time. Since its inception, the Heritage Fund has generated $51.8 billion in accumulated net income, with only $8.8 billion being retained by the Fund. As of December 31, 2024, the fair value of Heritage Fund investments was $25.0 billion.

Budget 2024 signaled a renewed commitment by government to the Heritage Fund’s original principles, which focused on sustainable growth and revenue stability. This aligns with Alberta’s fiscal framework, introduced in Budget 2023, which mandates allocating a portion of surplus cash to savings. Recent reforms and measures to further expand and strengthen the Heritage Fund include:

• Income retention: Amended legislation allows for 100 per cent of the Heritage Fund’s net earnings to be reinvested within the Fund, which protects the Heritage Fund against inflation and allows all income to be compounded.

• New investment: The government is depositing an additional $2 billion into the Heritage Fund in 2024-25, representing the single largest contribution to the Fund in decades.

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• Revitalized growth: The government has a strategy to grow the Heritage Fund to $250 billion or more by 2050, as outlined in “Renewing the Alberta Heritage Savings Trust Fund: A Roadmap to Securing Alberta’s Future” (released January 29, 2025). The underlying investment strategy prioritizes asset growth using a prudent governance approach which, over time, will enhance Alberta’s fiscal resilience against fluctuations or declines in non-renewable resource revenues.

Growing the Heritage Fund
(billions of dollars)

Heritage Fund Opportunities Corporation: Driving Long-term Performance

To help the Heritage Fund reach the $250 billion by 2050 target, the Alberta government established the Heritage Fund Opportunities Corporation (HFOC). This independent provincial corporation will operate at arm’s-length from government, with a governance framework centered on transparency, accountability, and sound financial stewardship.

HFOC’s mandate is to maximize long-term returns on a portion of Heritage Fund assets, using an efficient, made-in-Alberta investment model to strengthen asset diversification and encourage capital appreciation. Investments will align with Alberta’s broader economic goals and identity, fostering growth in sectors beyond traditional oil and natural gas, to help mitigate risks associated with non-renewable resource revenue volatility. In line with the overall mandate, any potential investments in Alberta will be neither privileged nor disadvantaged, but rather evaluated solely on the basis of best return.

HFOC’s success will be driven by:

• Strategic investments: Expanding the Province’s investment footprint in high-growth sectors such as technology and infrastructure, supporting areas that matter to Albertans while optimizing returns.

• Global partnerships: Collaborating with leading institutional investors and global wealth funds to bring advanced expertise and exclusive investment opportunities to Alberta.

136	Debt and Savings | Fiscal Plan 2025 – 28

• Strong governance: Operating independently under the leadership of a professional board of directors, ensuring responsible investment oversight and financial sustainability.

The creation of HFOC is a crucial step in transforming Alberta’s resource wealth into enduring financial wealth. By following a disciplined, long-term investment strategy, HFOC will drive significant asset growth, ensuring future generations of Albertans benefit from a stable, substantial, and well-managed Heritage Fund.

Alberta’s Endowment Funds: Investing in People and Innovation

In addition to the Heritage Fund, the Alberta government has established three key endowment funds to support research, education, and economic diversification within the Province:

• Alberta Heritage Foundation for Medical Research Endowment Fund: This endowment was established in 1980 with a $300 million investment. It supports health research in local communities, driving advancements in medical technologies and improving healthcare outcomes for Albertans. The Fund has made significant financial contributions to health and medical initiatives, and has grown to more than $2.6 billion as of December 31, 2024.

• Alberta Heritage Science and Engineering Research Endowment Fund: Created in 2000, this endowment supports advancements and innovation in science and engineering, and promotes technology commercialization to improve Alberta’s global competitiveness in these fields. As of December 31, 2024, the value of the Fund exceeded $1.5 billion.

• Alberta Heritage Scholarship Fund: This endowment provides scholarships and bursaries to post-secondary students within the Province, enhancing access to advanced education and fostering a skilled workforce to benefit Alberta’s future economy. Starting with an initial $100 million deposit in 1980, the Fund has grown to more than $1.7 billion as of December 31, 2024. In the past decade, nearly 240,000 scholarships have been awarded to students in support of their higher learning pursuits.

Creating A Lasting Financial Legacy for Alberta

With new reforms to strengthen the Alberta Heritage Savings Trust Fund, the launch of the Heritage Fund Opportunities Corporation, and continued investment in research, innovation, and education through major endowments, Alberta is taking steps to secure a sustainable and prosperous future. These initiatives will continue to stabilize, grow, and diversify the provincial economy, building financial resilience and opportunity, while delivering lasting economic benefits for all Albertans.

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Borrowing Requirements

(millions of dollars)

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Estimate*	2026-27 Target	2027-28 Target

Taxpayer supported debt	7,471	7,289	5,293	9,651	12,380	19,574

Self supported debt**	438	503	120	270	366	310

Government business enterprises	634	408	1,150	1,486	1,184	922

Subtotal borrowing requirements	8,543	8,200	6,563	11,407	13,930	20,806

Borrowing for future debt requirement	4,885	11,600	4,752	-

Total borrowing requirements	13,428	19,800	11,315	11,407	13,930	20,806

*	Adjusted for prefunding of $9.95 billions

**	Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities

Borrowing Sources

(millions of dollars)

	2023-24 Actual	2024-25 Budget	2024-25 Forecast	2025-26 Estimate	2026-27 Target	2027-28 Target

Money market (net change)	8,150	2,000	-	2,281	2,786	4,161

Term debt	5,278	17,800	11,315	9,126	11,144	16,645

Total borrowing sources	13,428	19,800	11,315	11,407	13,930	20,806

Annual Debt Maturities

(millions of dollars)

	2023-24	2024-25	2025-26	2026-27	2027-28

Long Term	7,522	5,821	12,634	5,825	7,320

Short Term	2,364	10,514	4,735	-	-

Total	9,886	16,335	17,369	5,825	7,320

138	Debt and Savings | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Tables

139

Note: Amounts presented in tables may not add to totals due to rounding.

140	Tables | Fiscal Plan 2025 – 28

Summary Statement of Operations

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Tax revenue	26,747	28,645	29,466	28,837	30,151	31,390

Non-renewable resource revenue	19,287	17,315	21,509	17,067	17,620	17,815

Federal transfers	12,336	12,640	12,958	13,287	13,753	14,228

Investment income	4,581	3,267	5,171	2,882	3,135	3,467

Other	11,782	11,670	11,587	12,064	12,732	13,069

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Expense

Operating expense	58,143	60,124	62,098	64,311	64,831	66,464

Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

Amortization / inventory consumption / loss on disposals	4,399	4,564	4,688	4,993	5,127	5,137

Debt servicing costs	3,149	3,389	3,199	2,968	3,258	3,629

Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

Disaster and emergency assistance	3,025	-	2,017	-	-	-

Expense before contingency	70,447	71,182	74,932	75,349	76,518	78,316

Contingency (forecast un-allocated)	-	2,000	-	4,000	3,300	3,700

Total Expense	70,447	73,182	74,932	79,349	79,818	82,016

Surplus / (deficit)	4,285	355	5,760	(5,211)	(2,428)	(2,047)

Summary Statement of Financial Position

(millions of dollars)

	At March 31
	2024 Actual	2025 Forecast	2026 Estimate	2027 Target	2028 Target

Financial Assets	86,889	91,024	84,352	85,581	92,124

Liabilities	128,253	127,598	127,400	132,036	142,041

Net Financial Assets / (Debt)	(41,364)	(36,574)	(43,048)	(46,455)	(49,917)

Capital / Other Non-financial Assets	61,515	62,544	63,755	64,700	66,075

Deferred capital contributions	(3,964)	(4,023)	(3,970)	(3,937)	(3,898)

Net Assets	16,187	21,947	16,736	14,308	12,262

Net assets at the beginning of the year	8,500	12,649	18,409	13,198	10,770

Surplus / (Deficit)	4,285	5,760	(5,211)	(2,428)	(2,047)

Adjustment to net assets [a]	(136)	-	-	-	-

Net - Operating assets at end of year	12,649	18,409	13,198	10,770	8,723

Accumulated remeasurement gains / losses at the beginning of the year	3,538	3,538	3,538	3,538	3,538

Adjustments to remeasurement gains and losses	-	-	-	-	-

Net assets at end of year	16,187	21,947	16,736	14,308	12,261

Net debt to GDP	-9.4%	-7.6%	-8.7%	-9.0%	-9.3%

[a]	Includes adjustments to net assets as reported in the annual consolidated financial statements.

Tables | Fiscal Plan 2025 – 28	141

Schedule 1: Consolidated Fiscal Summary

(millions of dollars)

		2023-24	2024-25		2025-26	2026-27	2027-28
Statement of Operations		Actual	Budget[a]	Forecast	Estimate	Target	Target

1 Total Revenue		74,732	73,537	80,692	74,138	77,390	79,969

Expense

2	Operating expense	58,143	60,124	62,098	64,311	64,831	66,464

3	% change from prior year	6.2	3.4	6.8	3.6	0.8	2.5

4	Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

5	Amortization / inventory consumption / loss on disposals	4,399	4,564	4,688	4,993	5,127	5,137

6	Taxpayer-supported debt servicing costs	2,250	2,608	2,440	2,348	2,622	2,960

7	Self-supported debt servicing costs	899	781	759	620	636	669

8	Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

9	Disaster and emergency assistance	3,025	-	2,017	-	-	-

10	Expense before contingency	70,447	71,182	74,932	75,349	76,518	78,316

11	Contingency (forecast un-allocated)	-	2,000	-	4,000	3,300	3,700

12 Total Expense		70,447	73,182	74,932	79,349	79,818	82,016

13 Surplus / (Deficit)		4,285	355	5,760	(5,211)	(2,428)	(2,047)

Capital Plan

14	Capital grants	2,103	3,469	3,294	3,452	3,686	3,476

15	Capital investment	4,197	4,830	4,371	5,187	4,990	5,356

16 Total Capital Plan		6,300	8,299	7,665	8,639	8,676	8,831

Cash adjustments / borrowing requirements				(at March 31)

17 Cash at start of year / Alberta Fund		5,136	3,218	3,667	2,167	-	-

18	Alberta Fund allocation - Heritage Fund	-	(2,000)	(2,000)	(1,084)	-	-

19 Surplus / (deficit)		4,285	355	5,760	(5,211)	(2,428)	(2,047)

Cash adjustments (for details, see table on page 149)

20	Retained income of funds and agencies	(972)	(2,100)	(2,996)	(1,949)	(2,822)	(3,275)

20	Other cash adjustments	1,280	279	(299)	533	(14)	(368)

21	Capital cash adjustments	(2,397)	(2,257)	(2,065)	(1,915)	(2,323)	(2,770)

22	ATB Financial dividend	-	100	100	100	100	100

Surplus cash (cash at start of year + surplus +/- net

23 cash adjustments)[b]		7,333	(2,405)	2,167	(7,358)	(7,487)	(8,360)

24	Less: Taxpayer-supported debt repayment	(3,666)	-	(1,084)	-	-	-

25	Less: Allocation to Alberta Fund	(3,667)	-	(1,084)	-	-	-

26	Direct borrowing required	-	2,405	-	7,358	7,487	8,360

26	Cash at end of year	-	-	2,167	-	-	-

	Taxpayer-supported Liabilities / Borrowing			(at March 31)

	Liabilities for Capital Projects

27	Opening balance	45,525	47,594	47,594	37,554	44,819	52,209

28	Alternative financing (P3s – public-private partnerships)	64	1	1	-	-	-

29	P3 principal repayments	(92)	(98)	(98)	(103)	(108)	(112)

30	Net borrowing / principal repay. / amort. issue costs	2,097	2,404	10	7,368	7,498	8,370

31	Total Liabilities for Capital Projects	47,594	49,901	47,506	44,819	52,209	60,467

	Borrowing for the Fiscal Plan

32	Opening balance	33,763	37,452	37,930	37,936	37,937	37,938

33	Net borrowing / principal repay. / amort. issue costs	478	478	6	1	1	1

34	Total Borrowing for the Fiscal Plan / Other	34,241	37,930	37,936	37,937	37,938	37,939

35	Total Taxpayer-supported Debt - Capital Projects / Fiscal Plan	81,835	87,830	85,442	82,756	90,147	98,406

142	Tables | Fiscal Plan 2025 – 28

Schedule 2: Statement of Financial Position
(millions of dollars)
	At March 31
	2024 Actual	2025 Forecast	2026 Estimate	2027 Target	2028 Target

Financial Assets

Alberta Heritage Savings Trust Fund	20,872	23,439	24,427	25,655	27,118

Endowment funds:

Alberta Heritage Foundation for Medical Research	2,202	2,503	2,602	2,715	2,848

Alberta Heritage Science and Engineering Research	1,288	1,460	1,516	1,581	1,657

Alberta Heritage Scholarship	1,459	1,621	1,687	1,761	1,847

Alberta Enterprise Corporation	337	336	332	328	323

General Revenue Fund cash	1,984	1,084	-	-	-

General Revenue Fund cash - debt retirement	5,035	9,982	-	-	-

Alberta Fund	3,667	1,084	-	-	-

Self-supporting lending organizations / activities:

Local authority loans	14,590	14,804	15,555	16,191	16,588

Agriculture Financial Services Corporation	2,966	2,931	3,985	5,177	6,527

Equity in commercial enterprises	862	587	552	271	61

Student loans	4,640	4,983	5,300	5,682	6,124

Technology Innovation and Emissions Reduction Fund	1,017	1,070	1,070	1,070	1,070

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	25,970	25,140	27,325	25,150	27,960

Total Financial Assets	86,889	91,024	84,352	85,581	92,124

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	44,957	44,967	42,383	49,881	58,250

Alternative financing (P3s - public-private partnerships - Capital Plan)	2,637	2,539	2,436	2,328	2,216

Debt issued to reduce pre-1992 TPP unfunded liability	478	478	478	478	478

Direct borrowing for the Fiscal Plan	33,763	37,458	37,459	37,460	37,461

Total taxpayer-supported debt	81,835	85,442	82,756	90,147	98,406

Self-supporting lending organization / activities debt:

Debt issued to finance local authority loans	14,590	14,804	15,555	16,191	16,588

Agriculture Financial Services Corporation	3,125	3,282	3,499	3,719	3,941

Total debt	99,550	103,528	101,810	110,057	118,935

Coal phase-out liabilities	609	531	449	364	277

Pension liabilities	7,904	7,541	7,166	6,782	6,393

Asset retirement obligations	2,391	2,402	2,414	2,426	2,438

Other liabilities (including SUCH sector / Alberta Innovates Corp.)	17,799	13,596	15,562	12,407	13,998

Total Liabilities	128,253	127,598	127,400	132,036	142,041

Net Financial Assets / (Debt)	(41,364)	(36,574)	(43,048)	(46,455)	(49,917)

Capital / Other Non-financial Assets	61,515	62,544	63,755	64,700	66,075

Deferred capital contributions	(3,964)	(4,023)	(3,970)	(3,937)	(3,898)

Net Assets	16,187	21,947	16,736	14,308	12,261

Net Assets - operating	12,649	18,409	13,198	10,770	8,723

Accumulated remeasurement gains	3,538	3,538	3,538	3,538	3,538

Change in Net Assets - statement of operations (before adjustments)	4,285	5,760	(5,211)	(2,428)	(2,047)

Net financial debt / GDP (calendar year, nominal)	-9.4%	-7.6%	-8.7%	-9.0%	-9.3%

Tables | Fiscal Plan 2025 – 28	143

Schedule 3: Statement of Operations
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Personal income tax	15,160	15,604	16,120	15,510	16,271	16,981

Corporate income tax	7,044	7,028	7,351	6,764	6,938	7,254

Other taxes	4,543	6,013	5,995	6,563	6,941	7,156

Non-renewable resource revenue	19,287	17,315	21,509	17,067	17,620	17,815

Transfers from Government of Canada	12,336	12,640	12,958	13,287	13,753	14,228

Investment income	4,581	3,267	5,171	2,882	3,135	3,467

Net income from govt. business enterprises	1,237	2,123	2,064	2,016	2,506	2,568

Premiums, fees and licences	5,565	5,383	5,565	5,636	5,874	6,032

Other	4,979	4,164	3,958	4,412	4,353	4,469

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Expense

Advanced Education	6,823	7,049	7,342	7,411	7,411	7,411

Affordability and Utilities	127	92	132	168	169	166

Agriculture and Irrigation	2,650	993	2,066	984	995	927

Arts, Culture and Status of Women	262	260	251	226	212	220

Children and Family Services	1,606	1,498	1,504	1,595	1,645	1,650

Education	9,393	9,759	9,972	10,398	10,791	11,213

Energy and Minerals	965	1,041	1,057	1,122	991	1,014

Environment and Protected Areas	465	557	458	570	523	537

Executive Council	48	63	62	67	67	67

Forestry and Parks	1,166	410	1,116	403	405	395

Health	22,091	22,602	23,695	24,037	24,557	25,724

Immigration and Multiculturalism	39	42	40	42	42	42

Indigenous Relations	225	220	237	238	237	238

Infrastructure	862	885	944	921	952	933

Jobs, Economy and Trade	1,558	1,862	1,949	2,315	1,767	1,773

Justice	659	691	694	707	716	711

Mental Health and Addiction	1,588	1,700	1,741	1,792	1,788	1,761

Municipal Affairs	989	1,287	1,311	1,388	1,377	1,475

Public Safety and Emergency Services	1,494	1,279	1,460	1,350	1,367	1,366

Seniors, Community and Social Services	8,929	9,590	9,770	10,603	10,712	10,867

Service Alberta and Red Tape Reduction	179	203	208	203	203	203

Technology and Innovation	812	938	930	1,010	1,109	917

Tourism and Sport	112	136	136	133	125	121

Transportation and Economic Corridors	2,205	2,734	2,715	2,681	3,042	2,892

Treasury Board and Finance	2,260	2,108	2,159	2,227	2,256	2,265

Legislative Assembly	162	158	148	164	185	188

Total Program Expense	67,670	68,157	72,096	72,756	73,645	75,077

Debt servicing costs	3,149	3,389	3,199	2,968	3,258	3,629

Pension provisions	(372)	(364)	(363)	(375)	(384)	(389)

Expense before contingency	70,447	71,182	74,932	75,349	76,518	78,316

Surplus / (deficit) before contingency	4,285	2,355	5,760	(1,211)	872	1,653

Contingency (forecast un-allocated)	-	2,000	-	4,000	3,300	3,700

Total Expense	70,447	73,182	74,932	79,349	79,818	82,016
Surplus / (deficit)	4,285	355	5,760	(5,211)	(2,428)	(2,047)

Beginning net assets (+ adjustments)	11,902	16,187	16,187	21,947	16,736	14,308

Net assets at end of year	16,187	16,542	21,947	16,736	14,308	12,261

144	Tables | Fiscal Plan 2025 – 28

Schedule 4: Revenue
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Income Taxes

Personal income tax	15,160	15,604	16,120	15,510	16,271	16,981

Corporate income tax	7,044	7,028	7,351	6,764	6,938	7,254

	22,204	22,632	23,471	22,274	23,209	24,235

Other Taxes

Education property tax	2,526	2,733	2,732	3,124	3,435	3,576

Fuel tax / electric vehicle tax	269	1,398	1,415	1,438	1,457	1,481

Tobacco / vaping taxes	439	473	437	420	385	354

Insurance taxes	858	908	906	972	1,043	1,120

Cannabis tax	210	196	210	215	218	222

Tourism levy	116	118	120	122	126	129

Other taxes	125	187	175	272	277	272

	4,543	6,013	5,995	6,563	6,941	7,156

Non-Renewable Resource Revenue

Bitumen royalty	14,518	12,538	16,859	12,830	13,138	13,499

Crude oil royalty	2,972	2,779	2,946	2,510	2,530	2,695

Natural gas and by-products royalty	1,058	1,468	1,161	1,228	1,434	1,093

Bonuses and sales of Crown leases	499	321	382	361	380	392

Rentals and fees / coal royalty	242	209	161	138	137	136

	19,287	17,315	21,509	17,067	17,620	17,815

Transfers from Government of Canada

Canada Health Transfer	5,964	6,164	6,156	6,560	7,033	7,456

Canada Social Transfer	1,908	2,001	1,993	2,089	2,197	2,285

Direct transfers to SUCH sector / Alberta Innovates Corporation	608	633	668	693	704	715

Infrastructure support	715	840	875	807	981	981

Agriculture support programs	615	537	578	552	595	628

Labour market agreements	322	322	257	257	257	257

Early learning child care agreements	881	1,139	1,251	1,147	1,121	1,121

Other (includes Fiscal Stabilization payment in 2023-24)	1,323	1,004	1,180	1,182	864	784

	12,336	12,640	12,958	13,287	13,753	14,228

Investment Income

Alberta Heritage Savings Trust Fund	2,065	1,042	2,298	1,129	1,373	1,612

Endowment funds	527	291	673	261	290	334

Income from local authority loans	802	758	725	577	592	626

Agriculture Financial Services Corporation	93	148	154	149	155	166

Other (includes SUCH sector)	1,095	1,028	1,321	767	725	729

	4,581	3,267	5,171	2,882	3,135	3,467

Net Income from Government Business Enterprises

AGLC – Gaming / lottery	1,569	1,487	1,518	1,540	1,577	1,621

AGLC – Liquor	791	808	778	783	770	761

AGLC – Cannabis	11	7	9	9	14	25

ATB Financial	337	266	285	285	353	410

Balancing Pool	160	65	61	57	53	56

Other (CUDGCo / APMC / PSIs)	(1,630)	(509)	(586)	(659)	(260)	(306)

	1,237	2,123	2,064	2,016	2,506	2,568

Premiums, Fees and Licences

Post-secondary institution tuition fees	1,836	1,999	2,154	2,133	2,214	2,260

Health / school board fees and charges	818	845	906	912	937	961

Motor vehicle licences	969	594	598	634	643	642

Crop, hail and livestock insurance premiums	619	695	630	674	723	785

Energy industry levies	400	394	406	429	453	476

Other	924	856	873	854	903	908

	5,565	5,383	5,565	5,636	5,874	6,032

Other

SUCH sector sales, rentals and services	1,123	947	1,024	1,277	1,310	1,374

SUCH sector fundraising, donations, gifts and contributions	788	784	848	821	866	882

AIMCo investment management charges	860	936	946	988	1,012	1,018

Fines and penalties	174	203	203	186	186	186

Refunds of expense	431	137	146	171	174	171

Technology Innovation and Emissions Reduction Fund	907	539	265	409	271	313

Miscellaneous	696	618	525	560	535	525

	4,979	4,164	3,958	4,412	4,353	4,469

Total Revenue	74,732	73,537	80,692	74,138	77,390	79,969

Tables | Fiscal Plan 2025 – 28	145

Schedule 5: Operating Expense
(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	6,233	6,305	6,628	6,635	6,629	6,629

Affordability and Utilities	119	84	124	160	161	158

Agriculture and Irrigation	743	870	830	860	851	842

Arts, Culture and Status of Women	132	157	146	157	162	151

Children and Family Services	1,603	1,498	1,503	1,595	1,645	1,650

Education	8,878	9,252	9,457	9,883	10,285	10,708

Energy and Minerals	822	816	880	892	918	933

Environment and Protected Areas	377	512	408	514	478	492

Executive Council	47	63	62	67	67	67

Forestry and Parks	285	351	358	362	360	349

Health	20,343	20,985	21,974	22,096	22,538	23,712

Immigration and Multiculturalism	39	42	40	42	42	42

Indigenous Relations	214	210	220	228	227	228

Infrastructure	462	488	485	491	501	479

Jobs, Economy and Trade	1,557	1,850	1,937	2,305	1,765	1,771

Justice	658	687	690	700	709	704

Mental Health and Addiction	1,548	1,548	1,599	1,663	1,770	1,742

Municipal Affairs	220	235	233	258	275	280

Public Safety and Emergency Services	1,205	1,249	1,265	1,312	1,333	1,334

Seniors, Community and Social Services	8,709	9,074	9,324	10,016	9,984	10,056

Service Alberta and Red Tape Reduction	159	180	185	180	180	180

Technology and Innovation	723	759	792	834	843	845

Tourism and Sport	112	126	126	118	115	111

Transportation and Economic Corridors	557	543	552	580	567	566

Treasury Board and Finance	2,237	2,086	2,135	2,202	2,242	2,249

Legislative Assembly	160	156	146	161	183	186

Total Operating Expense	58,143	60,124	62,098	64,311	64,831	66,464

146	Tables | Fiscal Plan 2025 – 28

Schedule 6: Capital Amortization

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	526	548	539	573	579	579

Affordability and Utilities	1	2	2	2	2	2

Agriculture and Irrigation	30	37	37	40	43	45

Arts, Culture and Status of Women	7	7	7	7	7	7

Education	475	481	506	504	504	504

Energy and Minerals	13	13	13	13	13	13

Environment and Protected Areas	4	4	4	4	5	5

Forestry and Parks	28	46	46	39	43	44

Health	311	328	313	333	342	346

Infrastructure	383	395	410	425	435	419

Jobs, Economy and Trade	1	2	2	2	2	2

Justice	1	4	4	7	7	7

Municipal Affairs	1	4	-	-	1	1

Public Safety and Emergency Services	29	29	29	29	29	29

Seniors, Community and Social Services	68	69	69	70	70	70

Service Alberta and Red Tape Reduction	16	18	18	18	18	18

Technology and Innovation	57	80	80	70	71	72

Transportation and Economic Corridors	788	853	852	884	925	953

Treasury Board and Finance	23	22	24	24	14	16

Legislative Assembly	2	2	2	3	2	2

Total Amortization Expense	2,764	2,943	2,958	3,048	3,112	3,133

Schedule 7: Inventory Consumption

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	54	196	175	203	203	203

Arts, Culture and Status of Women	1	1	1	1	1	1

Education	22	-	-	-	-	-

Forestry and Parks	1	1	1	1	1	1

Health	1,431	1,289	1,408	1,608	1,677	1,666

Infrastructure	1	2	2	2	2	-

Mental Health and Addiction	14	16	16	17	18	18

Public Safety and Emergency Services	1	1	1	1	1	1

Seniors, Community and Social Services	36	39	39	41	41	41

Service Alberta and Red Tape Reduction	4	6	6	6	6	6

Transportation and Economic Corridors	41	65	65	66	66	66

Total Inventory Consumption	1,605	1,616	1,713	1,945	2,016	2,004

Schedule 8: Inventory Acquisition

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	53	195	173	197	198	198

Arts, Culture and Status of Women	1	1	1	1	1	1

Education	23	-	-	-	-	-

Forestry and Parks	-	1	1	1	1	1

Health	1,107	1,357	1,357	1,526	1,592	1,566

Infrastructure	1	2	2	2	2	-

Mental Health and Addiction	14	16	16	17	18	18

Service Alberta and Red Tape Reduction	4	6	6	6	6	6

Transportation and Economic Corridors	44	65	65	66	66	66

Total Inventory Acquisition	1,247	1,642	1,620	1,817	1,883	1,857

Tables | Fiscal Plan 2025 – 28	147

Schedule 9: Debt Servicing Costs

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28

	Actual	Budget	Forecast	Estimate	Target	Target

Taxpayer-supported general debt servicing costs

Education – school boards	10	9	9	9	9	9

Treasury Board and Finance – direct borrowing	917	1,066	993	954	1,076	1,224

Total	927	1,075	1,002	963	1,085	1,233

Taxpayer-supported Capital Plan debt servicing costs

Education – Alberta Schools Alternative Procurement P3s	30	33	33	33	31	30

Transportation – ring road P3s	92	115	115	112	108	105

Treasury Board and Finance – direct borrowing	1,201	1,385	1,290	1,240	1,398	1,591

Total	1,324	1,533	1,438	1,385	1,538	1,727

Total taxpayer-supported debt servicing costs	2,250	2,608	2,440	2,348	2,622	2,960

Self-supported debt servicing costs

Treasury Board and Finance – for loans to local authorities	802	677	651	523	533	559

Treasury Board and Finance – Ag. Financial Services Corp.	97	104	108	97	102	110

Total	899	781	759	620	636	669

Total Debt Servicing Costs	3,149	3,389	3,199	2,968	3,258	3,629

Schedule 10: Disaster and Emergency Assistance

(millions of dollars)
	2023-24	2024-25		2025-26	2026-27	2027-28

	Actual	Budget	Forecast	Estimate	Target	Target

Agriculture and Irrigation – agriculture support	1,856	-	1,112	-	-	-

Forestry and Parks - wildfire fighting	851	-	707	-	-	-

Health - wildfire supports	4	-	-	-	-	-

Municipal Affairs - wildfire support	-	-	19	-	-	-

Public Safety and Emergency Services – wildfire / flood support	260	-	163	-	-	-

Seniors, Community and Social Services - wildfire supports	54	-	15	-	-	-

Total Disaster and Emergency Assistance Expense	3,025	-	2,017	-	-	-

Schedule 11: Pension Liabilities [a]

(millions of dollars)
	At March 31
	2024 Actual	2025 Forecast	2026 Estimate	2027 Target	2028 Target

Teachers’ Pension Plan (pre-1992)	7,030	6,759	6,471	6,178	5,882

Public Service Management Pension Plan (pre-1992; closed) [b]	347	318	287	256	223

Universities Academic Pension Plan (pre-1992)	196	194	193	190	188

Special Forces Pension Plan (pre-1992)	64	62	59	55	50

Members of the Legislative Assembly Pension Plan (closed) [b]	32	30	28	25	23

Public Service Supplementary Retirement Plan	24	24	23	22	20

Provincial Judges and Masters in Chambers Pension Plan	1	1	1	1	1

SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	210	153	104	55	6

Total Pension Liabilities	7,904	7,541	7,166	6,782	6,393

Annual Non-cash Change in Pension Liabilities	(372)	(363)	(375)	(384)	(389)

[a]	The following public service pension plans are fully funded, and thus not included above: the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan.
[b]	Membership closed and pensionable service no longer being accrued.

148	Tables | Fiscal Plan 2025 – 28

Schedule 12: Cash Adjustments a

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Retained Income of Funds and Agencies

Alberta Heritage Savings Trust Fund	(1,892)	(907)	(2,567)	(988)	(1,228)	(1,462)

ATB Financial	(337)	(266)	(285)	(285)	(353)	(410)

Agriculture Financial Services Corporation	609	(1,051)	35	(1,054)	(1,192)	(1,350)

Heritage Foundation for Medical Research Endowment Fund	(174)	(119)	(301)	(100)	(113)	(133)

Heritage Science and Engineering Research Endowment Fund	(87)	(62)	(172)	(56)	(64)	(76)

Heritage Scholarship Fund	(83)	(72)	(162)	(66)	(74)	(86)

Alberta Social Housing Corporation	6	(24)	6	13	(6)	14

Credit Union Deposit Guarantee Corporation	(9)	(16)	(13)	(15)	(18)	(19)

Alberta Petroleum Marketing Commission	1,637	525	599	674	279	324

Technology Innovation and Emissions Reduction Fund	(425)	(16)	(53)	-	-	-

Balancing Pool	(160)	(65)	(61)	(57)	(53)	(56)

Other	(57)	(27)	(21)	(14)	1	(21)

Total Retained Income of Funds and Agencies	(972)	(2,100)	(2,996)	(1,949)	(2,822)	(3,275)

Other Cash Adjustments

SUCH sector own-source revenue	(6,020)	(5,877)	(6,383)	(6,243)	(6,447)	(6,554)

SUCH sector own-source expense	6,643	6,895	7,224	7,328	7,390	7,209

Net deferred capital contribution cash adjustment	183	(42)	(1)	(72)	(75)	(78)

Energy royalties (difference between accrued revenue & cash)	274	549	260	(37)	31	148

Student loans	(540)	(606)	(343)	(317)	(382)	(442)

Other cash adjustments	922	(351)	(808)	(427)	(275)	(379)

2013 Alberta flood assistance revenue / expense	(7)	(20)	(1)	468	-	(26)

Wood Buffalo wildfire revenue / expense	(6)	95	(1)	98	-	-

Pension provisions (non-cash expense)	(372)	(364)	(363)	(375)	(384)	(389)

Inventory acquisition (excluding SUCH sector; non-cash expense)	(157)	(234)	(233)	(199)	(465)	(439)

Inventory consumption (excluding SUCH sector; non-cash expense)	361	233	351	308	593	581

Total Other Cash Adjustments	1,280	279	(299)	533	(14)	(368)

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,581)	(4,323)	(3,820)	(4,013)	(4,500)	(4,864)

Cash requirement adjustment	-	800	500	800	800	700

Current principal repayments (P3s – public-private partnerships)	(92)	(98)	(98)	(103)	(108)	(112)

Alternative financing (P3s – public-private partnerships)	64	1	1	-	-	-

Amortization (excluding SUCH sector; non-cash expense)	1,212	1,363	1,353	1,402	1,485	1,506

Book value of asset disposals (net non-cash expense / revenue)	-	-	-	-	-	-

Total Capital Cash Adjustments	(2,397)	(2,257)	(2,065)	(1,915)	(2,323)	(2,770)

ATB Financial dividend	-	100	100	100	100	100

Total Cash Adjustments	(2,089)	(3,978)	(5,259)	(3,230)	(5,059)	(6,313)

[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2025 – 28	149

Schedule 13: Capital Plan a

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	575	437	434	501	543	484

Affordability and Utilities	8	7	7	8	8	9

Agriculture and Irrigation	31	97	116	99	107	44

Arts, Culture and Status of Women	124	98	98	63	43	63

Children and Family Services	6	3	7	1	-	-

Education	773	946	879	1,043	1,092	1,152

Energy and Minerals	144	228	181	232	76	78

Environment and Protected Areas	104	107	60	97	75	59

Forestry and Parks	75	140	116	107	108	78

Health	338	400	391	444	430	582

Indigenous Relations	11	10	18	10	10	10

Infrastructure	746	1,186	805	1,076	1,112	1,257

Jobs, Economy and Trade	14	25	35	16	7	2

Justice	23	14	14	18	14	10

Mental Health and Addiction	26	140	136	129	4	-

Municipal Affairs	765	1,050	1,059	1,131	1,102	1,196

Public Safety and Emergency Services	7	12	17	31	15	6

Seniors, Community and Social Services	137	444	374	532	656	747

Service Alberta and Red Tape Reduction	34	64	45	72	66	45

Technology and Innovation	128	233	204	282	335	81

Tourism and Sport	-	10	10	15	10	10

Transportation and Economic Corridors	2,211	2,629	2,641	2,718	2,850	2,908

Treasury Board and Finance	18	18	16	9	9	9

Legislative Assembly	1	2	1	4	3	1

Total Capital Plan	6,300	8,299	7,665	8,639	8,676	8,831

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Schedule 14: Capital Grants

(millions of dollars)	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Affordability and Utilities	7	6	6	6	6	6

Agriculture and Irrigation	21	87	87	85	101	39

Arts, Culture and Status of Women	123	95	96	61	41	60

Children and Family Services	4	-	-	-	-	-

Education	18	26	10	11	1	1

Energy and Minerals	130	212	165	217	61	69

Environment and Protected Areas	84	41	46	52	40	40

Forestry and Parks	1	12	4	1	1	1

Indigenous Relations	11	10	17	10	10	10

Infrastructure	2	-	35	4	15	35

Jobs, Economy and Trade	-	10	10	8	-	-

Mental Health and Addiction	26	135	126	112	-	-

Municipal Affairs	765	1,049	1,058	1,129	1,101	1,195

Public Safety and Emergency Services	-	-	1	8	4	1

Seniors, Community and Social Services	62	403	318	476	617	701

Technology and Innovation	31	98	58	106	194	-

Tourism and Sport	-	10	10	15	10	10

Transportation and Economic Corridors	819	1,273	1,247	1,151	1,484	1,307

Total Capital Grants	2,103	3,469	3,294	3,452	3,686	3,476

150	Tables | Fiscal Plan 2025 – 28

Schedule 15: Capital Investment a

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	575	437	434	501	543	484

Affordability and Utilities	1	1	1	1	1	3

Agriculture and Irrigation	10	10	29	14	7	4

Arts, Culture and Status of Women	1	2	1	2	2	2

Children and Family Services	3	3	7	1	-	-

Education	755	920	869	1,031	1,092	1,151

Energy and Minerals	15	16	17	15	15	10

Environment and Protected Areas	20	66	15	45	35	19

Forestry and Parks	74	128	113	107	108	77

Health	338	400	391	444	430	582

Indigenous Relations	-	-	1	-	-	-

Infrastructure	744	1,186	770	1,072	1,097	1,222

Jobs, Economy and Trade	14	15	25	8	7	2

Justice	23	14	14	18	14	10

Mental Health and Addiction	-	5	10	17	4	-

Municipal Affairs	1	1	1	2	1	1

Public Safety and Emergency Services	7	12	16	23	10	5

Seniors, Community and Social Services	76	41	56	56	39	46

Service Alberta and Red Tape Reduction	34	64	45	72	66	45

Technology and Innovation	97	135	146	176	140	81

Transportation and Economic Corridors	1,392	1,356	1,394	1,567	1,366	1,600

Treasury Board and Finance	18	18	16	9	9	9

Legislative Assembly	1	2	1	4	3	1

Total Capital Investment	4,197	4,830	4,371	5,187	4,990	5,356

[a]	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 16: Capital Assets

(millions of dollars)

	At March 31
	2024	2025	2026	2027	2028
	Actual	Forecast	Estimate	Target	Target

Net book value at start of the year	59,337	60,371	61,493	62,832	63,910

Additions (capital investment)	4,197	4,371	5,187	4,990	5,356

Cash requirement adjustment	-	(500)	(800)	(800)	(700)

Amortization	(2,764)	(2,958)	(3,048)	(3,112)	(3,133)

Net book value of capital asset disposals / adjustments	(399)	209	-	-	-

Net Book Value at End of Year	60,371	61,493	62,832	63,910	65,433

Prepaid	547	547	547	547	547

Inventory	597	504	375	243	96

Total capital and inventory assets	61,515	62,544	63,755	64,700	66,075

Tables | Fiscal Plan 2025 – 28	151

Schedule 17: Capital Plan Funding Sources

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Capital Plan, less	6,300	8,299	7,665	8,639	8,676	8,831

Non-cash adjustments	160	34	82	40	-	-

Cash requirement adjustment	-	(800)	(500)	(800)	(800)	(700)

Capital Plan funding requirements	6,460	7,533	7,247	7,879	7,876	8,131

Source of funding:

Cash received / assets donated / book value of disposals	881	1,185	875	780	942	484

Retained income of funds and agencies	27	35	42	35	33	34

SUCH sector self-financed	710	508	551	487	490	492

Technology Innovation and Emissions Reduction Fund	25	63	18	40	-	-

Alternative financing (P3s – public-private partnerships)	64	1	1	-	-	-

General revenue fund cash / direct borrowing	4,753	5,743	5,760	6,537	6,411	7,121

Total Capital Plan Funding Sources	6,460	7,535	7,247	7,879	7,876	8,131

Schedule 18: Annual Debt Maturities

(millions of dollars)

	2023-24	2024-25	2025-26	2026-27	2027-28

Long-term debt maturities	7,522	5,821	12,634	5,825	7,320

Short-term debt maturities	2,364	10,514	4,735	-	-

Total Annual Debt Maturities	9,886	16,335	17,369	5,825	7,320

Schedule 19: Borrowing Requirements a

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate[a]	Target	Target

Taxpayer-supported debt	7,471	7,289	5,293	9,651	12,380	19,574

Self-supported debt[b]	438	503	120	270	366	310

Government business enterprises	634	408	1,150	1,486	1,184	922

Subtotal borrowing requirements	8,543	8,200	6,563	11,407	13,930	20,806

Borrowing for future debt requirement	4,885	11,600	4,752	-	-	-

Total Borrowing Requirements	13,428	19,800	11,315	11,407	13,930	20,806

[a]	Debt Adjusted for prefunding of $9.95 billion.
[b]	Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities.

Schedule 20: Borrowing Sources a

(millions of dollars)

	2023-24	2024-25		2025-26	2026-27	2027-28
	Actual	Budget	Forecast	Estimate	Target	Target

Money market (net change)	8,150	2,000	-	2,281	2,786	4,161

Public-private partnerships (P3s)	-	120	-	-	-	-

Term debt	5,278	17,680	11,315	9,126	11,144	16,645

Total Borrowing Sources	13,428	19,800	11,315	11,407	13,930	20,806

[a]	Forecast and maturities numbers include new requirements and maturing debt (money market and long-term debt).

152	Tables | Fiscal Plan 2025 – 28

Schedule 21: Changes to Fees

Ministry / Description	2024-25		2025-26

Advanced Education

Licensed Institutions Inspection and Change Fees	-		$200 - $2000

Private Career College Application and Annual Licence Fees

Licensed and New Schools Program Application	$100 - $300		$250 - $500

New School Registration Fee	-		$3,000

Fee Per Program	$50		$100

Fee Per Institution - Annual Tuition Revenue under $300,000 - per year	$800	[a]	$800

Fee Per Institution - Annual Tuition Revenue from $300,000 to $1 million - per year	$800	[a]	$2,000

Fee Per Institution - Annual Tuition Revenue from $1 million to $5 million - per year	$800	[a]	$6,000

Fee Per Institution - Annual Tuition Revenue over $5 million - per year	$800	[a]	$12,000

Arts, Culture and Status of Women

Historical Resources Act Regulatory Fee - per application	$250 - $500		$375 - $750

Environment and Protected Areas

Bow Habitat Station Fee	-		$1

Forestry and Parks

Public Lands Rents & Royalties

Rental Rates - Non-Agriculture Public Lands Dispositions	variable rate		15% increase

Surface Materials Royalties	variable rate		10% increase

Rent Formula for Industrial Work Camps	-		rate introduced

Rental Calculation Methodology for Farm Development Leases (FDLs)	- revised calculation [b]

Wildlife Act & Regulation Modernization

Wildlife Responder Application Fee - Grizzly Bear	-		$20

Wildlife Responder Application Fee - Elk	-		$5

Black Bear Partner License Fee	-		$25

Immigration and Multiculturalism

Alberta Advantage Immigration Program - Application Fee	$840		$1,500

International Qualification Assessment Services

Rush Service Fee	-		$250

Educational Program Pre-Assessment Fee	-		$200

Administration Fee	-		$25

Justice [c]

Court Fees - per claim/application/search	$10 - $250		$25 - $300

Official Documents and Appointments Service Charges - per appointment/document	$10 - $75		$25 - $100

Transcript Management Services Fees 2 Business Days to 30 Calendar Days	$0.0040/character -		$0.0048/character -

	$0.0072/character		$0.0078/character

Copies of Court Audio Recordings	$10 using search fee		$25 for first day, $10

			for additional days

Appeal Record Preparation	variable per page		$40 per hour

Municipal Affairs

Fire Investigation and Inspection Services	-		$12,129

Land and Property Rights Tribunal Certification Training	-		$300

Accreditation and Certification Services	-		$15

Public Safety and Emergency Services

Security Services and Investigator Fees - per license/application	$50 - $1,000		$63 - $1,274

Service Alberta and Red Tape Reduction [c]

Licencing and Registration Fees for Businesses and Charities	$50 - $1,000		30% increase

Corporate Registries Fees	$25 - $275		3% increase

Motor Vehicles Fees	$15 - $80		$16 - $85

Transportation and Economic Corridors

Permit Fees (static)	$15 - 300		$18.75 - 375

Single Trip Overweight Fee (per km / tonne)	$0.03 - 1.58		$0.04 - 1.98

Annual Overweight Fee (fee per month - kg)	$1.75 - 140		$2.19 - 175

Treasury Board and Finance

Motor Vehicle Accident Claims Fee	$6		$12

Credit Union Deposit Guarantee Corporation - late regulatory filing fee	-		$100 - $1,000

[a]	The annual licence fee per campus per program has been replaced by a tiered fee structure based on annual tuition revenue of the institution.
[b]	A revised rental calculation methodology for Farm Development Leases (FDLs) has been adopted.
[c]	Fee increases came into effect on June 14, 2024.

Tables | Fiscal Plan 2025 – 28	153

Schedule 22: Full-Time Equivalents a

	2024-25 Budget	2025-26 Estimate	Change

Departments

Advanced Education	538	538	–

Affordability and Utilities	116	126	10

Agriculture and Irrigation	630	636	6

Arts, Culture and Status of Women	460	460	–

Children and Family Services	2,734	2,734	–

Education	572	611	39

Energy and Minerals	492	482	(10)

Environment and Protected Areas	1,229	1,225	(4)

Executive Council	169	170	1

Forestry and Parks	1,886	1,924	38

Health	1,295	1,295	–

Immigration and Multiculturalism	190	186	(4)

Indigenous Relations	175	175	–

Infrastructure	842	870	28

Jobs, Economy and Trade	1,305	1,316	11

Justice	3,471	3,575	104

Mental Health and Addiction	160	186	26

Municipal Affairs	441	441	–

Public Safety and Emergency Services	4,638	4,737	99

Seniors, Community and Social Services	3,099	3,131	32

Service Alberta and Red Tape Reduction	1,085	1,113	28

Technology and Innovation	1,282	1,313	31

Tourism and Sport	60	62	2

Transportation and Economic Corridors	696	696	–

Treasury Board and Finance – department	620	672	52

Treasury Board and Finance – Communications and Public Engagement	273	273	–

Treasury Board and Finance – Public Service Commission	603	603	–

Departments	29,061	29,550	489

Agencies / SUCH sector / other operationally-independent entities

Advanced Education – post-secondary institutions	33,114	33,741	627

Affordability and Utilities – Alberta Utilities Commission	132	132	–

Agriculture and Irrigation – Agriculture Financial Services Corporation	570	570	–

Education – school boards (including Francophone / charter)

Certificated Staff	38,882	39,927	1,045

Non-certificated Staff	28,100	28,660	560

Energy and Minerals – Alberta Energy Regulator	1,077	1,102	25

Environment and Protected Areas – Natural Resources Conservation Board	34	34	–

Executive Council – Invest Alberta Corporation	50	50	–

Health – Alberta Health Services	79,730	81,530	1,800

Health – Primary Care	950	970	20

Health – Health Quality Council of Alberta	45	45	–

Indigenous Relations – Alberta Indigenous Opportunities Corporation	19	22	3

Mental Health and Addiction - Canadian Centre of Recovery Excellence	–	40	40

Mental Health and Addiction - Recovery Alberta	7,550	7,770	220

Municipal Affairs – Safety Codes Council	60	60	–

Public Safety and Emergency Services – Victims of Crime and Public Safety Fund	54	54	–

Technology and Innovation – Alberta Enterprise Corporation	13	13	–

Technology and Innovation – Alberta Innovates Corporation	603	604	1

Tourism and Sport – Travel Alberta Corporation	80	80	–

Treasury Board and Finance – Alberta Insurance Council	24	41	17

Treasury Board and Finance – Alberta Investment Management Corporation	737	723	(14)

Treasury Board and Finance – Alberta Pensions Services Corporation	365	375	10

Treasury Board and Finance – Alberta Securities Commission	272	280	8

Legislative Assembly	777	782	5

Agencies / SUCH sector / other operationally-independent entities	193,238	197,605	4,367

Total Full-Time Equivalents	222,299	227,155	4,856

[a]	2024-25 numbers have been restated on the 2025-26 basis, incorporating ministry re-organizations, and for updated information where applicable.

154	Tables | Fiscal Plan 2025 – 28

Schedule 23: Expense by Object a

(millions of dollars)

Legislative Assembly	95	51	–	–	3	–	–	–	15	164

Advanced Education	4,212	1,593	661	–	573	203	(49)	–	170	7,362

Affordability and Utilities	43	19	85	6	2	–	–	–	14	168

Agriculture and Irrigation	139	592	120	85	40	–	–	–	8	984

Arts, Culture, and Status of Women	54	30	72	61	7	1	–	–	1	226

Children and Family Services	322	691	583	–	–	–	–	–	–	1,595

Education	7,608	1,758	516	11	504	–	–	42	–	10,440

Energy and Minerals	248	643	1	217	13	–	–	–	–	1,122

Environment and Protected Areas	154	114	247	52	4	–	–	–	–	570

Executive Council	34	31	2	–	–	–	–	–	–	67

Forestry and Parks	183	153	26	1	39	1	–	–	–	403

Health	8,380	4,883	8,830	–	333	1,608	–	–	2	24,037

Immigration and Multiculturalism	22	3	16	–	–	–	–	–	–	42

Indigenous Relations	27	8	193	10	–	–	–	–	–	238

Infrastructure	66	413	–	4	425	2	–	–	12	921

Jobs, Economy and Trade	166	109	2,029	8	2	–	–	–	–	2,315

Justice	524	75	95	–	7	–	–	–	6	707

Mental Health and Addiction	927	558	177	112	–	17	–	–	–	1,792

Municipal Affairs	62	30	167	1,129	–	–	–	–	–	1,388

Public Safety and Emergency Services	508	538	266	8	29	1	–	–	–	1,350

Seniors, Community and Social Services	1,729	3,883	4,404	476	70	41	–	–	–	10,603

Service Alberta and Red Tape Reduction	103	30	46	–	18	6	–	–	1	203

Technology and Innovation	231	400	202	106	70	–	–	–	1	1,010

Tourism and Sport	18	41	59	15	–	–	–	–	–	133

Transportation and Economic Corridors	62	485	23	1,151	884	66	–	112	9	2,792

Treasury Board and Finance	579	993	566	–	24	–	(326)	2,814	64	4,715

Contingency (voted in TBF)	–	–	–	–	–	–	–	–	4,000	4,000

Total 2025-26 Expense	26,498	18,126	19,383	3,452	3,048	1,945	(375)	2,968	4,303	79,349

[a]	Total expense includes a provision of $4,000 million in contingency for disaster / emergency assistance (voted in Treasury Board and Finance).

Tables | Fiscal Plan 2025 – 28	155

Schedule 24: Expense by Function a

(millions of dollars)

Legislative Assembly	–	–	17	–	–	–	–	–	–	–	147	–	164

Advanced Education	–	7,409	–	2	–	–	–	–	–	–	(49)	–	7,362

Affordability and Utilities	–	–	–	19	13	35	–	96	–	–	6	–	168

Agriculture and Irrigation	–	–	–	918	–	–	–	66	–	–	–	–	984

Arts, Culture, and Status of Women	–	–	–	36	–	–	–	–	190	–	–	–	226

Children and Family Services	–	–	1,595	–	–	–	–	–	–	–	–	–	1,595

Education	–	10,398	–	–	–	–	–	–	–	–	–	42	10,440

Energy and Minerals	–	–	–	952	–	–	–	145	–	–	25	–	1,122

Environment and Protected Areas	–	–	–	144	–	–	–	427	–	–	–	–	570

Executive Council	–	–	–	17	–	–	–	–	–	–	50	–	67

Forestry and Parks	–	–	–	119	164	–	–	2	119	–	–	–	403

Health	24,037	–	–	–	–	–	–	–	–	–	–	–	24,037

Immigration and Multiculturalism	–	–	–	42	–	–	–	–	–	–	–	–	42

Indigenous Relations	–	–	–	10	–	–	228	–	–	–	–	–	238

Infrastructure	237	1	–	–	–	3	–	54	–	–	627	–	921

Jobs, Economy and Trade	–	79	1,959	179	98	–	–	–	–	–	–	–	2,315

Justice	–	–	88	–	619	–	–	–	–	–	–	–	707

Mental Health and Addiction	1,792	–	–	–	–	–	–	–	–	–	–	–	1,792

Municipal Affairs	–	–	–	–	37	–	1,240	–	55	–	55	–	1,388

Public Safety and Emergency Services	–	–	39	23	1,289	–	–	–	–	–	–	–	1,350

Seniors, Community and Social Services	4,351	181	5,416	–	–	–	–	–	–	654	–	–	10,603

Service Alberta and Red Tape Reduction	–	–	–	44	102	–	–	–	2	–	56	–	203

Technology and Innovation	48	–	–	284	–	–	–	–	–	–	678	–	1,010

Tourism and Sport	–	–	–	79	–	–	–	–	54	–	–	–	133

Transportation and Economic Corridors	–	–	–	–	57	2,615	–	9	–	–	–	112	2,792

Treasury Board and Finance	–	–	50	1		–	–	2	–	–	1,849	2,814	4,715

Contingency (voted in TBF)					4,000								4,000

Total 2025-26 Expense	30,465	18,069	9,163	2,866	6,377	2,653	1,469	800	420	654	3,445	2,968	79,349

[a]	Total expense includes a provision of $4,000 million in contingency for disaster / emergency assistance (voted in Treasury Board and Finance).

156	Tables | Fiscal Plan 2025 – 28

Schedule 25: Historical Fiscal Summary, 2013-14 to 2027-28a

(millions of dollars)

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

	2013-14	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28
Statement of Operations											Actual	Forecast	Estimate	Target	Target

Revenue

1 Personal income tax	10,537	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,925	15,160	16,120	15,510	16,271	16,981

2 Corporate income tax	5,488	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	8,167	7,044	7,351	6,764	6,938	7,254

3 Other tax revenue	4,500	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,271	4,543	5,995	6,563	6,941	7,156

4 Resource revenue	9,578	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	25,242	19,287	21,509	17,067	17,620	17,815

5 Investment income	3,423	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,334	4,581	5,171	2,882	3,135	3,467

6 Premiums, fees and licences	3,437	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,672	5,565	5,565	5,636	5,874	6,032

7 Other own-source revenue	5,412	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	7,008	6,216	6,022	6,428	6,859	7,037

8 Total own-source revenue	42,375	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,619	62,396	67,734	60,850	63,638	65,741

9 Federal transfers	7,059	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	11,363	12,336	12,958	13,287	13,753	14,228

10 Total Revenue	49,434	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	75,982	74,732	80,692	74,138	77,390	79,969

Expense by Function

11 Health	17,967	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,131	25,486	27,447	29,815	30,465	30,982	32,121

12 Basic / advanced education	12,782	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,296	15,220	16,359	17,423	18,069	18,426	18,880

13 Social services	4,668	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,989	7,222	8,035	8,487	9,163	8,751	8,780

14 Other program expense	12,970	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,686	13,766	15,829	16,371	19,059	18,785	18,995

15 Total program expense	48,387	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,131	61,691	67,670	72,096	76,756	76,944	78,776

16 Debt servicing costs	601	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,828	3,149	3,199	2,968	3,258	3,629

17 Pension provisions	748	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(21)	(372)	(363)	(375)	(384)	(389)

18 Total Expense	49,736	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,407	64,498	70,447	74,932	79,349	79,818	82,016

19 Surplus / (Deficit)	(302)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,915	11,484	4,285	5,760	(5,211)	(2,428)	(2,047)

Capital Plan [b]	5,770	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	5,633	6,300	7,665	8,639	8,676	8,831

Statement of Financial Position (at March 31)

20 Heritage / endowment funds	18,562	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,920	25,821	29,023	30,232	31,712	33,470

21 Contingency Account	4,658	6,529	3,625	2,299	1,661	6,342	—	—	—	—	—	—	—	—	—

22 Other financial assets	40,039	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	55,570	61,068	62,001	54,119	53,869	58,654

23 Taxpayer-supported Capital Plan liabilities	(8,724)	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,525)	(47,594)	(47,506)	(44,819)	(52,209)	(60,466)

24 Taxpayer-supported general / pre-1992 TPP debt	(1,333)	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(33,763)	(34,241)	(37,936)	(37,937)	(37,938)	(37,939)

25 Self-supported debt	(15,775)	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,389)	(17,028)	(17,596)	(17,715)	(18,086)	(19,054)	(19,910)	(20,529)

26 Total Debt [c]	(25,832)	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,425)	(110,152)	(96,884)	(99,550)	(103,528)	(101,810)	(110,057)	(118,934)

27 Pension liabilities	(11,600)	(11,196)	(10,566)	(10,023)	(9,430)	(9,240)	(8,918)	(8,636)	(8,287)	(8,272)	(7,904)	(7,541)	(7,166)	(6,782)	(6,393)

28 Other liabilities	(12,795)	(12,260)	(11,955)	(12,823)	(14,477)	(13,189)	(15,399)	(17,553)	18,680	(19,948)	(20,799)	(16,529)	(18,424)	(15,197)	(16,713)

29 Net Financial Assets / (Debt)	13,032	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,528)	(58,993)	(45,614)	(41,364)	(36,574)	(43,048)	(46,454)	(49,917)

30 Capital / non-financial assets	40,839	42,197	44,623	46,622	49,015	50,744	51,570	53,767	55,745	56,928	57,551	58,521	59,784	60,763	62,178

31 Net Assets [d]	53,871	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(3,248)	11,314	16,187	21,947	16,736	14,308	12,261

Energy prices and exchange rate

32 Oil price (WTI US$/bbl)	99.05	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	89.69	77.83	74.00	68.00	71.00	71.50

33 Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	80.11	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	90.62	81.67	84.70	73.10	75.80	75.80

34 Natural gas price (ARP; Cdn$/GJ)	3.28	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	4.63	2.07	1.20	2.50	3.10	2.90

35 Exchange rate (US¢/Cdn$)	95.00	88.00	76.50	76.20	78.00	76.30	75.20	75.70	79.80	75.60	74.20	71.70	69.60	71.90	73.80

[a]

Numbers are not strictly comparable due to numerous accounting policy changes over time; expense by function numbers have been re-classified in certain years following re-organizations and other adjustments.

[b]

Reflects capital grants and other support included in expense, and capital investment in government-owned assets not included in expense. Capital investment adds to capital assets, which are depreciated over time through amortization expense. Numbers for 2013-14 are estimates as details required to consolidate SUCH sector capital spending with full accuracy are not readily available.

[c]	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.

[d]

The change in net assets / (debt) year over year does not match the surplus / (deficit) exactly in most years, due to various balance sheet adjustments, most of which are minor. A significant adjustment reducing net assets by $2 billion was made in 2012-13, to recognize the accumulated deferred capital contribution liability when the accounting standard was adopted.

Tables | Fiscal Plan 2025 – 28	157

BLANK PAGE

158	Tables | Fiscal Plan 2025 – 28

BUDGET 2025

GOVERNMENT OF ALBERTA | 2025–28

Fiscal Plan

Response to the

Auditor General of Alberta

• March 2024

• July 2024

• November 2024

159

March 2024	161

July 2024	164

November 2024	167

160	Response to the Auditor General | Fiscal Plan 2025–28

Response to the Auditor General – March 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Report on Post-secondary Institutions 2023 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education –
University of Calgary

Improve user access controls over terminated employees

We recommend that the University of Calgary improve its network access controls over terminated employees.	Accepted. The University of Calgary is creating new automated processes to improve the timeliness of all terminations. The University of Calgary has focused on education and updating guidance documentation for all its managers.

This recommendation is expected to be implemented by March 2025.

Response to the Auditor General | Fiscal Plan 2025–28	161

Response to the Auditor General – March 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – For-profit and Cost Recovery Ventures at Post-secondary Institutions Assessment of Implementation and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education

Improve department’s oversight of institutions’ risk assessment of ventures - Repeated

We again recommend that the Department of Advanced Education improve its oversight processes to ensure that boards of governors oversee management’s assessment of the risks associated with for-profit and cost recovery ventures by:	Accepted. The Department of Advanced Education has reinstated financial reporting on for-profit ventures in the 2023-24 Post-secondary Institution Annual Report Guidelines to ensure that proper reporting requirements are applied to for-profit ventures. This includes:

• tailoring board training to examine these ventures

• requiring institutions to comply with the department’s expectations and guidelines

• requiring institutions to report on venture results on an ongoing basis an ongoing basis

• providing effective feedback and ongoing guidance to the boards

• post-secondary institution boards of governors being asked to include reporting in their annual reports regarding board training opportunities provided to board members on for-profit ventures.

• department staff making relevant policy and guidelines available to boards of governors, in accordance with sections 4 and 5 of the Self-Generated Revenue Policy for Public Post-secondary Institutions.

- In order to approve business cases for self-generated revenue enterprises, boards of governors must have the relevant competencies to do so or boards must consult appropriate outside expertise.

-  Boards of governors are fully responsible and accountable for the approval, oversight, and management of self-generated revenue activities categorized as Auxiliary/Ancillary Services and Academic Enterprises.

• sufficient time for post-secondary institutions’ annual reports to reflect the new guidelines requires time for implementation.

This recommendation is expected to be implemented in March 2026.

162	Response to the Auditor General | Fiscal Plan 2025–28

Response to the Auditor General – March 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Income Support for Albertans Assessment of Implementation and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Seniors, Community and Social Services

Improve performance management processes - Repeated

We again recommend that the Department of Seniors, Community and Social Services improve its processes to measure and report on the Income Support program’s performance.	Accepted. The Department of Seniors, Community and Social Services will improve processes to measure and report on the Income Support program by implementing a refreshed logic model, reviewing performance measures, and implementing processes to monitor and report on performance measures and outcomes.

This recommendation is expected to be implemented by March 2025.

Response to the Auditor General | Fiscal Plan 2025–28	163

Response to the Auditor General – July 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Surface Water Management and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Environment and Protected Areas

Establish process to identify when to develop, assess, and update water conservation objectives
We recommend that the Department of Environment and Protected Areas establish a process to identify the need for water conservation objectives, regularly assess their effectiveness, and update them to ensure sustainable water supplies.	Accepted. The Department of Environment and Protected Areas will review and assess current processes and ensure that revised processes will identify the need for water conservation objectives, regularly assess their effectiveness, and update them to ensure sustainable water supplies.

This recommendation is expected to be implemented by December 2026.

Improve licensing and compliance-monitoring processes

We recommend that the Department of Environment and Protected Areas improve its licensing and compliance-monitoring processes to ensure that: • approved licences meet requirements	Accepted. The Department of Environment and Protected Areas will review and assess current licensing and compliance-monitoring processes on surface water management. The revised processes will ensure appropriate review, documentation, and monitoring.

• approval decisions are made consistently and comply with requirements	This recommendation is expected to be implemented by Summer 2026.

• key decisions are documented

• licensee compliance is effectively monitored

Publicly report relevant and reliable information on managing surface water

We recommend that the Department of Environment and Protected Areas publicly report relevant and reliable information on surface water, including water usage.

Accepted. The Department of Environment and Protected Areas will review currently available public information on managing surface water and ensure that adequate, relevant, and reliable information is available.

This recommendation is expected to be implemented by Spring 2026.

164	Response to the Auditor General | Fiscal Plan 2025–28

Response to the Auditor General – July 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Alberta.ca Account and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Technology and Innovation

Test automated controls

We recommend that the Department of Technology and Innovation periodically test its automated controls to ensure they are operating as intended.	Accepted. The Department of Technology and Innovation will implement a new quarterly reporting protocol to assess and document policy violations, data anomalies, and other irregularities.

This recommendation is expected to be implemented in March 2025.

Strengthen data encryption controls

We recommend that the Department of Technology and Innovation strengthen its data encryption controls.	Accepted. The Department of Technology and Innovation’s migration of the legacy systems to the Unified Identity Access Management platform has enhanced password storage controls and data encryption.

To further strengthen data encryption controls, the platform will be migrated to a cloud environment. The cloud migration plan, which includes database encryption, is expected to be implemented in March 2025.

Improve program onboarding and governance practices

We recommend that the Department of Technology and Innovation improve program onboarding and governance practices by ensuring completion and formal review of onboarding documents, developing a risk assessment process for service integration, and defining roles and responsibilities.	Accepted. The Department of Technology and Innovation established a new Platform Operations unit that will oversee governance and onboarding for all platform products, offering consultations, onboarding support, and ongoing guidance to program areas integrating with Alberta.ca Account.

This recommendation is expected to be implemented in March 2025.

Response to the Auditor General | Fiscal Plan 2025–28	165

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Technology and Innovation

Enhance monitoring of systems

We recommend that the Department of Technology and Innovation enhance monitoring practices for all Alberta.ca Account systems.	Accepted. The Department of Technology and Innovation’s migration of the legacy systems to the Unified Identity Access Management platform has improved monitoring and has been deployed in Government of Alberta-managed data centres, ensuring regular scans by the Cybersecurity and Server Management teams.

This recommendation is expected to be implemented in March 2025.

166	Response to the Auditor General | Fiscal Plan 2025–28

Response to the Auditor General – November 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Processes to Assess and Manage the Condition of Affordable Housing and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Seniors, Community and Social Services

Maintain facility condition information

We recommend that the Department of Seniors, Community and Social Services obtain complete and accurate information on the conditions of its housing facilities.	Accepted. This recommendation substantially repeats recommendations made by a consultant in 2022-23 to implement building condition assessments and facility condition indexes as a measure of asset condition and to develop a data framework around asset data. Actions associated with these recommendations were proposed for implementation between 2023 and 2026, and work has already commenced.

This recommendation is expected to be implemented by March 2027.

Improve oversight processes

We recommend that the Department of Seniors, Community and Social Services improve its oversight processes by:

• implementing an overall maintenance strategy

• ensuring capital maintenance projects are prioritized consistently with supported rationale

Accepted. The Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing was released in November 2021. This included an action to develop a five-year maintenance and redevelopment plan for all government owned assets and improve capital maintenance and renewal processes.

The implementation plan outlines actions that will take place across multiple years. There are some dependencies within the actions as the department needed to address Housing Management Body capacity and department oversight, in advance of developing a maintenance strategy. Progress has been made on these dependent actions and work on the maintenance strategy started in 2024, beginning with the procurement of a consultant. The department has implemented processes to document capital maintenance projects to ensure they are prioritized consistently with supported rationale.

This recommendation is expected to be implemented by March 2027.

Response to the Auditor General | Fiscal Plan 2025–28	167

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Seniors, Community and Social Services

Implement performance measures

We recommend that the Department of Seniors, Community and Social Services implement performance measures to report on the condition of its housing facilities.	Accepted. The Department of Seniors, Community and Social Services will review the performance measure framework communicated in Stronger Foundations: Alberta’s 10-year strategy to improve and expand affordable housing to assess if additional measures are required.

This recommendation is expected to be implemented by March 2026.

168	Response to the Auditor General | Fiscal Plan 2025–28

Response to the Auditor General – November 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Highway Maintenance Contracts and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Transportation and Economic Corridors

Ensure contractors meet their requirements

We recommend that the Department of Transportation and Economic Corridors improve its monitoring processes to ensure contractors meet requirements.

Accepted. The Department of Transportation and Economic Corridors will:

• update the Contract Administration Manual with enhanced processes and procedures to ensure work completed meets the contractual requirements; and

• provide training for staff as the new manual is implemented.

This recommendation is expected to be implemented during the 2027-28 fiscal year.

Improve guidance and processes to administer extra work

We recommend that Department of Transportation and Economic Corridors improve its guidance and processes to administer extra work.

Accepted. The Department of Transportation and Economic Corridors will:

• enhance processes and procedures to strengthen the administration of extra work to align with the Contract Administration Manual and the Procurement Accountability Framework Manual; and

• provide training for staff specific to the administration of extra work.

This recommendation is expected to be implemented during the 2025-26 fiscal year.

Response to the Auditor General | Fiscal Plan 2025–28	169

Response to the Auditor General – November 2024

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Audit of the 2023-2024 Consolidated Financial Statements of the Province of Alberta, Annual Summary of Ministry Audit Work, and the Summary of 2023 Financial Audit Results of School Jurisdictions in Alberta and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Olds College

Improve process to record portfolio investments

We recommend that Olds College improve its process to record endowment and non-endowment investments.	Accepted. Olds College has focused to change and improve this process, including changing investment strategy, the tracking tool previously used and development of documented, standardized processes to ensure that tracking of holdings, investment gains and losses are appropriately recorded.

This recommendation is expected to be implemented by June 2025.

Improve process to account for conditional funding

We recommend that Olds College improve its process to record revenue from funding with conditions.	Accepted. Olds College has been reviewing its current processes to improve the tracking of restricted funds, incorporating this into budgeting, and ensuring timely matching of revenues and expenditures.

This recommendation is expected to be implemented during the 2024-25 fiscal year.

Regularly reconcile cash accounts and investigate differences promptly

We recommend that Olds College regularly reconcile cash accounts and investigate differences promptly.	Accepted. Olds College will review its practices and resources to ensure that the activity is performed in a timely manner and that the benefits of the control aspects to these processes are realized.

This recommendation is expected to be implemented during the 2024-25 fiscal year.

170	Response to the Auditor General | Fiscal Plan 2025–28

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Olds College

Regularly monitor the condition of tangible capital assets

We recommend that Olds College implement a process to monitor the condition and remaining useful life of tangible capital assets.	Accepted. Olds College recognizes that these processes are key in ensuring that resources are appropriately designated for the renewal or replacement of assets. Olds College will be implementing processes that assist with the financial reporting aspects of the useful life of the organizations’ assets.

This recommendation is expected to be implemented by September 2025.

Improve financial reporting processes - Repeated

We again recommend that Olds College improve its financial reporting processes to:

• provide sufficient update training to staff on public sector accounting standards

• ensure proper management oversight of the preparation of consolidated financial statements

Accepted. Olds College is focused on stabilizing the staffing turnover in order to develop resources that will help make the organization “turnover resilient”. During this process, Olds College will elevate the knowledge of staff on the standards and transaction recording requirements to adhere to those standards. This will ensure that the level of review required at year-end is lessened, as transactions are appropriately dealt with at the time they occur, along with meeting the reporting requirements and reflection in the financial statement.

This recommendation is expected to be implemented by June 2025.

Alberta Agriculture and Irrigation

Improve financial information preparation and reporting processes

We recommend that the Department of Agriculture and Irrigation improve its processes to ensure the timeliness and quality of financial information preparation and reporting.	Accepted. The Department of Agriculture and Irrigation will ensure the required financial information is provided within set timelines and as per accounting standards by improving the quality of supporting documentation, increasing staff training, and enhancing capacity within existing resources.

This recommendation is expected to be implemented during the 2024-25 fiscal year.

Response to the Auditor General | Fiscal Plan 2025–28	171

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Children and Family Services

Improve user access controls for all its information systems - Repeated

We again recommend that the Department of Children and Family Services improve access control processes for all its information systems to ensure:	Accepted. The Department of Children and Family Services has developed a new approach to address the systems access controls recommendation.

• user access to application systems and data is properly authorized • user access is disabled promptly when employees leave their employment or role	The department is implementing the new controls during the 2025-26 fiscal year.

Alberta Forestry and Parks

Improve financial information preparation and reporting processes

We recommend that the Department of Forestry and Parks improve its processes to ensure the timeliness and quality of financial information preparation and reporting.	Accepted. The Department of Forestry and Parks will ensure the required financial information is provided within set timelines and as per accounting standards by using technology to improve invoice tracking, increasing staff training and enhancing capacity within existing resources.

This recommendation is expected to be implemented during the 2024-25 fiscal year.

Alberta Public Safety and Emergency Services

Improve financial information preparation and reporting processes

We recommend that the Department of Public Safety and Emergency Services improve its financial information preparation and reporting processes by enhancing its quality control and review activities.	Accepted. The Department of Public Safety and Emergency Services has taken substantive steps to strengthen financial systems and management, as well as implement continuous improvements to ensure the reliability and accuracy of financial information.

An implementation plan will be developed during the 2024-25 fiscal year.

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AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Public Safety and Emergency Services

Improve grant management processes

We recommend that the Department of Public Safety and Emergency Services improve and consistently apply processes for the Guns and Gangs grant program to evaluate eligibility of potential recipients, monitor use of funds, and report on progress towards achieving the program’s objectives.	Accepted. The Department of Public Safety and Emergency Services has implemented several changes to the administration of the Guns and Gangs Violence Action Fund (GGAVF) that address the Auditor General’s recommendations, which includes strengthening grant adjudication and administration processes, increasing staff capacity, and developing an evaluation framework for reporting and outcomes evaluation. Substantive work to improve processes for eligibility, evaluation, and reporting related to the GGAVF continues to be done.

An implementation plan will be developed during the 2024-25 fiscal year.

Alberta Seniors, Community and Social Services

Improve user access controls for all its information systems - Repeated

We again recommend that the Department of Seniors, Community and Social Services improve access control processes for all its information systems to ensure:

• user access to application systems and data is properly authorized

Accepted. The Department of Seniors, Community and Social Services will improve access control processes to ensure user access to application systems and data are properly authorized and access is removed when employees leave their employment or change roles.

• user access is disabled promptly when employees leave their employment or role	This recommendation is expected to be implemented by December 2025.

Response to the Auditor General | Fiscal Plan 2025–28	173

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Service Alberta and Red Tape Reduction – Alberta Gaming, Liquor and Cannabis Commission (AGLC)

Improve controls over liquor revenues

We recommend that the Alberta Gaming, Liquor and Cannabis Commission strengthen controls over liquor operations by:

• clarifying its guidance about different liquor categories to ensure consistency and fairness

• improving the processes over obtaining and reviewing small manufacturer declarations and verifying that correct markups are applied

Accepted. Alberta Gaming, Liquor and Cannabis (AGLC) has made policy amendments for product registration in late 2023 and will conduct a comprehensive review of the refreshment beverage category to address any remaining ambiguity.

AGLC has implemented:

• a schedule for communication with applicants;

• documentation of effective dates; and

• clarifying and restricting access to permissions over markup master data to appropriate personnel, verifying changes are accurate, and retaining documentation of the review and approval	• a referral process for applications close to volume thresholds or random samples for review by AGLC Compliance Audit. AGLC will augment controls related to:

• user access and permissions;

• verification and oversight of changes; and

• retention of documentation of review and approval procedures.

This recommendation is expected to be fully implemented in March 2025.

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AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Technology and Innovation

Improve user access controls - Repeated

We again recommend that the Department of Technology and Innovation remove terminated users’ access to the government network and IT applications promptly.	Accepted. The Department of Technology and Innovation has made progress by adopting several processes to substantially reduce the number of control failures associated with user access management. The department will:

• automate additional controls to further reduce failures;

• incorporate account termination subject matter material into annual Government of Alberta mandatory training; and

• enhance the periodic review process for users’ access rights.

Alberta Transportation and Economic Corridors

Improve processes and internal controls over financial reporting

We recommend that the Department of Transportation and Economic Corridors improve its processes and internal controls over financial reporting to ensure the quality of financial information.	Accepted. The Department of Transportation and Economic Corridors will: • enhance processes and procedures to strengthen internal controls over financial reporting; and

• prepare position papers for new and emerging accounting matters.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

Improve asset accounting processes

We recommend that the Department of Transportation and Economic Corridors:

• evaluate its approach to account for assets and implement processes and controls to ensure compliance with accounting standards

• use the accounting system’s capabilities and reporting to track and account for project costs

Accepted. The Department of Transportation and Economic Corridors will evaluate options and implement the optimal processes and procedures to achieve each of the three noted recommendations.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

• implement a process to reconcile bridge information in its accounting and operational systems and adjust them

Response to the Auditor General | Fiscal Plan 2025–28	175

176	Response to the Auditor General | Fiscal Plan 2025–28